JOINT - STOCK COMPANY



AEROFLOT
Russian Airlines

37, korp.9, Leningradsky prosp.
Moscow, Russia, 125167
Tel.: (095) 155-6643
Fax: (095) 752-9028
Telex: 411969



Date 14.06.05 our ref. 12/280



Office of Chief Councel (202) 942-0659,
Division of Investment Management, 450
Fifth Street, N.W., Washington, D.C. 20549





Dear Sir / Madam,

In accordance with our obligations (regulated by Rule 12g3 – 2(b)) we send You a 1st quarter 2005 report of JSC «Aeroflot» in 2 copies.

Code of the emitter 82 – 4592.

Attached 2 reports contain 118 pages each.

If You would have any questions, please contact us by phone (095) 258-06-86 or by E-mail: afokeeva@aeroflot.ru.



Sincerely Yours,

Oleg Novozhenin

Director of Corporate
Property Department
JSC «Aeroflot - Russian airlines»

**(82-4592)**



# QUARTERLY REPORT BY
## the ISSUER OF SECURITIES

**1st quarter of 2005**

**Joint Stock Company "Aeroflot – Russian Airlines"**

**Issuer's code: 00010-A**

***Joint-Stock Company "Aeroflot-Russian Airlines"***

***Place of Residence: Russian Federation***
***Mailing Address: 37, bldg. 9, Leningradsky Prospekt, Moscow, 125167***

Contact person: ***GOLOVENKO Alesey Nikolaevitch***
***Deputy Chief, Securities Section, Corporate Property Department***
Tel. ***258-06-84***, Fax ***258-06-84***
E-mail AGOLOVENKO@AEROFLOT.RU

# CONTENTS

## Introduction
## Issuer's Information

a) **Issuer's Full Company Name** - Joint-Stock Company "Aeroflot-Russian Airlines"

**Short name :** JSC "Aeroflot"

b) **Location:** *Russian Federation*

**Mailing Address:** *Russian Federation, 125167, Moscow, Leningradski Prospect, 37, block 9*

c) **Issuer's Contact Phones and E-mail:**

**Phone:** ***(095) 258-06-84, Fax: (095) 258-06-84***

**E-mail:**

d) **Internet pages:**

***www.adr.db.com, www.skrin.ru, www.aeroflot.ru***

e) **Information on Issuer's Securities**

**Information on Shares**

| State Registration Number<br>Date of Registration | Category, type | Amount of declared shares | Par value | Date and Way of placement | End of placement |
|---|---|---|---|---|---|
| 1-01-00010-A<br>January 23, 2004 | Ordinary<br>Inscribed non-documentary | 1 110 616 299 | 1 (one) Ruble | Consolidated placement (below) | |
| 73-1"n"-5142<br>June 22, 1995 | Ordinary<br>Inscribed non-documentary | 3 164 149 | 1 (one) Ruble | June 18, 1994<br>Closed subscription | October 11, 1995 |
| 1-02-00010-A<br>April 5, 1999 | Ordinary<br>Inscribed non-documentary | 1 107 452 150 | 1 (one) Ruble | February 22 1999<br>Subscription among shareholders | February 22, 1999 |

*f)* This quarterly balance sheet contains estimates and forecast of authorized governing bodies of the Issuer regarding future events and/or actions, development perspective of the industry, where Issuer carries out its activity, results of Issuer operations activity, as well as Issuer's plans, probability of occurrence of events and action. Investors shall not fully rely on estimates and forecast of authorized governing bodies of the Issuer, since factual results of the Issuer's activity in the future may differ from forecast because of the number of reasons. Acquisition of Issuer's securities entails risks addressed in this statement.

## CHAPTER I. Brief Information on Issuer's Auditor and Assessor, and Financial Consultant, other natural persons, signing Quarterly Report

### 1.1 Information on Issuer's Auditor (Auditors)

Full Name. Joint Stock Company *"HLB "VNESHAUDIT"*

Brief Name: *"HLB "VNESHAUDIT LTD"*

Legal Address: office 701, Entrance 3, block 12, Krasnopresnenskaya naberezhnaya, Moscow, 123610

Phone: 258-19-91

FAX: 967-04-97

E-mail: **info@vneshaudit.ru**

Fiscal Year (Years) in respect of which independent audit of accounting and financial statements of the Issuer was carried out: from 1996 to 2004

Auditor's License Information:
License Issuer: *Ministry of Finance of the Russian Federation*
Type (Types) of activity: Auditing
License Number: E000548
Date of Issue: 25.06.2002
Valid: 25.06.2007

Full Name: Joint Stock Company *"Deloitte&Touche"*
Brief name: *"Deloitte&Touche" LTD*
Legal Address: *Russia, Moscow, Mokhovaya street, 4/7, bld.2*
Phone: (095) 933 73 00
Fax: (095) 933 73 01
E-mail; Moscow@deloite.ru

Fiscal Year (Years) in respect of which independent audit of accounting and financial statements of the Issuer was carried out: from 2002 to 2004

Auditor's License Information:
License Issuer: *Ministry of Finance of the Russian Federation*
License Number: 002417
Type (Types) of activity:
Date of Issue: November 6, 2002
Valid: November 6, 2007

The Issuer has no information on factors putting pressure on independence of the Auditor from the Issuer.

Auditing Committee as part of the Board of Directors and procedure of selecting the Auditor help decrease risks of such factors. Auditing Committee was founded in 2003. Chairman of the Committee shall be elected from members of the Board of Directors who are not staff employees of the Company.

The Committee's terms of reference cover in particular issuing for the Board of Directors of the Company recommendations on the Auditor who shall be selected from the number of internationally recognized independent Auditors with high professional profile. Within Committee's competence shall be the examination of the level of objectivity and independence of the Auditor.

Annual open contest to select an Auditor shall be carried out. The Board of Directors of the Company organizes such contests. Auditing Committee controls holding of the contest and draws a conclusion for the Board of Directors on compliance of the participants to the legislation of the Russian Federation.

The Issuer has no information on existence of any financial interest in the Issuer among Auditor's employees in the form of shares in the Authorized capital or possession of other securities of the Issuer, or family relations between officials of the Issuer and auditor, or any information that officials of the Issuer simultaneously hold official positions in the Auditor Company.

Borrowed funds have never been provided to the Auditor from the Issuer.

Payments to the Auditor shall be set as an actual compensation necessary to carry out the audit by the specialists of "HLB Vneshaudit" based on the time needed and hourly rates for different categories of specialists of "HLB Vneshaudit" at the time of signing the contract.

There are no deferred or overdue payments for the Auditor's services.

## 1.2. Brief information on the Issuer's Assessor

To assess value of redemption stock of JSC "Aeroflot", because of a major transaction, approval of which must be effected by the General Meeting according to Paragraph 2, Article 79 of the Federal Law "On Joint-Stock companies", stockholders came to a decision as regards stockholders voting against the decision on reorganization or approval of the transaction or those nonparticipating in the vote on this part of the agenda (Article 75, Paragraph 1) assessed value was carried out.

***Assessor:*** JSC "National Assessment and Consulting Agency"
***Assessor's Address:*** 103009, Moscow, Vspolnii pereulok, 18, building 2
***Expert assessors partaking in the assessment procedure:*** Dudareva T.N., Ulitov S.D., Reschenkova O.P., Melnikov S.V., Schkolnikov Yu.V.
***Fax and Phone:*** (095) 785-81-01
***E-mail:*** naa@naa.ru, www.naa.ru
***Licence Number:*** 000054
***Date of Issue:*** August 10, 2001
***Valid for Assessment activity:*** August 10, 2004
***Issuing Authority:*** Ministry of Property Relations of the Russian Federation

***Information on the services rendered by the Assessor:***
Based on information analysis and carried research, market value of a single (1) ordinary share of JSC "Aeroflot" in minority stock package as on July 1, 2004 – 29,50 Rubles (Twenty Nine Rubles and Fifty Kopecks).

## 1.3 Information on the Issuer's Consultants

There is no financial consultant on the equity market rendering consulting services to the Issuer.

## 1.4 Information on other persons signing the Report

None.

# Chapter II. Information on financial and economic status of the Issuer

## 2.1. Indicators of Issuer's Financial and Business Activities

| № | Indicator description | Accounting method | 2000 | 2001 | 2002 | 2003 | 2004 | 1st quarter of 2005 |
|---|---|---|---|---|---|---|---|---|
| 1 | Value of net assets, thousands rubles | According to the Method of Joint Stock Companies Assets стоимости Assessment as approved by the Ministry of Finance and the Central Bank Treasury of the Russian Federation of January 29, 2003, №10н/03-6/пз | 2399031 | 5 145 | 7 964 | 11 | 1634097 | 1546488 |
| 2 | Relation of the sum of attracted means to the capital and reserves, % | (Long term liabilities at the reporting period end + Short term at the reporting period end) / Capital and reserves at the reporting period end x 100 | 513.876 | 252.966 | 140.152 | 82.588% | 48.710% | 74.900% |
| 3 | Relation of the sum of short term Liabilities to the capital and reserves, % | Short term liabilities at the reporting period end / Capital and reserves at the reporting period end x 100 | 513.876 | 240.992 | 128.763 | 82.229% | 45.870% | 39.490% |
| 4 | Coverage of payments for debt servicing | (Net profit for the reporting period + allocation for depreciation for the reporting period - Dividends) / (Liabilities due for repayment during the reporting period + % interests due for payment during the reporting period) | 0,098 | 0,106 | 0,303 | 0,427 | 0,788 | -0,075 |
| 5 | Level of outstanding liabilities, % | Outstanding liabilities at the reporting period end / (Long term liabilities at the reporting period end + Short term liabilities at the reporting period end) x 100 | | | | | | |
| 6 | Turnover of net assets, times | Returns from sales of goods, products, works, services less value adder tax, excise duties and so on and compulsory charges / Value of net assets | 15.115 | 8.069 | 5.650 | 4.349 | 3.450 | 0.717 |
| | Turnover of accounts payable, times | Production cost of sold goods, products, works, services excluding commercial and administrative expenses / Accounts payable at the reporting period end | 3.104 | 4.319 | 4.592 | 5.678 | 7.231 | 2.054 |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| 8 | Turnover of accounts receivable, times | Returns from sold goods, products, works, services less value adder tax, excise duties, compulsory charges and so on / (accounts payable at the reporting period end – indebtedness of partners (founders) in relation to contribution into authorized capital at the reporting period end) | 5.787 | 5.417 | 4.725 | 5.375 | 4.789 | 1.003 |
| 9 | Portion of the Profit tax in the profit before taxes, % | Profit tax / Profit before taxes | 32.073 | 35.782 | 28.622 | 26.872 | 23.390 | - |

In accordance with the Method of evaluation of the value of net assets of joint stock companies as approved by order of the Ministry of Finance and the Central Bank Treasury of the Russian Federation of January 29, 2003 N 10н/03-6/пз

## Calculation of the value of net assets of the JSC "Aeroflot – Russian Airlines"

| Indicator description | Code of accounting balance sheet line | 2000 | 2001 | 2002 | 2003 | 2004 | 1st quarter of 2005 |
|---|---|---|---|---|---|---|---|
| I. Assets<br>1. Intangible assets | 110 | 104 958 | 76785 | 69026 | 61565 | 58325 | 55444 |
| 2. Fixed assets | 120 | 2019 161 | 3 641 605 | 3 475 841 | 3 433 666 | 3734614 | 3927619 |
| 3. Construction in progress | 130 | 682 595 | 986 908 | 860361 | 1 128 691 | 1291079 | 1171929 |
| 4. Income bearing investments into material values | 135 | - | - | - | - | - | - |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 5. Long term and short term financial investments | 140+250 | 2 620 426 | 2 199 258 | 1 832 048 | 2 322 663 | 2598190 | 5332846 |
| 6. Other non circulating assets | 145+150 | - | - | - | 6000 | 6987 | 1191747 |
| 7. Stocks | 210 | 1 147 894 | 1 837 162 | 1 939417 | 2 626 106 | 2998698 | 2774188 |
| 8. Value added tax on values purchased | 220 | 419 129 | 479 234 | 394 106 | 346 773 | 401 458 | 453 271 |
| 9. Accounts receivable | 230+240 | 6 266 221 | 7 664 800 | 9 524 157 | 9 028 147 | 11 771 184 | 11 054 812 |
| 10. Money means | 260 | 1 466 702 | 800 964 | 1 007 321 | 1 401 250 | 1 435 166 | 1 077 934 |
| 11. Other circulating assets | 270 | - | - | - | - | - | - |
| 12. Total assets taking into account (sum of items 1 to 11 above) | | 14 727 086 | 17686716 | 19 102 277 | 20 354 861 | 24 295 701 | 27 039 790 |
| II. Liabilities<br>13. Long term liabilities in relation to loans and credits | 510 | - | 600 000 | 905911 | - | 222 196 | 4 436 137 |
| 14. Other long term liabilities | 515+520 | - | - | - | 40 052 | 240 935 | 1 036 162 |
| 15. Short term liabilities in relation to loans and credits | 610 | 1 860 039 | 3 367 293 | 2500819 | 2 109 230 | 1 029 286 | - |
| 16. Accounts payable | 620 | 10463 127 | 8 498 853 | 7717690 | 7006417 | 6 430 286 | 5 477 723 |

| Indicator description | Code of accounting balance sheet line | 2000 | 2001 | 2002 | 2003 | 2004 | 1st quarter of 2005 |
|---|---|---|---|---|---|---|---|
| 17. Indebtedness to partners (founders) for payment of income | 630 | 4 889 | 13 519 | 11 498 | 6 987 | 31 887 | 29 484 |
| 18 . Reserves for deferred expenses | 650 | - | 29 484 | 1 624 | 33 647 | - | 595 402 |
| 19. Other short term liabilities | 660 | - | - | - | - | - | - |
| 20. Total liabilities taken into account (sum of items 13 to 19 above) | | 12 328 055 | 12 541 674 | 11 137 542 | 9 196 333 | 7 954 726 | 11 574 908 |
| 21. Value of net assets of the joint stock company (total assets taken into account (page 12) less liabilities taken into account (page 20)) | | **2 399 031** | **5 145 042** | **7 964 735** | **11 158 528** | **16 340 975** | **15 464 882** |

Note:

**The difference with the Report on the capital flaw (Form 3) is caused by the change of the calculation method. For comparability of indicators the net assets are calculated in accordance with the Method of Evaluation of Net Assets of Joint Stock Companies as approved by Order of the Ministry of Finance and the Central Bank Treasury of the Russian Federation of January 29, 2003 N 10н/03-6/пз**

## 2.2. Issuer's Market Capitalization

Information on market capitalization of JSC "Aeroflot" for the last 5 completed years to the date of ending of each financial year and to the date of ending of the 1st Quarter of 2005.

Capitalization is calculated as product of the number of ordinary shares by weight-average price of one share calculated for 10 largest transactions realized via Stock Exchange RTS (for the 1st Quarter 2005 Stock Exchange ММВБ) in the last month preceding the month of the end of the reported period and in the last month of each completed fiscal year for which issuer's capitalization is reported.

| Year | Capitalization, USD |
|---|---|
| 2000 | 227 676 341 |
| 2001 | 395 379 402 |
| 2002 | 383 162 623 |
| 2003 | 766 325 246 |
| 2004 | 1 359 949 658 |
| 2005 1st Quarter | 1 735 893 275 |

When calculating this paragraph information was used on auctions and average weighted prices taken from free pages (www.rts.ru) and (www.micex.ru).

## 2.3. Issuer's Liabilities

### 2.3.1. Payables

**Accounts payable for 2004**

| Description of liabilities payable | Payment due date | | | | | |
|---|---|---|---|---|---|---|
| | Less than 30 days | from 30 to 60 days | from 60 to 90 days | from 90 to 180 days | from 180 days to 1 year | More than 1 year |
| Accounts payable total, rubles including: | 5 752 362 219 | 9 841 849 | 526 067 452 | 310 660 707 | 819 713 840 | 536 079 819 |
| outstanding accounts payable total, rubles | 1 102 161 464 | | | | | |
| Borrowed funds total, rubles | 576 312 | 0 | 0 | 278 273 357 | 750 572 699 | 222 195 820 |

| Outstanding liabilities on borrowed funds total, rubles | | | | | | |
|---|---|---|---|---|---|---|
| Credits, rubles | 576 312 | | | 278 273 357 | 750 572 699 | 222 195 820 |
| Loans, rubles Including: | | | | | | |
| bonded loans, rubles | | | | | | |
| Other liabilities payable total, rubles including: | 5 751 785 907 | 9 841 849 | 526 067 452 | 32 387 350 | 69 141 141 | 313 883 999 |
| to suppliers and contractors, rubles | 4 775 254 863 | 4 496 849 | 4 496 849 | 13 490 550 | 30 735 007 | 35 974 808 |
| Bills payable, rubles | | | | | | |
| To issuer's affiliated companies, rubles | 31 887 000 | | | | | |
| Salaries and wages, rubles. | 225 274 064 | | | | | |
| Outstanding payments to the State budget and non state budget funds, rubles, including: | 283 373 804 | 5 345 000 | 507 935 091 | 18 896 800 | 37 793 500 | 37 188 852 |
| overdue, rubles | | | | | | |
| Other accounts payable, rubles | 435 996 176 | | 13 635 512 | | 612 634 | 240 720 339 |
| Total, rubles: | 5 752 362 219 | 9 841 849 | 526 067 452 | 310 660 707 | 819 713 840 | 536 079 819 |

**Accounts payable for January-March 2005**

| Description of liabilities payable | Payment due date | | | | | |
|---|---|---|---|---|---|---|
| | Less than 30 days | from 30 to 60 days | from 60 to 90 days | from 90 to 180 days | from 180 days to 1 year | More than 1 year |
| Accounts payable total, rubles including: | 5 298 391 998 | 9 841 850 | 33 184 231 | 29 807 579 | 61 223 655 | 4 510 895 233 |
| outstanding accounts payable total, rubles | 1 070 982 773 | | | | | |
| Borrowed funds total, rubles | 0 | 0 | 0 | 0 | 0 | 4 436 137 130 |
| Outstanding liabilities on borrowed funds total, rubles | | | | | | |

| | | | | | | |
|---|---|---|---|---|---|---|
| Credits, rubles | | | | | | 4 436 137 130 |
| Loans, rubles Including: | | | | | | |
| bonded loans, rubles | | | | | | |
| Other liabilities payable total, rubles including: | 5 298 391 998 | 9 841 850 | 33 184 231 | 29 807 579 | 61 223 655 | 74 758 103 |
| to suppliers and contractors, rubles | 4 517 388 051 | 4 496 850 | 4 496 850 | 13 490 550 | 28 541 021 | 25 111 638 |
| Bills payable, rubles | | | | | | |
| To issuer's affiliated companies, rubles | 29 484 000 | | | | | |
| Salaries and wages, rubles. | 237 163 347 | | | | | |
| Outstanding payments to the State budget and non state budget funds, rubles, including: | 139 494 108 | 5 345 000 | 28 687 381 | 16 035 000 | 32 070 000 | 48 354 192 |
| overdue, rubles | | | | | | |
| Other accounts payable, rubles | 374 862 492 | | | 282 029 | 612 634 | 1 292 273 |
| Total, rubles: | 5 298 391 998 | 9 841 850 | 33 184 231 | 29 807 579 | 61 223 655 | 4 510 895 233 |

### 2.3.2. Issuer's Credit History

Credit deals with primary debt of 10 % and over of the net wealth of the Issuer – none.

### 2.3.3. Issuer's Liabilities to third parties.

Information on affiliations of JSC "Aeroflot" with third party investments (as of January 1, 2005)

| № | Full and Short name | Investments | Purpose of Investments | Financial performance on December 31, 2001 (thousand Rbls.) | Financial performance on December 31, 2002 (thousand Rbls.) | Financial performance on December 31, 2003 (thousand Rbls.) | Financial performance on December 31, 2004 (thousand Rbls.) | Financial performance on 1st Quarter, 2005 (thousand Rbls.) |
|---|---|---|---|---|---|---|---|---|
| 1 | Closed Society "Aeromar" "Aeromar LTD" | 28 050 | Catering and beverages of JSC "Aeroflot" flights, for profit company | 105 458 | 125 255 | 47 976 | 111 019 | -11691 |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| 2 | JSC "Aeroflot-Don" | 167 720 260 | Air transportation, including joint operations with JSC 'Aeroflot", for profit company | 3 273 | 26 111 | 6 982 | 536 | -41000 |
| 3 | «Aeroflot Nord» LTD | 40 800 000 | Air transportation inclusive jointly with Aeroflot | - | - | - | 4 345 | -30 705 |

### 2.3.4. Other Issuer's Liabilities

Issuer's liabilities which may materially affect financial performance of the Issuer – none.

## 2.4. Risks connected with acquisition of placing (placed) securities

### 2.4.1. Industry Risks

In transportation area especially in the civil aviation area there exists considerably rigid state and branch international regulation imposing material limits on air carriers. Operations are regulated by Law, not only Russian but also international agreements which sometimes negatively influence the efficiency of Aeroflot activities.

It is noteworthy, that there exists such a risk as international conflicts. Such risks result in probable decrease in transportation as dangers of terrorism or facts of terrorism arise. Such risks exist both home and abroad.

Among specific industry risks of air transportation there is seasonal demand which entails instable financial flow within a year.

A typical air transportation risk is a high employee strike activity. Both in the company, other companies and especially abroad.

As civil aviation considerably aimed at consumer market a material effect lies in macro economic factors and primarily living standards of the population and level of business activity in the country which are heavily influenced by price fluctuations of raw materials on world markets. Thus fluctuations of world prices, change of economic policies of the state heavily influence operations activity and financial state of the air carrier Aeroflot inclusive.

Russia more and more integrates into world economy, which makes for growth of demand on international air transportation. This factor favorably influences growth of air carriers and especially Aeroflot in this market segment.

Energy Resources Prices.

World oil prices directly influence the amount of operational costs of the Company. In case of further dramatic price-rise on energy resources, fuel costs may increase in a total volume of operational costs.

Competition:

A growing competition from other Russian Air carriers on the domestic air transportation market may limit the growth of volumes of air traffic in this field of activity.

### 2.4.2. Country and Regional Risks

Social:

Risk factors are minimal, as the Issuer carries out active social policy; conditions of industry tariff agreement and collective agreements between the administration and employees are strictly observed.

Environmental:

Risks are minimal as passenger and cargo transportation activity in the Russian Federation are subject to State licensing and control.

Seasonal type of activity:

JSC "Aeroflot" air transportation activity is seasonal in its nature with a considerable increase of passenger turnover in summer time.

### 2.4.3. Financial Risks

**Dependence on economic growth:**

A direct dependence of the change of air traffic volumes and dynamics of Gross National Product of the country is noticeable. Therefore, the development of the Russian Federation economy is a condition of the maintenance of the current status of the Company in the air transportation market.

Foreign Currency Risks:

"Aeroflot" is highly affected by hard currency risks and currency regulation procedures. The Company operates on a foreign-make equipment and aircraft and extends its activities to a number of countries, thus working with different foreign currencies. Part of receipts and expenditures nominated in foreign currency. On the one hand it strongly affects Company operations through exchange rate policies on domestic and foreign markets. On the other, increases sensitivity to risks related to currency regulation procedures.

'Aeroflot" financial risks are considerably low. Such high estimates of this parameter are determined by stable profitability of the company and low WACC. Profitability of company assets is considerably higher than the average weighted capital value, thus the Company has the possibility to pay interest on debt capital and invest part of profit to operations development. Receipts and profits of the Company demonstrate stable growth trend. Furthermore, carried analysis proves high likelihood that this trend will remain in the future.

### 2.4.4. Legal Risks

Changes in the foreign currency regulations.

Taking into consideration that JSC «Aeroflot» being an integral part of the world air transportation system carries out its activities in many countries abroad using, a number of various world currencies to cover its operations, accordingly, any change of foreign currency regulations, namely, in the matters of hardening its rules, considerably raises the risks of delayed fulfillment of liabilities to foreign partners that makes inevitable both failures to meet the obligations to Aeroflot on the part of such partners and imposition of relevant penalties, provided in the Law and contracts.

Changes in the taxation legislation.

Any change of the taxation legislation is always fraught with certain financial risks since any failure to observe the statutory requirements results in imposition of various penalties and other punitive actions.

Changes of customs clearance rules and duties.

As JSC «Aeroflot» in its operations has to make use of different kinds of products/ services of foreign origin (including foreign made aircraft) any change of customs clearance regulations towards their hardening considerably increase the risks of JSC «Aeroflot» to the matter of both the opportunity to make use of such products and services and their timely delivery.

**Changes of court practice in the matters related to the issuer's activities.**

Currently the court practice for the main types of court cases of the issuer has been settled already. Its change may be caused only by a change of legislation that in itself entails certain risks.

### 2.4.5. Risks connected with the issuer's activities

Technical:

The following may be considered as issuer's technical risk factors: the use for main operations of means of higher risks – aircraft. With the aim to minimize technical risk factors the issuer has done a lot to modernize its aircraft and engine fleet: currently more than 40% of the total air operations is carried out with the use of the new generation equipment. The issuer has kept under control flight safety and security and has got in its organizational structure an administrative body – Inspection on Flight Safety and Security. The risk on the lost /damage of the aircraft and engine fleet and issuer's third party liability during transportation operations have been duly insured and reinsured by Lloyd Syndicate.

Current legal proceedings.

Currently JSC «Aeroflot» is acting as a defendant in the following cases on:

- payment of damages connected to the failure/improper fulfillment of obligations for the carriage of passengers/luggage/cargo;
- payment of damages connected to JSC «Aeroflot»failure to carry out its contracted obligations;
- failure to carry out Collective contract as current in the JSC «Aeroflot»;
- labor conflicts.

Accordingly, the greater part of the court mitigation risks are mostly financial risks and risks of requisition of some properties of the Company .

Incapability to extend the issuer's license either for a certain business activities or for the use of facilities that are legally restricted for the possession by civil entities.

In case such a license is connected with the main activities of - air operations and any other directly connected with those – the risk is very high since it affects the very existence of JSC «Aeroflot» .

Should such a license cover other areas of JSC «Aeroflot» operations that are not listed among the basic ones for JSC «Aeroflot», then in case the license is canceled/ incapability to extend it the required services may be provided to JSC «Aeroflot» by third parties that possess appropriate licenses. Since the services in question are not free JSC «Aeroflot» risks would be only financial.

Possible issuer's liability for outstanding liabilities of third parties.

The emergence of such liabilities is possible in cases provided by the Law and, also, if they are stipulated in a contract as may be concluded by JSC «Aeroflot» with third parties.

As for the outstanding liabilities of JSC «Aeroflot» subsidiaries the liabilities of JSC «Aeroflot» would be limited by the value of shares/ stocks in possession of JSC «Aeroflot» of those subsidiaries. For that matter, the exceptions will include the cases of imposition of subsidiary liability in accordance with item 3, Article 6 of the Federal Law "On Joint Stock Companies", namely in the cases when JSC «Aeroflot» by way of issuing mandatory instructions to subsidiaries involved (with prior knowledge that such instructions would result in losses) has inflicted losses to the subsidiary or caused its insolvency (bankruptcy).

## Chapter III. Detailed Information on the Issuer

### 3.1. Branch offices and representatives of the issuer

**Branch offices and representatives of the issuer.**

Name: ***Australia (Sydney)***
Location: ***Sydney***
Postal Address: ***24 LEVEL 44 MARKET STREET SYDNEY NSW 2000 AUSTRALIA***
Head: ***Sokolov Dmitri Alekseyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 12 July 2004 (termless)***

Name: ***Austria (Vienna)***
Location: ***Vienna***
Postal Address: ***PARKING 10, 1010 VIENNA, AUSTRIA***
Head: ***Zhiganov Igor Petrovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 11 September 2001 (termless)***

Name: ***Belgium (Brussels)***
Location: ***Brussels***
Postal Address: ***RUE DES COLONIES 58 1000 BRUXELLES BELGIQUE***
Head: ***Snegiriov Igor Anatolievich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 15 March 2004 (termless)***

Name: ***Bulgaria (Sophia)***
Location: ***Sophia***
Postal Address: ***23 OBORISHTE ST. 1504 SOFIA BULGARIIA***
Head: ***Krakhmalev Vladimir Vasiliyevich***
Opened: ***21 April 1994***
Power of Attorney valid: ***from5 November 2002 (termless)***

Name: ***Great Britain (London)***
Location: ***London***
Postal Address: ***70, PICCADILLY, LONDON W1V 9HH, UK***
Head: ***Sereda Vitali Ivanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 22 June 2001 (termless)***

Name: ***Hungary (Budapest)***
Location: ***Budapest***
Postal Address: ***HUNGARY 1051 BUDAPEST VACI UT.4***
Head: ***Zakharevich Alexandre Ivanovich***
Opened: ***21 June 1994***
Power of Attorney: ***from 28 November 2001 (termless)***

Name: ***Germany (Frankfort)***
Location: ***Frankfort***
Postal Address: ***WILHELM-LEUSCHNER-STR. 41 D-60329 FRANKFURT AM MAIN GERMANY***
Head: ***Akhlamov Sergey Petrovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 15 May 2003 (termless)***

Name: ***Germany (Berlin)***
Location: ***Berlin***
Postal Address: ***UNTER DER LINDER, 51, 10117, BERLIN***
Head: ***Kuznetsov Eugenie Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 19 November 2002 (termless)***

Name: ***Germany (Hamburg)***
Location: ***Hamburg***
Postal Address: ***ADMIRALITAT STR. 60, 20459 HAMBURG***
Head: ***Avramenko Alexandre Georgiyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 19 November 2002 (termless)***

Name: ***Germany (Dusseldorf)***
Location: ***Dusseldorf***
Postal Address: ***40212, DUSSELDORF, BERLINER ALLEE, 26.***
Head: ***Kovalenko Victor Valeriyevich***
Opened: ***21 June 1994***

Power of Attorney valid: ***from 4 August 2004 (termless)***

Name: **Germany (Munich)**
Location: ***Munich***
Postal Address: ***FRG\MUNICH ISARTORPLATZ 2, 80331 MUENCHEN***
Head: ***Menshenin Sergey Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 19 November 2002 (termless)***

Name: ***Germany (Hahn)***
Location: ***Hahn***
Postal Address: ***AEROFLOT, GEBAUDE 850 D-55483 FLUGHAFEN HAHN GERMANY***
Head: ***Koroliov Oleg Konstantinovich***
Opened: ***1 October 2001***
Power of Attorney valid: ***24 April 2003 (termless)***

Name: ***Greece (Athens)***
Location: ***Athens***
Postal Address: ***14 XENOFONTOS STR. SYNTAGMA - GR 105 57, ATHENS, GREECE***
Acting as Head: ***Anosov Yuri Alexeyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 20 September 2004 (termless)***

Name: ***Denmark (Copenhagen)***
Location: ***Copenhagen***
Postal Address: ***DENMARK COPENHAGEN, 1-3 VESTER FARIMAGSGADE DK - 1606***
Head: ***Mulkidzanov Dmitri Ivanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 24 April 2004 (termless)***
Name: ***Spain (Madrid)***
Location: ***Madrid***
Postal Address: ***ESPANA/28006, MADRID, C/JOSE ORTEGA Y GASSET, 2***
Head: ***Khomenko Anatoly Mikhailovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 29 October 2001 (termless)***

Name: ***Spain (Barcelona)***
Location: ***Barcelona***
Postal Address: ***ISPANIIA, 08029 BARSELONA C/MALLORCA 41***
Head: ***Kolin Valeri Anatoliyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 26 May 1999 (termless)***

Name: ***Italy (Rome)***
Location: ***Rome***
Postal Address: ***00187 ROMA VIA L. BISSOLATI 76***
Head: ***Sporov Igor Yuriyevich***
Opened: ***21 June 1994***

Power of Attorney valid: ***from 1 March 2001 (termless)***

Name: ***Italy (Venice)***
Location: ***Venice***
Postal Address: ***35137 PADOVA PIAZZETTA CONCIAPELLI 20***
Head: ***Krasii Yaroslav Nikolayevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 14 June 2002 (termless)***

Name: ***Italy (Milan)***
Location: ***Milan***
Postal Address: ***20124 MILANO -VIA VITTOR PISANI, 19***
Head: ***Opolev Anatoli Leonidovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 25 June 2001 (termless)***

Name: ***Netherlands (Amsterdam)***
Location: ***Amsterdam***
Postal Address: ***THE NITHERLANDS 1017 SG AMSTERDAM WETERRINGSCHANS 26***
Head: ***Titov Nikolai Borisovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 26 March 2002 (termless)***

Name: ***Norway (Oslo)***
Location: ***Oslo***
Postal Address: ***NORVEGIIA 0157 OSLO OVRE SLOT SGT 6***
Head: ***Vostrikov Yuri Timofeyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 5 October 1998 (termless)***

Name: ***Poland (Warsaw)***
Location: ***Warsaw***
Postal Address: ***POLAND WARSAW 00-508 JEROZOLIMSKIE AL. 29***
Head: ***Sen Ivan Pavlovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 27 November 2000 (termless)***

Name: ***Portugal (Lisbon)***
Location: ***Lisbon***
Postal Address: ***PORTUGAL, LISBON, AVENIDA DA LIBERDADE 36-D, INDEX 1250***
Head: ***Kruglov Valeri Alexeyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 5 October 2001 (termless)***

Name: ***Romania (Bucharest)***
Location: ***Bucharest***
Postal Address: ***29, STR.BISERICA AMZEI, BUCHAREST, ROMANIA***
Head: ***Naumenko Victor Ivanovich***

Opened: ***21 June 1994***
Power of Attorney valid: ***from12 May 2004 (termless)***

Name: ***Slovakia (Bratislava)***
Location: ***Bratislava***
Postal Address: ***SLOVAK REPUBLIC 811 01 BRATISLAVA LAURINSKA 13***
Head: ***Sinitsin Sergey Mikhailovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 5 February 2003 (termless)***

Name: ***Slovenia (Ljubljana) (activities suspended, order 154 of 23 April 2004)***
Location: ***Ljubljana***
Postal Address: ***R.SLOWENIIA G.LIUBLIANA-1000 DUNAJSKAIA 21, AFL***
Head: ***Ognev Vitali Vasiliyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 4 July 2002***

Name: ***Finland (Helsinki)***
Location: ***Helsinki***
Postal Address: ***00100 MANNER-HEIMINTIE 5 HELSINKI FINLAND***
Head: ***Piven Alexandre Ivanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 13 October 2003 (termless)***

Name: ***France (Paris)***
Location: ***Paris***
Postal Address: ***FRANCE 33 AV DES CHAMPS-ELISEES 75008 PARIS***
Head: ***Mukhin Eugeni Alexeyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from14 May 2002 (termless)***

Name: ***France (Nice)***
Location: ***Nice***
Postal Address: ***AEROFLOT COT D'AZUR TERMINAL 1 06281 NICE FRANCE***
Head: ***Pivovarov Andrei Nikolayevich***
Opened: ***21 April 1998***
Power of Attorney valid: ***from16 April 2001 (termless)***
Name: ***Groatia (Zagreb)***
Location: ***Zagreb***
Postal Address: ***CROATIIA 10000 ZAGREB VARSAWSKA 13***
Head: ***Karatayev Alexandre Mikhailovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from15 March 2004 (termless)***

Name: ***Czechia (Prague)***
Location: ***Prague***
Postal Address: ***PARIZSKA 5 110 00 PRAHA 1***
Head: ***Gurko Valeri Felixovich***

Opened: **21 June 1994**
Power of Attorney valid: ***from12 July 2004 (termless)***

Name: ***Switzerland (Zurich)***
Location: ***Zurich***
Postal Address: ***AERFLOT-RIA TALASKER 41 CH-8001 ZURICH***
Head: ***Serafimov Valeri Mikhailovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from4 May 2001 (termless)***

Name: ***Switzerland (Geneva)***
Location: ***Geneva***
Postal Address: ***PL.ACE CORNOVAIN, 16, 1201 GENEVE SUISSE***
Head: ***Korchagin Alexandre Serafimovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from20 January 2004 (termless)***

Name: ***Sweden (Stockholm)***
Location: ***Stockholm***
Postal Address: ***SVEAVAGEN 31, 2 TR BOX 3075 10361 STOKHOLM SWEDEN***
Head: ***Morenov Sergey Alexandrovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 4 December 2002 (termless)***

Name: ***Sweden (Goteborg)***
Location: ***Goteborg***
Postal Address: ***DROTTNINGGATAN 30, 41114 GOTHENBURG, SWEDEN***
Head: ***Tezikov Pavel Vasiliyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***none***

Name: ***USA (New York)***
Location: ***America***
Postal Address: ***1384 BRODWAY, FLOOR 22 NEW YORK, NY 10018***
Head: ***Delovery Anatoly Valentinovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 15 May 2003 (termless)***

Name: ***USA (Washington)***
Location: ***America***
Postal Address: ***1634 EYE 1 STREET N.W. SUITE 200 WASHINGTON DC 20006***
Head: ***Gomenuk Sergey Ivanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 15 March 2004 (termless)***

Name: **USA (Los Angeles)**
Location: **America**

Postal Address: ***USA/LOS ANGELES, 9100 WILSHIRE BLVD # 616 , BEVERLY HILLS, CA 90212***
Head: ***Grigoriyev Yuri Nikolayevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 4 June 2002 (termless)***

Name: ***USA (San Francisco)***
Location: ***America***
Postal Address: ***291 GEARY STR SIUTE 200 SAN FRANCISCO CA 94102***
Head: ***Voitsekhovich Alexandre Gennadiyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 1 July 2002 (termless)***

Name: ***USA (Seattle)***
Location: ***America***
Postal Address: ***1411 4TH AV SUITE 420 SEATLE WASHINGTON 98101***
Head: ***Tavlintsev Gennady Mikhailovich***
Opened: ***8 April 1994***
Power of Attorney valid: ***from 29 July 2002 (termless)***

Name: **Ireland (Shannon)**
Location: **Shannon**
Postal Address: ***SHENON AIRPORT CO CLAIR IRELAND***
Acting as Head: ***Krakhmalev Mikhail Mikhailovich***
Opened: ***21 June 1994***
Power of Attorney valid: **none**

Name: ***Ireland (Dublin)***
Location: ***(Dublin)***
Postal Address: ***IRLANDEIIA/DUBLIN, AEROFLOT RUSSIAN INTERNATIONAL AIRLINES UPPER LINK BUILDING DUBLIN AIRPORTCO. DUBLIN IRELAND***
Head: ***Uliyanov Dmitri Eduardovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 17 November 2003 (termless)***

Name: ***Montreal (activities suspended from 1 March 2005 by order # 25 of 17 January 2005)***
Location: ***Canada Montreal***
Postal Address: ***615 DE MAISONNEUVE MLVD.M. MONTREAL QUEWEBEC CANADA H3A 1L8***
Head: ***Arshaninov Eugeni Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 12 August 2003***
Name: ***Cuba (Havana)***
Location: ***Havana***
Postal Address: ***CALLE 23 ESQ. INFANTA N 64 VEDADO C.HAVANA CUBA***
Head: ***Zherdev Eugeni Ivanivich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 13 October 2003 (termless)***

Name: ***Panama (Panama)***
Location: ***Panama***
Postal Address: ***P.O. BX 2642 BALBOA ANCO PANAMA REPUBLICA DE PANAMA***
Head: ***Neshto Sergey Nikolayevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 11 August 2004 (termless)***

Name: ***Peru (Lima)***
Location: ***Lima***
Postal Address: ***JR. MARTIR OLAYA, 201, OF. 340-350, EDIFICIO DIAGONAL, MIRAFLORES, LIMA , PERU***
Head: ***Mordavchenkov Sergey Mikhailovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 4 July 2002 (termless)***

Name: ***Vietnam (Hanoi)***
Location: ***Hanoi***
Postal Address: ***DAENA BUSINESS SENTER, 360 KIM MA ST., BA DINH, DIST., HANOI, VIETNAM. AEROFLOT RUSSIAN AIRLINES***
Head: ***Igranov Eugeni Leonidovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 2 October 2001 (termless)***

Name: ***Ho Chi Minh (activities suspended from 1 March 2005 by order # 17 of 12 January 2005)***
Location: ***Vietnam (Ho Chi Minh)***
Postal Address: ***4H, LE LOI STREET, HO CHI MINH CITY, VIETNAM***
Head: ***Vidineyev Alexandre Borisovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 13 February 2002***

Name: ***India (Delhi)***
Location: ***Delhi***
Postal Address: ***AEROFLOT TOLSTOY HOUSE, 15-17 TOLSTOY MARG DELHI - 110001 (INDIA)***
Head: ***Vasiutkin Vitali Matveyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 10 April 2003 (termless)***

Name: ***India (Bombay)***
Location: ***Bombay***
Postal Address: ***11 TULSIANI CHAMBERS GROUND FLOOR FREE PRESS JOURNAL MARG NARIMAN POINT MUMBAI 400021***
Head: ***Ivchenko Vladimir Anatoliyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 14 March 2003 (termless)***

Name: ***China (Beijing)***
Location: ***Beijing***
Postal Address: ***GENERAL REPRESTNTATION OF AEROFLOT IN CHINA HOTEL JINGLUN, NO.3 JIANGUOMENWAI STREET, BEIJING P.R. CHINA 100020***
Head: ***Samsonov Vladimir Vasiliyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 8 July 2002 (termless)***

Name: ***China (Hong Kong)***
Location: ***Hong Kong***
Postal Address: ***ROOM 1606, 16 FLOR, TOWER TWO, LIPPO CENTRE, 89 QUEENSWAY, HONG KONG***
Head: ***Sumchenko Alexei Anatoliyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 28 October 2000 (termless)***

Name: ***China (Harbin)***
Location: ***Harbin***
Postal Address: ***150001 CHINA, HARBIN NANGANG DISTRICT, YIYUANJIE STREET, 2, HONG KONG SINOWAY HOTEL , ROOM 808.***
Head: ***Korystov Viktor Stanislavovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 15 February1999 (termless)***

Name: ***China (Shanghai)***
Location: ***Shanghai***
Postal Address: ***200040, KNR, SHANGHAI, NANJINGXIL, 1376, SHANGHAI CENTER, SUITE 203***
Head: ***Bugrov Sergey Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 23 November 2001 (termless)***

Name: ***China (Shenyang)***
Location: ***Shenyang***
Postal Address: ***HOTEL INTERCONTINENTAL (GROUND FLOOR), 208, NANGJING NORTH STREET, HEPING DISTRICT, SHENYANG, 110001, CHINA***
Head: ***Rassokhin Vladimir Nikolayevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 5 November 2002 (termless)***

Name: ***Korean People's Democratic Republic (Pyongyang)***
Location: ***Pyongyang***
Postal Address: ***11-DONG MUNSU-3 DONG TAEDONGGANG DISTRICT***
Head: ***Grokhovski Alexandre Ivanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 27 December 2000 (termless)***
Name: ***Republic of Korea (Seoul)***
Location: ***Seoul***

Postal Address: ***404, CITY AIR TERMINAL BLDG, № 159-6, SAMSUNG-DONG, KANGNAM-KU, SEOUL, KOREA***
Head: ***Pereverzev Vladimir Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 21 November 2002 (termless)***

Name: ***Malaysia (Kuala Lumpur)***
Location: ***Kuala Lumpur***
Postal Address: ***LEVEL 17, SUITE 17.03, MENARA HLA, NO 3 JALAN KIA PENG, 50450 KUALA LUMPUR***
Head: ***Suhov Vladimir Mikhailovich***
Opened: **21 June 1994**
Power of Attorney valid: ***from 27 November 2002 (termless)***

Name: ***Mongolia (Ulan Bator)***
Location: ***Ulan Bator***
Postal Address: ***ULAN-BATOR UL. N CAGDRV-15 AEROFLOT***
Head: ***Burninov Dmitri Borisovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 13 October 2003 (termless)***

Name: ***Nepal (Katmandu) (activities suspended by order # 156 of 23 April 2004)***
Location: ***Katmandu***
Postal Address: ***NEPAL KATMANDU KAMALADI P.O. BOX 5640***
Head: ***Akopov Valeri Karpovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***12 April 2001***

Name: ***Pakistan (Karachi) (activities suspended by order # 153 of 23 April 2004)***
Location: ***Karachi***
Postal Address: ***HOLIDAY INN CROWNE PLAZA SHHRAH-E-FAISAL ROAD KARACHI-PAKISTAN***
Head: ***Fedoseyev Vladimir Feodorovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 17 September 2003***

Name: ***Singapore (activities suspended from 1 March 2005 by order # 23 of 17 January 2005)***
Location: ***Singapore***
Postal Address: ***15 QUEEN STREET #01-02/02-00TAN CHONG TOWER, SINGAPORE 188537***
Head: ***Tumanov Alexandre Mikhailovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 25 July 2001***

Name: ***Thailand (Bangkok)***
Location: ***Bangkok***
Postal Address: ***183 MEZZANINE FLOR REGENT HOUSE, RAJDAMRI ROAD BANGKOK 10330***
Head: ***Borisov Vitali Vladimirovich***

Opened: ***21 June 1994***
Power of Attorney valid: ***from 1 August 2002 (termless)***
Name: ***Japan (Tokyo)***
Location: ***Tokyo***
Postal Address: ***TOKYO/SVAX TT BILD.,3-11-15, TORANOMON, MINATO-KU, TOKYO 105 JAPAN***
Head: ***Mnatsakanov Yuri Gerasimovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 22 June 2001 (termless)***

Name: ***Japan (Osaka) (activities suspended by order # 158 of 23 April 2004)***
Location: ***Osaka***
Postal Address: ***IMAGAWA BLDG. 8 F 2-2-17 IMABASHI CHUO-KU, OSAKA 541-0042 JAPAN***
Head: ***Aveltsov Yuri Ivanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***none***

Name: ***Angola (Luanda)***
Location: ***Luanda***
Postal Address: ***AFL AV. 4 DE FEVEREIRO 114 LUANDA ANGOLA***
Head: ***Tsepalov Dmitri Alexandrovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 11 June 2002 (termless)***

Name: ***Egypt (Cairo)***
Location: ***Cairo***
Postal Address: ***CAIRO/EGYPT 18, EL BOUSTAN ST.EL BOUSTAN COMMERCIAL CENTRE***
Head: ***Levkin Igor Vasiliyevich***
Opened: ***20 December 1999***
Power of Attorney valid: ***from 30 June 2003 (termless)***

Name: ***Israel***
Location: ***Tel Aviv***
Postal Address: ***63801 ISRAIL, TEL-AVIV BEN-YEHUDA 1***
Head: ***Shumilov Sergey Borisovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 13 March 2003 (termless)***

Name: ***Jordan (Amman) (activities suspended by order # 138 of 23 April 2004)***
Location: ***Amman***
Postal Address: ***P.O. BOX 7303 AMMAN JORDAN***
Head: ***Pryadko Pavel Pavlovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 12 October 1998***

Name: ***Iran (Tehran)***
Location: ***Tehran***
Postal Address: ***IRAN/TEHRAN 23 OSTAD NEJATOLLAHI STREET***

Head: ***Zarinyan Levon Anushavanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 27 May 2003 (termless)***
Name: ***Cyprus (Nicosia)***
Location: ***Nicosia***
Postal Address: ***32 B&C, HOMER AVE. P.O. BOX 22039, 1097 NICOSIA CYPRUS***
Head: ***Ostapenko Alexandre Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 1 September 1999 (termless)***

Name: ***Lebanon (Beirut)***
Location: ***Beirut***
Postal Address: ***2034-8418 LEBANON, BEIRUT, GEFINOR CENTER, BLOK C, 41 CLEMENCEAU STREET***
Head: ***Kovalchuk Viacheslav Markovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 28 January 2004 (termless)***

Name: ***Malta (La Valetta) (activities suspended by order # 150 of 23 April 2004)***
Location: ***La Valetta***
Postal Address: ***REGENCY HOUSE, 1ST FLOOR, REPUBLIC ST. VALETTA VLT 04, MALTA***
Head: ***Yentaltsev Valeri Leonidovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 26 October 2000***

Name: ***Syria (Damascus)***
Location: ***Damascus***
Postal Address: ***SYRIA DAMASCUS 29 MAY STREET***
Head: ***Alabin Boris Alexandrovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 1 July 1996 (termless)***

Name: ***Turkey (Istanbul)***
Location: ***Istanbul***
Postal Address: ***TAKSIM-ISTANBUL METE CAD. NO 30***
Head: ***Hilchenko Alexandre Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 5 November 2003 (termless)***

Name: ***Turkey (Antalya)***
Location: ***Antalya***
Postal Address: ***ANTALYA INTERNATIONAL AIRPORT BLOC.A//N.241***
Head: ***Golovin Nikolai Ivanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 12 August 2003 (termless)***

Name: ***Turkey (Ankara) (activities suspended by order # 136 of 6 April 2004)***
Location: ***Ankara***

Postal Address: ***06550, ANKARA, TURKEY, AEROFLOT-CINNAH CADESI 114/2, CANKAYA***
Head: ***Titov Konstantin Victorovich***
Opened: **21 June 1994**
Power of Attorney valid: ***from13 February 2002***

Name: ***United Arab Emirates (Dubai)***
Location: ***Dubai***
Postal Address: ***U.A.E., DUBAI, PO BOX 1020 AL MAKTOUM STREET AL MAZROEI BLDG DEIRA DUBAI***
Head: ***Chumak Alexandre Markovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***9 August 2001 (termless)***

Name: ***United Arab Emirates (Abu Dhabi)***
Location: ***Abu Dhabi***
Postal Address: ***P.O. BOX 25111 ABU DHABI U.A.E.***
Head: ***Beliayev Vladimir Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 12 April 2004 (termless)***

Name: ***Shardjah (activities suspended from 1 March 2005 by order # 27 of 18 January 2005)***
Location: ***United Arab Emirates Shardjah***
Postal Address: ***U.A.E. SHARJAH P/O BOX 22748***
Head:
Opened: ***26 December 1996***
Power of Attorney valid:

Name: ***Azerbaijan (Baku)***
Location: ***Baku***
Postal Address: ***370000, 34 KHAGANI ST.***
Head: ***Koloskov Mikhail Lvovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 26 February 2001 (termless)***

Name: ***Armenia (Yerevan)***
Location: ***Yerevan***
Postal Address: ***375 002, Yerevan, Amiryana st. 12***
Head: ***Kagramanyan Gamarnic Rubenovich***
Opened: ***1 July 1994***
Power of Attorney valid: ***from 21 July 1997 (termless)***

Name: ***Georgia (Tbilisi)***
Location: ***Tbilisi***
Postal Address: ***380002, Tbilisi, D. Agmashenebeli st., 76/1***
Head: ***Grehov Alexandre Victorovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 2 December 2003 (termless)***

Name: ***Kazakhstan (Almaty)***
Location: ***Almaty***
Postal Address: ***480004 Almaty, 59, fl.45 Zheltoksan st.***
Head: ***Shishkin Pavel Andreyevich***
Opened: ***25 December 1997***
Power of Attorney valid: ***from 22 January 2002 (termless)***

Name: ***Kirghiz Republic (Bishkek)***
Location: ***Bishkek***
Postal Address: ***720010, Bishkek, 230 Chuj prospect***
Head: ***Butov Vladimir Georgiyevich***
Opened: ***12 April 1999***
Power of Attorney valid: ***from 23 May 2001 (termless)***
Name: ***Latvia (Riga)***
Location: ***Riga***
Postal Address: ***LETTONIE RIGA LV-1050 GERTRUDES 6 -1, LATVIA***
Head: ***Dinul Alexandre Vasiliyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 7 April 2004 (termless)***

Name: ***Lithuania (Vilnius)***
Location: ***Vilnius***
Postal Address: ***2001 VILNIUS, UL. PILIMO 8\2***
Head: ***Lakomov Vladimir Victorovich***
Opened: ***8 July 1994***
Power of Attorney valid: ***from 30 July 2004 (termless)***

Name: ***Uzbekistan (Tashkent)***
Location: ***Tashkent***
Postal Address: ***700015, Tashkent, 79A Nukus st.***
Head: ***Bikmullin Renat Talgatovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***30 June 2003 (termless)***

Name: ***Ukraine (Kiev)***
Location: ***Kiev***
Postal Address: ***:01032, Kiev, 112/A Saksaganski st.***
Head: ***Taran Valeri Petrovich***
Opened: ***5 May 1997***
Power of Attorney valid: ***13 September 2001 (termless)***

Name: ***Ukraine (Symferopol)***
Location: ***Symferopol***
Postal Address: ***95006, Symferopol, 2A Pavlenko st.***
Head: ***Valeyev Robert Radifovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 13 October 2003 (termless)***

Name: ***Ukraine (Dnepropetrovsk)***
Location: ***Dnepropetrovsk***
Postal Address: ***72-A Karl Marx st., Dnepropetrovsk 320030.***
Head: ***Fedosov Ruslan Veniaminovich***
Opened: ***12 March 1998***
Power of Attorney valid: ***19 May 2004 (termless)***

Name: ***Russia (Arkhangelsk)***
Location: ***Arkhangelsk***
Postal Address: ***116 Voskresenskaya st., Arkhangelsk 163051.***
Head: ***Beliayev Vadim Leonidovich***
Opened: ***18 June 1998***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Vladivostok)***
Location: ***Vladivostok***
Postal Address: ***6 Sukhanov st., Vladivostok.***
Head: ***Kaliuzhko Irena Demiyanovna***
Opened: ***20 January 1998***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Volgograd)***
Location: ***Volgograd***
Postal Address: ***15 Lenin pr., Volgograd 400131.***
Head: ***Kolyadin Oleg Stanislavovich***
Opened: ***5 August 1998***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Ekaterinburg)***
Location: ***Ekaterinburg***
Postal Address: ***56 Belinski st., Ekaterinburg Municipal Official Mail-209.***
Head: ***Chichilimov Valeri Borisovich***
Opened: ***9 June 1998***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Kaliningrad)***
Location: ***Kaliningrad***
Postal Address: ***4-25, Pobieda sq., Kaliningrad 223600.***
Head: ***Kovalenko Igor Alexeyevich***
Opened: ***26 August 1999***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Krasnodar)***
Location: ***Krasnodar***
Postal Address: ***43 Krasnaya st., Krasnodar 350000.***
Head: ***Kochur Konstantin Ivanovich***
Opened: ***18 June 1998***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Murmansk)***
Location: ***Murmansk***
Postal Address: ***8, OF.1, Spolokhi st.,Murmansk 183025.***
Head: ***Dariyev Denis Vasiliyevich***
Opened: ***22 December 1997***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Mineralniye Vodi)***
Location: ***Mineralniye Vodi***
Postal Address: ***57, Karl Marks prospect, Mineralniye Vodi 357510, Stavropol Territory.***
Head: ***Levin Igor Anatoliyevich***
Opened: ***25 April 2000***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Nizhni Novgorod)***
Location: ***Nizhni Novgorod***
Postal Address: ***Nizhni Novgorod 603056, Airport.***
Head: ***Tikhonov Alexandre Yuriyevich***
Opened: ***5 August 1998***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***
Name: ***Russia (Novosibirsk)***
Location: ***Novosibirsk***
Postal Address: ***28 Krasni Prospect, Novosibirsk-91, 630099.***
Head: ***Matiukh Sergey Ignatiyevich***
Opened: ***25 January 1995***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Omsk)***
Location: ***Omsk***
Postal Address: ***1 INZHENERNAYA st., OMSK 644103.***
Head: ***Semeonova Galina Mikhailovna***
Opened: ***14 April 1998***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Perm)***
Location: ***Perm***
Postal Address: ***21 Popov st., Perm 614600.***
Head: ***Shreider Boris Mikhailovich***
Opened: ***14 September 2000***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Petropavlovsk-Kamchatski)***
Location: ***Petropavlovsk-Kamchatski***
Postal Address: ***35-312 SOVETSKAYA st., PETROPAVLOVSK-KAMCHATSKI 683000.***
Head: ***Degtiarev Andrei Nikolayevich***
Opened: ***20 January 1998***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Rostov-on-Don)***
Location: ***Rostov-on-Don***
Postal Address: ***270/1, 2nd floor, Sholokhov prospect, Rostov-on-Don.***
Head: ***Kirpichev Boris Alexeyevich***
Opened: ***18 March 1999***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Samara)***
Location: ***Samara***
Postal Address: ***16 Uliyanovskaya st., Samara 443001.***
Head: ***Luzgin Sergey Alexeyevich***
Opened: ***5 August 1998***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (St. Petersburg)***
Location: ***St. Petersburg***
Postal Address: ***5 Kazanskaya st. St. Petersburg 191186.***
Head: ***Sytih Eugeni Ivanovich***
Opened: ***26 December 1996***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Sochi)***
Location: ***Sochi***
Postal Address: ***:3 Chaikovski st., Sochi 354065, Krasnodarski Territoty***
Head: ***Mukhin Sergey Anatoliyevich***
Opened: ***5 August 1998***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Khabarovsk)***
Location: ***Khabarovsk***
Postal Address: ***39 Karl Marx st., Khabarovsk 680000.***
Head: ***Dobrovolski Vladimir Dmitriyevich***
Opened: ***26 December 1996***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Ufa)***
Location: ***Ufa***
Postal Address: ***45 Verkhne-Torgovaya sq., Ufa 450056, Bashkortostan Republic.***
Head: ***Kuznetsov Andrei Viktorovich***
Opened: ***1 March 2000***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Nizhnevartovsk)***
Location: ***Nizhnevartovsk***
Postal Address: ***11 Omskaya st., Nizhnevartovsk 628606, Tyumen region, Khanty-Mansiisk Autonomous Region.***
Head: ***Antonov Mikhail Alexandrovich***

**(82-4592)**

Opened: ***16 April 1999***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Cheliabinsk)***
Location: ***Cheliabinsk***
Postal Address: ***90 Svoboda st.,Cheliabinsk 454091.***
Head: ***Kirgizov Yuri Feodorovich***
Opened: ***9 August 2000***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Canada (Toronto)***
Location: ***Toronto***
Postal Address: ***1 QUEEN STREET, EAST TORONTO, ONTARIO, CANADA***
Head: ***Turovtsev Andrei Victorovich***
Opened: ***30 November 1998***
Power of Attorney valid: ***29 January 2002 (termless)***

Name: ***Byelorussia***
Location: ***Minsk***
Postal Address: ***25, office 101, Ya. Kupala st., Minsk 220030.***
Head: ***Sushko Alexandre Vasiliyevich***
Opened:: ***16 April 2001***
Power of Attorney valid ***12 April 2001 (termless)***

Name: ***Russia (Astrakhan)***
Location: ***Astrakhan***
Postal Address: ***12 Lenin st., Astrakhan 414000.***
Head: ***Zaitsev Sergey Feodorovich***
Opened: ***1 August 2001***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Serbia and Montenegro***
Location: ***Belgrade***
Postal Address: ***11000 BELGRADE BRACE JUGOVICA 21***
Head: ***Smirnov Vadim Valentinovich***
Opened: ***1 August 2001***
Power of Attorney valid: ***21 March 2003 (termless)***

Name: ***Egypt (Khurgada) (activities suspended by order # 157 of 23 April 2004)***
Location: ***Khurgada***
Postal Address: ***7, TL MINA STREET, HURGADA, EGYPT***
Head: ***Shilov Alexei Vladimirovich***
Opened: ***15 January 2000***
Power of Attorney valid: ***10 April 2003 (termless)***

Name: ***Russia (Irkutsk)***
Location: ***Russia***
Postal Address: ***27, office 107, Stepana Razina st., Irkutsk 664025.***

Head: ***Podvesko Viktor Vasiliyevich***
Opened: ***18 March 1999***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Norilsk)***
Location: ***Norilsk***
Postal Address: ***7 Krasnoyarskaya st., Norilsk 663300.***
Head: ***Kulezniova Valentina Antonovna***
Opened: ***12 September 2002***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

### 3.2. Issuer's Regular Economic Activities

#### 3.2.1. Issuer's Regular Economic Activities

**Issuer's regular economic activities**

- Air transportation on Domestic and International flights regular and charter in accordance with existing international agreements and licenses for operation of airlines issued in accordance with established procedures;
- passenger services;
- handling of cargo;
- technical service and repair of aircraft;
- selling of passenger and cargo travel documents;
- publishing, processing and selling of passenger and cargo travel documents.

**Volume of air transportation of JSC "Aeroflot"**

| Activities | 2000 | 2001 | 2002 | 2003 | 2004 |
|---|---|---|---|---|---|
| 1.Passenger transportation, million | | | | | |
| Total: | 5,1 | 5,8 | 5,5 | 5,8 | 6,6 |
| inclusive International | 3,7 | 4,2 | 3,9 | 4,1 | 4,6 |
| Domestic | 1,4 | 1,6 | 1,6 | 1,7 | 2,0 |
| 2.Cargo and Mail thousand tons | | | | | |
| Total: | 107,4 | 101,6 | 109,5 | 114,2 | 145,5 |
| International | 95,4 | 86,8 | 93,3 | 95,7 | 124,9 |
| Domestic | 12,0 | 14,8 | 16,2 | 18,5 | 20,6 |

***Main types of activities and their share in the volume of realization (income)***

***The predominant type of the activities of the "Aeroflot" Co, Ltd. which is of prior significance for the Issuer is flight operation, both passenger and cargo.***

**Main types of activities and their share in the volume of realization (income)**

| Name of activities | 2000 | 2001 | 2002 | 2003 | 2004 |
|---|---|---|---|---|---|
| Passenger transportation revenues | 74,0% | 76,9% | 76,7% | 76,0% | 75,8% |
| Cargo transportation revenues | 8,8% | 7,1% | 7,4% | 7,6% | 9,6% |
| Mail transportation revenues | 0,2% | 0,3% | 0,3% | 0,3% | 0,2% |

2004 revenues from operations activity amount 56377,2 Million Rubles which is 16,2 % higher than in 2003. Noteworthy, air company's revenues from operations were formed 75,8% from passenger transportation, 9,6% - cargo, на 0,2% - mail, на 11,6 – contract payments from foreign air carriers from joint operations 2,8% - other activities.

Passenger transportation revenues increased in 2004 15,8% amounting 42 745,4 Million Rubles.

2004 revenues from air transportation on international airlines amount 84,2% of total value and amounted in 2004 35 991,5 Million Rubles which was 13,1% higher the level of 2003. Revenue growth occurred because of 12,5% growth of volumes of passenger transportation and also because of 6,6% profitability growth.

Proceeds of transportation activities on domestic lines increased 32,4% in 2004 making 6 753,9 Million Rubles or 15,8% of overall revenues from passenger transportation.

Revenue growth also lies in 13,4% increase of transportation volumes and also in 13,5% profitability growth.

Revenues from cargo and mail transportation increased in 2004 45,8% making 5,550,2 Million Rubles due to cargo transportation on freight carriers which increased 1,9 times. Major part of revenues - 93% - came from international transportation. Growth lied in 36,8% growth of volumes of transportation.

### 3.2.2. Main types of products (works, services)

**Issuer's Basic Economic Activities and their share in proceeds**

Aeroflot operates flights carrying passengers, mail and cargo on domestic and international air routes. According to the results of 2004 JSC Aeroflot transported 6 Million 590,1 Thousand passengers and 145,5 Thousand tons of cargo making 20 Billion 648,2 Million passenger-kilometers and 2711 Million tonne-kilometers. As compared with 2003 volume of air transportation in tonne-kilometers increased by 20,3%. The growth of volumes of air transportation occurred because of opening of new routes, increase in flight frequencies on a number of directions, optimization of route network, operating of new equipment, and better use of existing equipment, both in flight hours and commercial load.

| Main Types of Products (Operations, Services) in 2004 | | | |
|---|---|---|---|
| Name of activities | Period under report | | |
| | Total | Domestic airlines | International airlines |
| Production volume in thousands ton-kms | 2710996 | 2212514 | 498482 |
| Average annual value (of operations, services), | 20,8 | 22,0 | 15,5 |
| Volume of sale proceeds (operations, services), | 56377181 | 48672379 | 7704802 |
| Share of the total volume of revenue, % | 86,5 | 74,7 | 11,8 |
| Corresponding price index, % | - | - | - |

The revenue gained from the operating activities in 2004 – 56377,2 Million Rubles. The income gained from international flights comes to 86,3% of the total income, and the share of the income brought by domestic flights is 13,7%. As compared to 2003 income increased by 16,2%. The growth of income was considerably influenced by the rise in air transportation in tonne-kilometers by 20,3%. But drop of exchange rate of US Dollar resulted in total revenue decrease.

| Structure of Revenues from Goods Sale, System of Services over 2004 | | | | |
|---|---|---|---|---|
| Name (of operations, services) | Operation, services sale outline | Period under Report | | |
| | | Total | Domestic airlines | International airlines |
| Aircraft operations | Direct sales, % | 100.0 | 86.3 | 13.7 |
| | Private trading network, % | 15.8 | 13.4 | 2.4 |
| | Supervised trading network, | 84.2 | 72.9 | 11.3 |
| | Other (to be indicated), % | - | - | - |

Operation activities expenses as compared with 2003 increased by 15,1%. In 2004 expenses grew due to the increase in the volume of air transportation in tonne-kilometers by 20,3, growth of prices of fuel, increase of state airport dues and navigation rates, increase of expenses of flight security in airports of departure/destination, on-board passenger service etc.

| Structure of production and products (services sale expenses) of JSC "Aeroflot" 2004 | |
|---|---|
| Name of the expenses item | Period under report |
| Raw materials and goods, % | 4,03 |
| Purchased components, half-finished products, % | 2,86 |
| Operations and services of production nature carried out by contractors, % | 27,85 |
| Fuel, % | 26,19 |
| Energy, % | 0,07 |
| Labor payment expenses, % | 9,84 |
| Interest on credit, % | - |
| Rent, % | 10,90 |
| Allocation to social needs, % | 2,33 |
| Depreciation of fixed assets, % | 1,25 |
| Taxes included in prime cost, % | 0,42 |
| Other expenses, % | 14,27 |
| -depreciation of fictitious assets, % | 0,02 |
| -mandatory insurance contributions, % | 1,40 |
| -incidental expenses, % | 0,08 |
| -agent's commission, | 5,71 |
| -per diem and hotel accommodation of the staff | 1,14 |
| -other expenses | 5,92 |
| Total expenses on production and sale (operations, services) (prime cost), % | 100,00 |
| Sale proceeds (operations, services), % | 108,3 |

### 3.2.3. Raw and other materials and Issuer's suppliers

1. Sources of raw materials for basic operations of the Issuer.

For fuelling of aircraft of the Issuer the following aviation fuel brands are used:

Abroad – JET A-1 of basic modifications: ASTM D 1655, DERD 2494/

Home – TC-1 (PT) to the State Standard 10227-86.

**Fuelling Price Fluctuations, March 2005**

| Region | Month reported | Previous month | +/-% |
|---|---|---|---|
| Sheremetyevo, price "to the wing" Ruble/ton, VAT excluded | 12.838.0 | 12.994.6 | -1.1 |
| Airports abroad, $, $/t | 531.0 | 503.9 | 5.3 |
| Airports, Russia, price "to the wing" Ruble/ton, VAT excluded | 14.208.6 | 14.269.4 | -0.5 |
| CIS airports, $/t | 575.8 | 556.6 | 3.4 |

**Volume of fuel purchases, thousand tons, March 2005**

| Region | Reported month | Previous month | +/-% |
|---|---|---|---|
| Sheremetyevo | 49.1 | 41.5 | 18.3 |
| Foreign airports | 34 | 32 | 6.25 |
| Russian airports | 14.1 | 13.1 | 7.6 |
| CIS airports | 2.4 | 2.3 | 4.3 |
| Fuelling of own park | 96.96 | 86.75 | 11.77 |
| Sheremetyevo sales to other airlines | 2.636 | 2.146 | 22.83 |

**Short term price forecast for April 2005**

**Foreign airports.** Decrease of fuelling prices 15-17 % due to growth in quotations on fuel markets 15-20%.

**CIS airports.** Increase of fuelling prices 5-7%

**Russian airports, Sheremetyevo inclusive.**

Price levels same as for March, slight correlation possible within 1 % both sides.

**Market prices long-term forecast**

**Source: Morgan Stanley from April 11, 2005**

| | May 2005 | June 2005 | July 2005 | 3rd Quarter 2005 | 4th Quarter 2005 |
|---|---|---|---|---|---|
| *IPE Brent ($/bbl)** | 53.44 | 53.74 | 53.78 | 53.7 | 53.26 |
| *Jet CIF NEW ($/t)*** | 562.5 | 562.1 | 564.1 | 565.9 | 567.1 |
| *Jet FOB Rott ($/t)**** | 561.3 | 560.8 | 562.9 | 564.6 | 565.6 |

* Quotations of stock exchange for financial futures for Brent for the mentioned period on IPE (London);

** monthly average of quotations for aviation kerosene on the market CIF NWE;

*** monthly average of quotations for aviation kerosene on the market FOB Rott

### 3.2.4. Issuer's Joint Operations

**Public Corporation "Insurance Company Moscow"**

Investments (Rubles) - 45 688549.50

Purpose of investment - Insurance services for JSC "Aeroflot" and its affiliations, for profit

Financial Result (thousand Rubles) for:

**2000 - 5 250**
**2001 - 4 476**
**2002 - 39 985**
**2003 - 7 632**
**2004 - 3 257**

### Close Corporation "Aeromar"

Investments (Rubles) - 28050

Purpose of investments - On-board catering, food and beverages supplies for JSC "Aeroflot" flights, for profit organization

Financial Result for:

2000 - 35 613
2001 - 105 458
2002 - 125 255
2003 - 47 976
2004 - 111 019

### Public Corporation "Aeroflot-Don"

Investments - 167 720 260

Purpose of investments - Air transportation, jointly with JSC "Aeroflot", for profit organization

Financial Result (thousand Rubles) for:

2000 - 12 415
2001 - 3 273
2002 - 26 111
2003 - 6 982
2004 - 327

### "Aeroflot Nord Ltd"

**Investments (Rubles) -40 800 000**

**Purpose of investments -** Air transportation, jointly with JSC "Aeroflot", for profit organization

Financial Result (thousand Rubles) for:

2000 -
2001 -
2002 -
2003 -
2004 - 327 366

## 3.3 Issuer's plan of future business activity

***Construction of a new Terminal.*** Under the conditions of growing competition between Aeroflot and home and foreign air carriers, becoming ever more active on the Russian market, Aeroflot together with Public Company " International Airport Sheremetyevo", Bovis Lend Lease, Aeroport de Paris engineering, State Unitary Enterprise "Aeroproject" carries out project of construction of a new terminal – Scheremetyevo-3".

To put it into operation in the period 2005 – 2007 Aeroflot established affiliated company Public Company Terminal, which coordinates and manages the activities:

- investments
- construction and operation.

***Restructuring the aircraft fleet.*** Key aspect in upgrading the fleet – projected starting from 2006 deficit of home-make aircraft, especially short range aircraft. To cope with the deficit "Aeroflot" completes in 2005 tender for supply of regional aircraft. Under the terms of the tender in 2005 – 2010 the Company plans to purchase up to 50 jets ranging in capacity 70 – 100 seats.

*Corporate Restructuring*

**Cargo Transportation.** In order to make main activities more transparent and to set preconditions for steady growth in one of the most prospective market segments of air transportation – cargo transportation – Aeroflot has carried out full complex of measures to place cargo transportation into an independent company. Organizing transport and logistics company will provide for steady growth of revenues in cargo transportation sector , optimization of expenses and as a result considerable input into capitalization of Aeroflot group.

**Charter Transportation**. One of the most prospective segment in passenger transportation is the setting up within the Aeroflot Group of an independent charter company providing for tourist transportation on heavily loaded routes. Aeroflot has in its fleet aircraft which are popular with tourist operators. This fact and implementation of the newest Sabre technology make for further steady growth in the segment of charter air transportation.

**Domestic Air Transportation**. It is planned to further develop activities in consolidation of air transportation market in Russia and purchase new regional companies; with these companies as a base for starting up new companies for additional passenger transportation from regions to Moscow and back.

**Information technologies.**

Aeroflot's major project in the field of information technologies is the turn towards Sabre system of booking and ticket sakes. The Company also shifts to a new Sabre program for frequently flying passengers – Aeroflot Bonus.

Within the framework of this project Aeroflot shall introduce the system of Internet booking and payment for tickets. New mechanism of on-line booking will enable with the help of Internet effectively introduce and sale Company's own product and products of partner companies – motor transport companies and hotels.

Modern technology Sabre in the field of passenger transportation, automation technologies will drastically decrease expenses and rise proceeds. Sabre will provide for unlimited access to the leading global distribution system, and help directly book transportation services worldwide, make access to services of foreign companies, car hire agencies, cruise agencies, tour operators and railroad companies.

New operational technologies, such as system of planned load will help optimize cargo placement and save fuel, which is becoming ever more acute in present market economy.

***Sky Team International Alliance***

In 2005 it is planned to finalize arrangements for Aeroflot's joining Sky Team International Alliance of Air Carriers.

## 3.4. Affiliated and Subsidiary Companies of the Issuer

Name: ***"Alt Reise Buro", JSC***
Location: ***Denmark, Copenhagen***
Postal Address: ***Denmark, DK-1620, Copenhagen, Vesterbrogate 6D***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
***Affiliated Company, "Aeroflot" – single founder.***
Issuer's share in the Authorized capital of the legal entity: ***100%***
Type of activity: ***Tourism***
Positioning of the Company in the Issuer's Business Activity: ***Investments.***

Name: ***'Aeroflot Leasing", Affiliated Company***
Location: ***Moscow***
Postal Address: ***127006, Moscow, Malaya Dmitrovka, 24 -2***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
***Affiliated Company, "Aeroflot" – single founder.***
Issuer's share in the Authorized capital of the legal entity: ***100%***
Type of activity: ***Purchasing and sales of aviation equipment, spare parts and ground equipment.***
Positioning of the Company in the Issuer's Business Activity: ***Investments.***

Name: ***Closed Corporation "Sherotel", Affiliated Company.***
Location: ***Moscow Region, Khimki District***
Postal Address: ***141400, Moscow Region, Khimki District, Sheremetyevo-2, building 3***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
***Affiliated Company, "Aeroflot" – single founder.***
Issuer's share in the Authorized capital of the legal entity: ***100%***
Type of activity: ***hotel accommodation, office spaces for rent.***
Positioning of the Company in the Issuer's Business Activity: ***Accommodation of JSC "Aeroflot" flight crews, office space for rent, investments.***

Name: ***JSC "Terminal"***
Location: ***Moscow Region, Khimki District***
Postal Address: ***141400, Moscow Region, Khimki District, Sheremetyevo-2, building 3***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
***Affiliated Company, "Aeroflot" – single founder.***
Issuer's share in the Authorized capital of the legal entity: ***100%***
Type of activity: ***Organization and implementation, if needed together with third parties as subcontractors or executors, of project design, construction, start-up of a new Terminal.***
Positioning of the Company in the Issuer's Business Activity: ***Investment.***

Name: ***"Social Programs Fund"***
Location: ***Moscow***
Postal Address: ***117049, Moscow, Krymski Val, 8***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
***Affiliated Company, "Aeroflot" – single founder.***
Issuer's share in the Authorized capital of the legal entity: ***100%***
Type of activity: ***Assignation to individuals or legal entities of property on gratis or privileged terms, not for profit operations, services***
Positioning of the Company in the Issuer's Business Activity: ***Social help for JSC "Aeroflot" employees.***

Name: ***Closed Corporation "Aeroflot Plus", Affiliated Company***
Location: ***Moscow***
Postal Address: ***125167, Moscow, Leningradski prospect, 37, bld.5***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
***Affiliated Company, "Aeroflot" – single founder.***
Issuer's share in the Authorized capital of the legal entity: ***100%***
Type of activity: ***air transportation services of high comfort and service (elite air transportation***
Positioning of the Company in the Issuer's Business Activity: ***Investments.***

Name: ***High Commercial School "Aviabusiness", Private Educational Organization***
Location: ***Moscow***
Postal Address: ***A-493, GSP-3, 125993, Moscow, Kronshtadski blvd, 20***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
***Affiliated Company, "Aeroflot" – single founder.***
Issuer's share in the Authorized capital of the legal entity: ***100%***
Type of activity: ***Training of air carriers' representatives for business abroad***
Positioning of the Company in the Issuer's Business Activity: ***Training of JSC "Aeroflot" representatives***

Name: ***"Tris Travel SRL", Affiliated Company***
Location: ***Italy, Rome***
Postal Address: ***32, Labikana, Rome, 00184 Rome***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
***Affiliated Company, "Aeroflot" – single founder.***
Issuer's share in the Authorized capital of the legal entity: ***100%***
Type of activity: ***passenger and cargo transportation sales, tourism***
Positioning of the Company in the Issuer's Business Activity: ***Investment.***

Name: ***"Aeroflot Riga Ltd", Affiliated Company***
Location: ***LV-1050, Latvia, Riga, Gertrudes Str. 6-1***
Postal Address: ***LV-1050, Latvia, Riga, Gertrudes Str. 6-1***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
***Affiliated Company, "Aeroflot" – single founder.***
Issuer's share in the Authorized capital of the legal entity: ***100%***
Type of activity: ***ticket sales, accommodation of JSC "Aeroflot" flight crews***
Positioning of the Company in the Issuer's Business Activity: ***Investment.***

Name: ***JSC Insurance Company "Moskva", Affiliated Company***
Location: ***Moscow***
Postal Address: ***109004, Moscow, Nikoloyamskaya Str. 40/22, bld.4***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
***Affiliated Company, "Aeroflot" holds 98,7% of the Company shares.***
Issuer's share in the Authorized capital of the legal entity: ***98,7%***
Type of activity: ***insurance transactions with individuals and legal entities***
Positioning of the Company in the Issuer's Business Activity: ***Investments.***
Name: ***"Social Partner", non-governmental retirement fund. Affiliated company.***
Location: ***Moscow***
Postal Address: ***125130, Moscow, Leningradski prospect, 29, office 105***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
***Affiliated Company, "Aeroflot" holds 78,9% of the Company shares.***

Issuer's share in the Authorized capital of the legal entity: ***78,9%***
Type of activity: ***Non-governmental pension fund.***
Positioning of the Company in the Issuer's Business Activity: ***Additional pension service to JSC "Aeroflot" employees.***

Name: ***"Aeromar" Ltd. Affiliated company.***
Location: ***Moscow Region, Khimki District***
Postal Address: ***141400, Moscow Region, Khimki District, Sheremetyevo airport***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
***Affiliated Company, "Aeroflot" holds 51 % of the Company shares.***
Issuer's share in the Authorized capital of the legal entity: ***51 %***
Type of activity: ***Cabin catering, production and supply of food and beverages for Russian and Foreign air carriers on the territory of the Russian Federation and abroad***
Positioning of the Company in the Issuer's Business Activity: ***Food and beverages supply, on board catering of JSC "Aeroflot" flights.***

Name: ***JSC "Aeroflot-Don".***
Location: ***Russian Federation, Rostov-on-Don***
Postal Address: ***Russian Federation, 344009, Rostov-on-Don, Sholokhov prospect, 272***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
***Affiliated Company, "Aeroflot" holds 51 % of the Company shares.***
Issuer's share in the Authorized capital of the legal entity: ***51 %***
Type of activity: ***Regular and charter Domestic and International air transportation***
Positioning of the Company in the Issuer's Business Activity: ***Air transportation, Joint operations with JSC "Aeroflot"***

Name: ***JSC "Aeroflot-Nord".***
Location: ***Russian Federation, Arkhangelsk***
Postal Address: ***Russian Federation, 163053, Arkhangelsk, Airport Talagy***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
***Affiliated Company, "Aeroflot" holds 51 % of the Company shares.***
Issuer's share in the Authorized capital of the legal entity: ***51 %***
Type of activity: **Commercial** ***air transportation of passengers, luggage, cargo, mail over international and domestic air under RF Air Code and other regulatory acts of RF and the Company***
***transportation***
Positioning of the Company in the Issuer's Business Activity: ***Air transportation, including Joint operations with JSC "Aeroflot"***

Name: ***Close Corporation "Aeroport Moskva". Subsidiary company.***
Location: ***Moscow Region, Khimki District***
Postal Address: ***103340, Moscow Region, Khimki District, Sheremetyevo-1 airport***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
***Affiliated Company, "Aeroflot" holds 50 % of the Company shares. Main share holding among three founders.***
Issuer's share in the Authorized capital of the legal entity: ***50 %***
Activity status: ***Passenger, cargo servicing, technical and commercial Service of aircraft on airfields.***
Positioning of the Company in the Issuer's Business Activity: ***Handling operations for JSC "Aeroflot"***

Name: ***"Editorial Office Aeroflot-Press"***
Location: ***Moscow***
Postal Address: ***129110, Moscow, Prospekt Mira, 69***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
***Subsidiary Company, "Aeroflot" holds 50 % of the Company shares.***
Issuer's share in the Authorized capital of the legal entity: ***50 %***
Type of activity: ***Publishing, printing and distribution of newspaper and other printed matter***
Positioning of the Company in the Issuer's Business Activity: ***Investments***

Name: ***Close Corporation "D.A.T.E." (Delta Aeroflot Travel Enterprise Inc – D.A.T.E.)***
Location: ***Moscow***
Postal Address: ***101000, Moscow, Arkhangelski Pereulok, 7, office 5***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
***Subsidiary Company, "Aeroflot" holds 50 % of the Company shares.***
Issuer's share in the Authorized capital of the legal entity: ***50 %***
Type of activity: ***Airport services, ground support and other aviation services On the territory of International Airport "Scheremetyevo-2"***
Positioning of the Company in the Issuer's Business Activity: ***First Class passenger Service in "Scheremetyevo-2" Airport.***

Name: ***"AM-Terminal" Ltd***
Location: ***Moscow***
Postal Address: ***124340, Moscow, airport Scheremetyevo-2***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
***Subsidiary Company, "Aeroflot" holds 49 % of the Company shares.***
Issuer's share in the Authorized capital of the legal entity: ***49 %***
Type of activity: ***Passenger, cargo service, technical and commercial Service of air craft, ground technical and commercial Service of air craft on airfields***
Positioning of the Company in the Issuer's Business Activity: ***Investments***

Name: ***Transnautic Aero GMBH***
Location: ***Germany, Kelsterbach***
Postal Address: ***65451, Germany, Kelsterbach, Kleiner Karnvet, 26-28***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
***Subsidiary Company, "Aeroflot" holds 49 % of the Company shares.***
Issuer's share in the Authorized capital of the legal entity: ***49 %***
Activity status: ***sales and bookkeeping of air transportation***
Positioning of the Company in the Issuer's Business Activity: ***Investments***

Name: ***"Aeromash – Aviation Security" Inc***
Location: ***Moscow***
Postal Address: ***124340, Moscow, International airport Scheremetyevo, P.O.Box 60***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
***Subsidiary Company, "Aeroflot" holds 45 % of the Company shares.***
Issuer's share in the Authorized capital of the legal entity: ***45 %***
Type of activity: ***Preflight checks of passengers, crew, personnel, cabin baggage, hold baggage, cargo, mail and on board***

***supplies. Preflight checks of aircraft.***
Positioning of the Company in the Issuer's Business Activity: ***Aviation security of passengers and aircraft of JSC "Aeroflot"***

Name: ***"Inter-Terminal" Ltd, Subsidiary Company.***
Location: ***Moscow Region, Khimki District***
Postal Address: ***141400, Moscow Region, Khimki District airport Scheremetyevo-2, building 3***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
***Subsidiary Company, "Aeroflot" holds 40,05% of the Company shares.***
Issuer's share in the Authorized capital of the legal entity: ***40,05%***
Type of activity: ***Management of transport and other enterprises***
Positioning of the Company in the Issuer's Business Activity: ***Investments***

Name: ***"Aerofirst" Inc, Subsidiary Company.***
Location: ***Moscow***
Postal Address: ***124340, Moscow, International airport Scheremetyevo***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
***Subsidiary Company, "Aeroflot" holds 33,3 % of the Company shares.***
Issuer's share in the Authorized capital of the legal entity: ***33,3 %***
Type of activity: ***Duty-free shops in Scheremetyevo-1 and Scheremetyevo-2 airports***
Positioning of the Company in the Issuer's Business Activity: ***Investments***

Name: ***"Fueling Company" Inc, TZK Inc. Subsidiary Company.***
Location: ***Moscow***
Postal Address: ***124340, Moscow, International airport Scheremetyevo***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
***Subsidiary Company, "Aeroflot" holds 31 % of the Company shares.***
Issuer's share in the Authorized capital of the legal entity: ***31 %***
Type of activity: ***Combustive lubricating materials, filling of aircraft, aviation and ground equipment and vehicles***
Positioning of the Company in the Issuer's Business Activity: ***Filling of JSC "Aeroflot" aircraft.***

Name: ***"Fueling Complex Scheremetyevo" Inc, Subsidiary Company.***
Location: ***Moscow***
Postal Address: ***124340, Moscow, International airport Scheremetyevo***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
***Subsidiary Company, "Aeroflot" holds 31 % of the Company shares.***
Issuer's share in the Authorized capital of the legal entity: ***31 %***
Type of activity: ***Combustive lubricating materials, filling of aircraft, aviation and ground equipment and vehicles***
Positioning of the Company in the Issuer's Business Activity: ***Fuelling of JSC "Aeroflot" aircraft.***

Name: ***"Aerotour Inc ". Subsidiary Company.***
Location: ***Moscow***
Postal Address: ***125565, Moscow, Leningradskoye Shausse, 80, bld.1***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
***Subsidiary Company, "Aeroflot" holds 25 % of the Company shares.***
Issuer's share in the Authorized capital of the legal entity: *25 %*
Type of activity: ***Tourism to Russia and other countries, passenger and cargo transportation***
Positioning of the Company in the Issuer's Business Activity: ***Investments.***

Name: ***"Aeroimp Ltd ". Subsidiary Company.***
Location: ***Moscow***
Postal Address: ***125167, Moscow, Leningradski prospect, 37, bld.9***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
***Subsidiary Company, "Aeroflot" holds 25 % of the Company shares.***
Issuer's share in the Authorized capital of the legal entity: *25 %*
Type of activity: ***Maintenance, reconstruction, construction, equipment, repairs, rehabilitation of hotel complexes, offices, flats other objects***
Positioning of the Company in the Issuer's Business Activity: ***Investments.***

## 3.5 Composition, structure and value of the Issuer's fixed assets, information on planed purchasing, replacement, retirement of fixed assets and other facts of encumbrance of the Issuer's fixed assets

### 3.5.1. Fixed Assets

| | *(thousands rubles)* | as at 01.01.2001 | | as at 01.01.2002 | | as at 01.01.2003 | | as at 01.01.2004 | |
|---|---|---|---|---|---|---|---|---|---|
| **№** | **Name of Fixed Assets Group** | **Full value** | **Residual value** | **Full value** | **Residual value** | **Full value** | **Residual value** | **Full value** | **Residual value** |
| 1 | Buildings | 680 415 | 537 148 | 667 460 | 548 765 | 857 691 | 730 226 | 1 066 998 | 954 263 |
| 2 | Constructions | 5 561 | 4 255 | 12 194 | 10 298 | 18 635 | 16 252 | 89 242 | 68 234 |
| 3 | Machinery and equipment | 791 440 | 596 777 | 966 063 | 702 138 | 1 148 815 | 769 763 | 1 269 634 | 793 779 |
| 4 | Transportation means | 292 283 | 180 774 | 367 715 | 225 900 | 372 424 | 199 642 | 414 714 | 220 343 |
| 5 | Production and household equipment | 106 571 | 77 800 | 152 710 | 104 484 | 237 719 | 121 447 | 276 590 | 144 333 |
| 6 | A/c hulls | 3 196 178 | 412 242 | 3 241 892 | 376 405 | 3 132 662 | 381 599 | 2 941 992 | 355 602 |
| 7 | A/c engines | 6 389 231 | 2 211 516 | 6 038 914 | 1 644 205 | 5 636 230 | 1 197 707 | 4 738 572 | 823 998 |
| 8 | Perennial planting | 187 | 131 | 187 | 127 | 10 994 | 10 929 | 10 994 | 10 924 |
| 9 | Other | 21 911 | 9 867 | 54 120 | 29 283 | 105 819 | 48 276 | 101 359 | 62 190 |
| | **TOTAL:** | **11 483 777** | **4 030 510** | **11 501 255** | **3 641 605** | **11 520 989** | **3 475 841** | **10 910 095** | **3 433 666** |

| | *(thousands rubles)* | as at 01.01.2005 | | as at 01.04.2005 | |
|---|---|---|---|---|---|
| № | **Name of Fixed Assets Group** | **Full value** | **Residual value** | **Full value** | **Residual value** |
| 1 | Buildings | 1 274 991 | 1 137 287 | 1 274 991 | 1 130 300 |
| 2 | Constructions | 99 161 | 72 224 | 99 142 | 70 647 |
| 3 | Machinery and equipment | 1 495 439 | 872 879 | 1 552 934 | 882 459 |
| 4 | Transportation means | 476 557 | 250 785 | 511 334 | 277 657 |
| 5 | Production and household equipment | 315 371 | 184 953 | 336 933 | 188 309 |
| 6 | A/c hulls | 2 467 125 | 389 227 | 2 641 829 | 541 216 |
| 7 | A/c engines | 4 414 615 | 559 446 | 4 472 700 | 565 166 |
| 8 | Perennial planting | 10 807 | 10 807 | 10 807 | 10 807 |
| 9 | Other | 330 143 | 257 006 | 318 693 | 261 058 |
| | **TOTAL:** | **10 884 209** | **3 734 614** | **11 219 363** | **3 927 619** |

# CHAPTER IV. Information on Financial and Business Activities of the Issuer

## 4.1. Results of Financial and Business Activities of the Issuer

### 4.1.1. Profit and loss

| № | Indicator Description | Calculation method | 2000 | 2001 | 2002 | 2003 | .2004 | 1st quarter 2005 |
|---|---|---|---|---|---|---|---|---|
| 1 | Revenue, thousands rubles | Total revenue from sales of goods, products, works and services | 36261 514 | 41 517792 | 45000 135 | 48527418 | 56377181 | 11085485 |
| 2 | Gross income, thousands rubles | Income (sales proceeds) – cost of production of goods, products, works and services sold (except commercial and administrative expenses) | 3 780 362 | 4 808 368 | 9557 152 | 8 744 407 | 9881564 | -167848 |
| 3 | Net profit (undistributed profit (uncovered loss), thousand of rubles | Profit (Loss) from regular activities + extraordinary income – extraordinary expenses | 1 237 874 | 1 314849 | 3 198469 | 3 978 006 | 6330143 | -875027 |
| 4 | Labor productivity, thousand rubles/man | Proceeds (sales proceeds) / average list number of employees (workers) | 2375 | 2720 | 2846 | 3298 | 3826 | 746 |
| 5 | Yield on capital investments, % | Proceeds (sales proceeds) / value of fixed assets | 1795.870% | 1140.096% | 1294.655% | 1413.283% | 1509.590% | 282.240% |
| 6 | Assets profitability, % | Net profit / balance value of assets | 8.405% | 7.434% | 16.744% | 19.543% | 26.050% | -3.240% |
| 7 | Own capital profitability, % | Net profit/ (capital and reserves – targeted financing and earnings + deferred income – own shares redeemed from shareholders) | 51.599% | 25.556% | 40.158% | 35.650% | 38.740% | -5.660% |
| 8 | Production (sales) profitability, % | Income from sales / gross / earnings (sales proceeds) | 1.024% | 0.819% | 7.427% | 6.804% | 7.650% | -10.550% |
| 9 | Sum of uncovered loss at the accounting period date, thousand rubles | Uncovered loss of previous years + uncovered loss of the accounting year | 2 164480 | 1 710805 | 783 593 | 0 | 0 | 875027 |
| 10 | Relation of outstanding loss at the reporting period date and balance sheet value | Sum of outstanding loss at the accounting period date / assets balance value (balance value) | 0.147 | 0.097 | 0.041 | 0 | 0 | 0.032 |

## 4.2. Issuer's liquidity

| № | Indicator Description | Calculation method | 2000 | 2001 | 2002 | 2003 | 2004 | 1st quarter 2005 |
|---|---|---|---|---|---|---|---|---|
| 1 | Own circulating assets, thousand rubles | Capital and reserves (less own shares redeemed from shareholders) – targeted investments and earnings + income of future periods – non-circulating assets – long term receivables | -2 098 654 | -1 231 800 | 1 738 582 | 4 213 165 | 8 953 900 | 6 888 939 |
| 2 | Factor of financial dependency | Long term liabilities + short term liabilities (excluding income of future periods) / capital and reserves (less own shares redeemed from shareholders) – targeted investments and earnings + income of future periods | 5.139 | 2.438 | 1.398 | 0.824 | 0.487 | 0.748 |
| 3 | Factor of own assets autonomy | Capital and reserves (less own shares redeemed from shareholders) – targeted investments and earnings + income of future periods / non-circulating assets + circulating assets | 0.163 | 0.291 | 0.417 | 0.548 | 0.673 | 0.572 |
| 4 | Provisioning of stocks by own circulating means | Own circulating means / stocks | -1.828 | -0.670 | 0.896 | 1.604 | 2.986 | 2.483 |
| 5 | Index of Permanent assets | Non-circulating assets + long term receivables / capital and reserves (less own shares redeemed from shareholders) - targeted investments and earnings + income of future | 1.875 | 1.239 | 0.782 | 0.622 | 0.452 | 0.554 |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| 6 | Current liquidity factor | Circulating assets – long term receivables / short term liabilities (excluding income of future periods) | 0.830 | 0.947 | 1.258 | 1.465 | 2.257 | 3.026 |
| 7 | Quick liquidity factor | (Circulating assets - stocks – value added tax on purchased values – long term receivables) / short term liabilities (income of future periods not included) | 0.703 | 0.753 | 1.030 | 1.140 | 1.803 | 2,497 |

## 4.3. Size, structure and sufficiency of issuer's capital and circulating assets

### 4.3.1. Size and structure of issuer's capital and working funds

Sufficiency of capital and circulating funds of the Issuer

| № | Indicator Description | Calculation method | 2000 | 2001 | 2002 | 2003 | 2004 | 1st quarter 2005 |
|---|---|---|---|---|---|---|---|---|
| I. | **Capital amount and structure** | | | | | | | |
| 1 | Issuer's Charter capital amount, and correspondence of Issuer's Charter capital with Issuer's Charter documents, thousand rubles | Line 410 of accounting balance sheet | 1 110 616 | 1 110 616 | 1 110 616 | 1 110 616 | 1 110 616 | 1 110 616 |
| 2 | Total value of Issuer's shares, redeemed by the Issuer for further resale (transfer) with indication of such shares percentage of the total Issuer's shares (charter capital) distribution, thousand rubles | Line 411 of accounting balance sheet | 0 | 0 | 0 | 0 | 37 | 37 |
| 3 | Issuer's Reserve capital amount accumulated by allocations from Issuer's profits, thousand rubles | Line 430 of accounting balance sheet | 0 | 0 | 0 | 277 654 | 277 654 | 277 654 |

(82-4592)

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Issuer's profits, thousand rubles | | | | | | | |
| 4 | Issuer's additional capital amount reflecting the growth of assets value revealed by the results of revaluation, and the amount of the difference between the market price (distribution price) and denomination price of the Company shares as the result of sales of shares at the price higher than the denomination price, thousand rubles | Line 420 of accounting balance sheet | 2 080 550 | 4 055 525 | 3 922 433 | 3 704 937 | 3 492 079 | 3 491 784 |
| 5 | Amount of Issuer's undistributed net profit, thousand rubles | Line 470 of accounting balance sheet | 1 354 366 | 1 538 163 | 3 704 782 | 6 054 758 | 11 450 693 | 10 574 544 |
| 6 | Amount of Issuer's targeted investments including amounts of means allocated for implementation of special purpose measures, means obtained from other organizations and persons, State budget organizations and others, thousand rubles | Line 460 of accounting balance sheet | 0 | 0 | 0 | 0 | 0 | 0 |
| 7 | Issuer's total amount of capital, thousand rubles | Line 490 of accounting balance sheet | 2 399 031 | 5 010 885 | 7 954 238 | 11 147 965 | 16 331 005 | 15 454 561 |
| **II.** | **Amount and structure of circulating assets** | | | | | | | |
| 1 | Stocks, thousand rubles | Line 210 of accounting balance | 1 147 894 | 1 837 162 | 1 939 417 | 2 626 106 | 2 998 698 | 2 774 188 |

(82-4592)

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | sheet | | | | | | |
| 2 | Value added tax on purchased values, thousand rubles | Line 220 of accounting balance sheet | 419 129 | 479 234 | 394 106 | 346 773 | 401 458 | 453 271 |
| 3 | Long term receivables, thousand rubles | Line 230 of accounting balance sheet | 0 | 0 | 0 | 0 | 0 | 0 |
| 4 | Short term receivables, thousand rubles | Line 240 of accounting balance sheet | 6 266 221 | 7 664 800 | 9 524 157 | 9 028 147 | 11 771 184 | 11 054 812 |
| 5 | Short term investments, thousand rubles | Line 250 of accounting balance sheet | 929 455 | 527 714 | 11 123 | 7 222 | 302 120 | 3 103 642 |
| 6 | Money means, thousand rubles | Line 260 of accounting balance sheet | 1 466 702 | 800 964 | 1 007 321 | 1 401 250 | 1 435 166 | 1 077 934 |
| 7 | Other circulating assets, thousand rubles | Line 270 of accounting balance sheet | 0 | 0 | 0 | 0 | 0 | 0 |
| **III.** | **Capital sufficiency** | | | | | | | |
| 1 | Relation of outside funds to capital and reserves, % | (see item 2.1.) | 513.876% | 252.966% | 140.152% | 82.588% | 48.710% | 74.900% |
| 2 | Relation of the amount of short term liabilities to capital and reserves, % | (see item 2.1.) | 513.876% | 240.992% | 128.763% | 82.229% | 45.870% | 39.490% |
| **IV.** | **Circulating assets sufficiency** | | | | | | | |
| 1 | Turnover of receivables, times | (see 2.1.) | 5.787 | 5.417 | 4.725 | 5.375 | 4.789 | 1.003 |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| 2 | Amount of day average operating expenses for the latest completed quarter preceding the end date of the latest reporting quarter, thousand rubles | (lines 070 + 100 of the Statement on profit and losses for the latest completed quarter preceding the end date of the latest accounting quarter) / 90 days | 1 159 | 3 327 | 4 792 | 3 186 | 2 603 | 9 911 |
| 3 | Circulating assets sufficiency to cover current operating expenses | Circulating assets (line 290 of balance sheet) / PROJECTION of operating expenses for servicing indebtedness during next quarter | | | | | | |

(82-4592)

### 4.3.2. Issuer's Financial Investments

**Issuer's financial investments amounting to 10 and more per cent of its overall financial investments as of 31.12.2004**

Investments into securities

| Full and abbreviated name of the object of a financial investment | Place of residence | State registration numbers | Number of securities in possession of JSC "Aeroflot" | Face value of securities | Book value of securities | Amount of declared dividend (in the current or previous year) |
|---|---|---|---|---|---|---|
| Joint Stock Company "France Telecom" | France, 75505 Paris, Plas de Allero, 6 | FR0000133308 | Ordinary non-documented, payable to bearer shares<br>511 992 pcs | 2 047 968 Euro<br>77 434 489.27 rubles<br>(exchange rate as of 31.12.04<br>1 Euro = 37.8104 Rbl) | 12 507 964.56 Euro<br>472 931 143.20 Rbl.<br>(Exchange rate as of 31.12.04<br>1 Euro = 37,8104 Rbl.) | In 2003: 0.25 euro per 1 share |

ZAO «Sherotel» - loans given

| Full and abbreviated name of the object of a financial investment | Place of location | Taxpayer identification number | Amount of investment in per cent from the charter capital / money consideration | The order of income calculation / terms of payment |
|---|---|---|---|---|
| Closed Joint Stock Company "Sherotel", ZAO «Sherotel» | 141400 Moscow Region, Khimkinsky District, Shermetyevo-2, tenement № 3 | 7712014856 | 7 275 428%/ 1 076 035.99 rubles.<br>The amount of loan granted exceeds the Charter capital by 74 754 times | 6-month LIBOR rate + 0.8125/ October 1st, 2016 |

**(82-4592)**

**Issuer's financial investments amounting to 10 and more per cent of its overall financial investments as of 01.04.2005**

Investments into securities

| Full and abbreviated name of the object of a financial investment | Place of residence | State registration numbers | Number of securities in possession of JSC "Aeroflot" | Face value of securities | Book value of securities | Amount of declared dividend (in the current or previous year) |
|---|---|---|---|---|---|---|
| Joint Stock Company "France Telecom" | France, 75505 Paris, Plas de Allero, 6 | FR0000133308 | Ordinary non-documented, payable to bearer shares<br>511 992 pcs | 2 047 968 Euro<br>73 782962.32 rubles.<br>(exchange rate as at 01.04.05<br>1 Euro = 36.0274 rubles) | 11 867974.46 Euro<br>427572266.66 rubles<br>(exchange rate as at 01.04.05<br>1 Euro = 36.0274 rubles) | In 2005: 0.48 Euro per 1 share |

ZAO «Sherotel» - loans given

| Full and abbreviated name of the object of a financial investment | Place of location | Taxpayer identification number | Amount of investment in per cent from the charter capital / money consideration | The order of income calculation / terms of payment |
|---|---|---|---|---|
| Closed Joint Stcok Company "Sherotel", ZAO «Sherotel» | 141400 Moscow Region, Khimkinsky District, Shermetyevo-2, tenement № 3 | 7712014856 | 7 534 257%/ 1 114 316 584.48 rubles.<br>The amount of loan granted exceeds the Charter capital by 75 343 times | 6-month LIBOR rate + 0.8125/<br>1st of October, 2016 |

## 4.3.3. Issuer's Intangible Asset

| № | Name of the intangible assets group | 2000 | | 2001 | | 2002 | |
|---|---|---|---|---|---|---|---|
| | | **Full value** | **Amount of depreciation charged** | **Full value** | **Amount of depreciation charged** | **Full value** | **Amount of depreciation charged** |
| 1 | Intellectual property objects (exclusive rights for benefits from intellectual property) | - | | 77 | | 2 534 | 283 |
| 2 | Administrative expenses | - | | - | | - | |
| 3 | Company business standing | - | | - | | - | |
| 4 | Others | 140 766 | | 111 074 | | 99 458 | 9 933 |
| | **TOTAL:** | **140 766** | - | **111 151** | - | **101 992** | **10 216** |

| № | Name of the intangible assets group | 2003 | | 2004 | | 1st quarter of 2005 | |
|---|---|---|---|---|---|---|---|
| | | **Full value** | **Amount of depreciation charged** | **Full value** | **Amount of depreciation charged** | **Full value** | **Amount of depreciation charged** |
| 1 | Intellectual property objects (exclusive rights for benefits from intellectual property) | 4 409 | 505 | 4 436 | 726 | 4 436 | 182 |
| 2 | Administrative expenses | - | - | - | - | - | - |
| 3 | Company business standing | - | - | - | - | - | - |
| 4 | Others | 99 213 | 9 447 | 105 865 | 9 855 | 101 425 | 2 685 |
| | **TOTAL:** | **103 622** | **9 952** | **110 301** | **10 581** | **105 861** | **2 867** |

# CHAPTER V. Detailed information on persons holding positions in the managing bodies, financial and business supervising bodies of the Company and brief information about employees (workers) of the issuer

## 5.1 Information on the persons holding positions in the Issuer's managing bodies

### Issuer's Board of Directors

**Chairman:**

**Ivanov Victor Petrovitch**

Education: **higher**
Positions held within the last 5 years:
Period: ***2000 -2004***
Organization: ***Administration of the President of the Russian Federation***
Province: ***State service***
Position: ***Deputy Chief of the Administration of the President of the Russian Federation***
Period: ***2004 -present***
Organization: ***Administration of the President of the Russian Federation***
Province: ***State service***
Position: ***Assistant to the President of the Russian Federation***
Shares in the Issuer's Authorized Capital Stock: ***0%***
Shares in affiliate/subsidiary companies: ***none***

**Members of the Board of Directors:**

**Antonov Vladimir Nikolaevitch**

Education: **higher**
Positions held within the last 5 years:
Period: ***1995 - present***
Organization: ***JSC "Aeroflot"***
Province: ***Transportation***
Position: ***Deputy General Director***
Period: ***2004 -present***
Organization: ***Administration of the President of the Russian Federation***
Province: ***State service***
Position: ***Assistant to the President of the Russian Federation***
Shares in the Issuer's Authorized Capital Stock: ***0.0004%***
Shares in affiliate/subsidiary companies: ***none***

**Butrin Michail Robertovitch**

Education: ***higher***
Positions held within the last 5 years:
Period: ***1998 – 1999***
Company: ***ZAO "UcB Capital"***
Province: ***Finance***
Position: ***Director, Management of Corporate Finances***
Period: ***1999 - 2000***

Company: OOO "*Consulting, Research, Restructuring*"
Activity:
Position: ***General Director***
Period: ***2000 – 2003***
Company: ***Moscow representative office of "Chechester Trading Ltd."***
Activity:
Position: ***Executive Director***
Period: ***2003 – 2004***
Company: ***AKB "National Reserves Bank"***
Activity: ***Banking***
Position: ***Vice-President***
Period: ***2003 – 2004***
Company: ***AKB "National Reserves Bank"***
Activity: ***Banking***
Position: ***Vice-President***
Period: ***2004 – present***
Company: ***OOO "National Reserve Corporation"***
Activity:
Position: ***Deputy General Director***
Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies: ***none***

**Dushatin Leonid Alexeevitch**

Education: ***Higher***
Positions held within the last 5 years:
Period: ***1996 – 2002***
Organization: ***Fuel-Energy Complex***
Province: ***Energy***
Position: ***Vice-President, Department Chief***
Period: ***2002 – 2004***
Organization: ***AKB "National Reserve Bank"***
Province: ***Banking***
Position: ***Deputy Chairman of the Board***
Period: ***2004 – present***
Organization: ***JSC "National Reserve Corporation"***
Province:
Position: ***First Deputy General Director***
Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies: ***none***

**Kopeikin Michail Urievich**

Education: ***Higher***
Positions held within the last 5 years:
Period: ***1996 – 2003***
Organization: ***Administration of the Government of the Russian Federation***
Province: ***State Service***
Position: ***Chief of the Department of Economics and Property Management***
Period: ***2003 – present***
Organization: ***Administration of the Government of the Russian Federation***
Province: ***State Service***

Position: ***Deputy Chief of the Administration***
Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies: ***none***

**Livitin Igor Evgenievitch**
Education: ***Higher***
Positions held within the last 5 years:
Period: ***1998 – 2004***
Organization: JSC "Severstaltrans"
Province:
Position: ***Deputy General Director***
Period: ***2004 – present***
Organization: ***Ministry of Transport of the Russian Federation***
Province: ***State Service***
Position: ***Minister***
Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies: ***none***

**Okulov Valeri Mikhailovitch**
Education: ***higher***
Positions held within the last 5 years:
Period: ***1997 – present***
Organization: JSC "Aeroflot"
Province: ***Transport***
Position: ***General Director***
Shares in the Issuer's Authorized Capital Stock: ***0.0025%***
Shares in affiliate/subsidiary companies: ***none***

**Uvarov Alexey Konstantinovitch**
Education: ***Higher***
Positions held within the last 5 years:
Period: ***2000 – 2004***
Organization: ***Ministry of Property Relations***
Province: ***State Service***
Position: ***Chief of Machine Building and Metallurgy Property Section, Chief of Law Enforcement Ministries and Services, Department of Military Industrial Complex Property, Deputy Chief of the Department of Industry and Construction Property.***
Period: ***2003 – present***
Organization: ***Federal Agency for Federal Property Management***
Province: ***State Service***
Position: ***Chief of Administrative Section***
Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies: ***none***

**Fedorov Alexey Victorovitch**
Education: ***Higher***
Positions held within the last 5 years:
Period: ***1985 – present***
Organization: ***Federal Security Service (FSS)***

Province: *State Service*
Position: *Deputy Chief of FSS Department*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

**Shablin Vladimir Nikolaevitch**
Education: *Higher*
Positions held within the last 5 years:
Period: *At present*
Organization: *AKB "National Reserve Bank"*
Province: *Banking*
Position: *Senior Vice-President*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

**Shipil Nikolay Vladimirovitch**
Education: *Higher*
Positions held within the last 5 years:
Period: *1999 - 2000*
Organization: *Air transport company "Pulkovo:*
Province: *Transport*
Position: *Regional Representative in North European and Baltic Countries in Copenhagen*
Period: *2000 - 2004*
Organization: *State Transportation Company "Russia"*
Province: *Transport*
Position: *General Director*
Period: *2004 - present*
Organization: *Federal Air Transport Agency*
Province: *Transport*
Position: *Chief*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

**Issuer's sole and plural managing bodies and Issuer's officials**

The person carrying our functions of the sole executive body:

***Okulov Valeri Mikhailovitch – General Director of JSC "Aeroflot"***

Members of the plural executive body of the Company:

**Avilov Vasili Nikolaevitch**
Education: *Higher*
Positions held within the last 5 years:
Period: *1997 – present*
Organization: *JSC "Aeroflot"*
Province: *Transport*
Position: *Head of Administration*

Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies: ***none***

**Antonov Vladimir Nikolaevitch**

Education: *Higher*
Positions held within the last 5 years:
Period: ***1997 – 2002***
Organization: ***JSC "Aeroflot"***
Province: ***Transport***
Position: ***Deputy Director General – flight and operational security***
Period: ***1999 – present***
Organization: ***JSC "Aerofirst", subsidiary company***
Province: ***Trade***
Position: ***Member of the Board of Directors (Supervisory Counsel) elective office***
Period: ***1997 – present***
Organization: ***"Aeromash – Aviation Security" Ltd. subsidiary company***
Province: ***Security***
Position: ***Member of the Board of Directors (Supervisory Council) – Elective office***
Period: ***2002 - present***
Organization: ***JSC "Aeroflot"***
Province: ***Transport***
Position: ***First Deputy General Director, Operations***
Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies: ***none***

**Bachurin Evgeny Victorovitch**

Education: ***Higher***
Positions held within the last 5 years:
Period: ***1996 - 1999***
Organization: ***Subsidiary State Firm "Interkadry" (KLM Airline)***
Province: *Transport*
Position: ***Sales Representative, Marketing Manager***
Period: ***1999 - 2000***
Organization: ***JSC "Aeroflot – Russian Airlines"***
Province: ***Transport***
Position: ***Advisor to the First Deputy General Director on financial and commercial operations***
Period: ***2000 - 2001***
Organization: ***JSC "Aeroflot – Russian Airlines"***
Province: ***Transport***
Position: ***Director, Department on Income Management***
Period: ***2001 - present***
Organization: ***JSC "Aeroflot – Russian Airlines"***
Province: ***Transport***
Position: ***Commercial Director***
Period: ***2002 - present***
Organization: ***JSC "Alt Reisbureau"***
Province: ***Services***

Position: *Member of the Board of Directors (Supervising Council). Elective service*
Period: *2003 - present*
Organization: *ZAO "Aeromar"*
Province: *Catering supplies (food staffs)*
Position: *Member of the Board of Directors (Supervising Council). Elective office*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

**Belykh Yuri Ilyich**
Education: *Higher*
Positions held within the last 5 years:
Period: *1997– 2001*
Organization: *"Transaero" Aviation Company*
Province: *Transport*
Position: *Deputy Director General, maintenance operations*
Period: *2001 - present*
Organization: *JSC "Aeroflot – Russian Airlines"*
Province: *Transport*
Position: *Chief Engineer, Technical Director – Chief of Aviation Technical Complex*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

**Volymerets Anatoli Ivanovitch**
Education: *Higher*
Positions held within the last 5 years:
Period: *1997 – 2002*
Organization: *JSC "Aeroflot"*
Province: *Transport*
Position: *First Deputy Director General - operations*
Period: *2002 – present*
Organization: *JSC "Aeroflot"*
Province: *Transport*
Position: *Deputy Director, Training Center of Aviation Personnel, flight and cabin crews training.*
Shares in the Issuer's Authorized Capital Stock: *0.0026%*
Shares in affiliate/subsidiary companies *none*

**Gerasimov Vladimir Vladislavovitch**
Education: *Higher*
Positions held within the last 5 years:
Period: *1997 – 1999*
Organization: *JSC "Aeroflot"*
Province: *Transport*
Position: *Deputy Director, Department of Economics*
Period: *1999 – present*
Organization: *JSC "Aeroflot"*
Province: *Transport*
Position: *Deputy Director General, Technical and Material Logistics*

Period: *2000 – present*
Organization: *ZAO "Toplivnaya Zapravochnaya Kompania" (Fueling Company) Ltd. Subsidiary company*
Province: *Service*
Position: *Member of the Board of Directors (Supervisory Counsel). Elective office*
Shares in the Issuer's Authorized Capital Stock: *0.0025%*
Shares in affiliate/subsidiary companies: *none*

**Eliseev Boris Petrovitch**
Education: *Higher*
Positions held within the last 5 years:
Period: *1997 – 1999*
Organization: *Administration of the President of the Russian Federation*
Province: *State Service*
Position: *Advisor, Deputy Department Head, Administration of the President of the Russian Federation*
Period: *1999 – 1999*
Organization: *JSC "Aeroflot"*
Province: *Transport*
Position: *Deputy Director, Legal Department*
Period: *1999 – present*
Organization: *JSC "Aeroflot"*
Province: *Transport*
Position: *Director, Legal Department*
Shares in the Issuer's Authorized Capital Stock: *0.000001%*
Shares in affiliate/subsidiary companies: *none*

**Koldunov Alexander Alexandrovitch**
Education: *Higher*
**Positions held within the last 5 years**:
Period: *1995– 2001*
Organization: *JSC "Aeroflot – Russian Airlines"*
Province: *Transport*
Position: *Aircraft Commander (type) IL-86, IL-96-300*
Period: *2001 - present*
Organization: *JSC "Aeroflot – Russian Airlines"*
Province: *Transport*
Position: *Chief of Flight Safety Inspection*
Shares in the Issuer's Authorized Capital Stock: *0.0025%*
Shares in affiliate/subsidiary companies: *none*

**Okulov Valeri Mikhailovitch**
Education: *higher*
Positions held within the last 5 years:
Period: *1997 – present*
Organization: *JSC "Aeroflot"*
Province: *Transport*
Position: *General Director*
Shares in the Issuer's Authorized Capital Stock: *0.0025%*

Shares in affiliate/subsidiary companies: ***none***

**Osobenkov Oleg Mikhailovitch**

Education: ***Higher***
Positions held within the last 5 years:
Period: ***1997 – 1999***
Organization: ***KGB USSR – USSR Ministry of Defense – Federal Security Committee of the Russian Federation – Federal Security Counsel of the Russian Federation***
Province: ***State Service***
Position: ***Officer***
Period: ***1999 – present***
Organization: ***JSC "Aeroflot"***
Province: ***Transport***
Position: ***Deputy Director General of JSC "Aeroflot", Chief, Personnel Department***
Period: ***2000 - present***
Organization: ***ZAO "Toplivnaya Zapravochnaya Kompania" (Fueling Company) Ltd., subsidiary company***
Province: ***Service***
Position: ***Member of the Board of Directors (Supervisory Counsel).Elective office***
Period: ***2002 – present***
Organization: ***"Social Programs"***
Province: ***Management***
Position: ***Executive Director***
Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies: ***none***

**Poluboyarinov Mikhail Igorevitch**

Education: ***Higher***
Positions held within the last 5 years:
Period: ***1997– 1999***
Organization: ***Foreign Trade JSC "Avtoimport"***
Province: ***Finance***
Position: ***Finance Director – Chief Accountant***
Period: ***1999 – 1999***
Organization: ***TC "Avtoimport" LTD***
Province: ***Management***
Position: ***Executive Director***
Period: ***1999 - present***
Organization: ***JSC "Aeroflot – Russian Airlines"***
Province: ***Transport***
Position: ***Deputy Chief Accountant, Chief Accountant, Deputy Director General, Finance & Planning***
Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies: ***none***

**Smirnov Vladimir Vladimirovitch**

Education: ***Higher***
Positions held within the last 5 years:

Period: *1997 – present*
Organization: *JSC "Aeroflot"*
Province: *Transport*
Position: *Deputy General Director, Director, Traffic Ground Support Complex*
Period: *1997 – present*
Organization: *"Scherotel" Ltd, Affiliated Company*
Province: *Hotel business*
Position: *Member of the Board of Directors (Supervisory Counsel). Elective office*
Period: *1998– present*
Organization: *ZAO "Date" Ltd, subsidiary company*
Province: *Tourism*
Position: *Member of the Board of Directors (Supervisory Counsel) Elective office*
Period: *2001 – present*
Organization: *JV "Aeroport Moscow" Ltd, Affiliated Company*
Province: *Service*
Position: *Member of the Board of Directors (Supervisory Counsel) Elective office*
Period: *2002 – present*
Organization: *ZAO "Aeromar" Ltd*
Province: *Catering Supplies (foodstaffs)*
Position: *Member of the Board of Directors (Supervisory Counsel) Elective office*
Shares in the Issuer's Authorized Capital Stock: *0.0026%*
Shares in affiliate/subsidiary companies: *none*

**Tulsky Stanislav Grigorievitch**

Education: ***Higher***
Positions held within the last 5 years:
Period: *1999 - 2004*
Organization: *JSC "Aeroflot – Russian Airlines"*
Position: *Commander of Flight Unit of B-777/767 aircraft of Flight Complex, Director of Flight Complex*
Period: *2004 - present*
Organization: *JSC "Aeroflot – Russian Airlines"*
Position: *Deputy General Director, Management of Flight Operations – Director of Flight Complex*
Shares in the Issuer's Authorized Capital Stock: *0.0025%*
Shares in affiliate/subsidiary companies: *none*

## 5.2. Information on the amount of remuneration, benefits and/or compensation with regard to every administrative body of the Issuer.

**Remunerations paid to the members of the Board of Directors (Supervisory Council) and to other Issuer's officials.**

The aggregate amount of remunerations paid to all persons listed in item 5.1 during the last completed fiscal year:

| | |
|---|---|
| Salaries (rubles): | *12 402 377.45* |
| Bonuses (rubles): | *2 310 000* |
| Commissions (rubles): | *350 897* |
| Other material benefits (rubles): | *0* |
| Total (rubles): | *15 063 274,45* |

## 5.3. Information on persons holding positions in the bodies excursing supervision over financial and business matters of the Issuer

**GORBATCHIK TATIANA VLADIMIROVNA** (Chairman of the Auditing Commission) — Director of a Department of the Ministry of Transport of the Russian Federation. Born in 1970 in Alma-Ata. Has higher education. In 1992 graduated from Moscow Technology Institute of Light Industries with specialty Economist. In 1993 worked in the position of 1st grade Expert, Budget Management of the Ministry of Finances of the Russian Federation. From 1993 till 2004 worked in the positions of Leading Expert, Senior Cashier, Deputy Department Chief and Chief of a Department in the Main Administration of the Treasury of the RF Ministry of Finances. 1st Class Counselor of the Russian Federation.
Shares in the Issuer's Authorized Capital Stock: none
Shares in affiliate/subsidiary companies: none

**DUNAIKINA ZINAIDA NIKOLAYEVNA** – (Chairman of the Auditing Commission) – Chief of information and analytical department of the Operation Security Department of the JSC "Aeroflot". Born in Moscow in 1954. Higher education. In 1977 graduated from Moscow State Institute of International relations. 1989 – 1998 – economist of the Central International Agency of the JSC "Aeroflot". From 1998 – expert of the information and analytical section of the Department of Operations Security , from 2001 – Chief of the Department of Operations Security.
Share in the Issuer's Authorized Capital Stock: 0,00009%
Share in affiliated and dependent companies: none.

**TARASOV ALEXSEY EVGENIEVITCH** – Chief of Legal Department of OOO "National Reserve Corporation". Born in 1972. Has higher education. Graduated from the faculty of International Law of the Moscow State Institute of International Relations (MGIMO). Knows French and Spanish (fluently), English (speaking). In 1993 – 2000 worked in the position of Consultant in legal matters, Senior Consultant in legal matters, Chief of the Legal Department of "Konversbank". In 2000 – 20002 held the position of the Department of reorganization of business, Chief of the Department of managing financing and crediting investment programs of Commercial Joint Stock Bank "INGOSSTRAH – Sojuz" and in 2002 – 2004 was a Vice-President of Commercial Joint Stock Bank "National Reserve Bank" – Councilor to the Chairman of the Board of Directors of the Bank in legal matters.
Share in the Issuer's Authorized Capital Stock: none
Share in affiliated and dependent companies: none.

**TOLMACHEV YIRY VITALIEVITCH** – Leading Expert of the Administration of the Federal Agency for Management of Federal Property. Born in 1960 in Sevastopol. Has higher education. Graduated from Leningrad Military Mechanics Institute with specialty Engineer of Robotics Systems. From 1994 till 1998 worked in TOO "Irbis N" in the position of Technical Director. From 1994 till 2004 worked in the Ministry of Property Relations of the Russian Federation in the position of Leading Specialist. State Service Counselor of 3rd class.
Share in the Issuer's Authorized Capital Stock: none
Share in affiliated and dependent companies: none.

**KHVOSTUNKOV ANDREI NIKOLAYEVITCH** – Chief of Department of regulation of natural monopolies on transport of the Federal Energy Commission of Russia. Born in 1962 in Leningrad. Higher education. In 1985 graduated from Moscow Institute Of Civil Aviation Engineers, qualified radio engineer. In 2002 - Russian Academy of State Service, lawyer. In 1985 engineer in specialized assembly and start-up department "Aeroportspecmontaj". In 1985 – 1995 – military service. In 1995 – 1997 representative, Chief of Department of International air transportation "Air Company Korsar Ltd". In 1997 – Chief of air traffic sales department "Lanta Tour Voyage" Ltd. 1998 – 1999 – Chief of Airports Department, Deputy Head of the Department of Regulation of natural monopolies on transport of the Ministry of Antimonopoly Policy of the Russian Federation.
Share in the Issuer's Authorized Capital Stock: none
Share in affiliated and dependent companies: none.

### 5.4. Information on remuneration, privileges, and/or compensation of expenses of the controlling organ of financial-operational activity of the issuer

Wages or other remuneration to the members of the Auditing Commission are not provided and have not been paid.

### 5.5 Number and summary information on education and structure of employees of the Issuer, changes in number of employees of the Issuer

| Index description | 2004 | 1st quarter of 2005 года |
|---|---|---|
| Payroll average number of employees, persons | 14737 | 14857 |

**Employees' Ages and Education:**

| Feature description | 2000 | 2001 | 2002 | 2003 | 2004 | 1st quarter of 2005 |
|---|---|---|---|---|---|---|
| Employees under 25 years of age, % | 5.0 | 5.1 | 5.2 | 5.2 | 5.15 | 5.33 |
| Employees of 25 – 35 years of age, % | 28.3 | 25.4 | 26.6 | 24.4 | 23.18 | 22.92 |
| Employees of 35 – 55 years of age, % | 55.6 | 57.7 | 58.9 | 59.7 | 59.03 | 58.77 |
| Employees over 55 years of age, % | 11.1 | 11.8 | 9.3 | 10.7 | 12.64 | 12.98 |
| including: | | | | | | |
| Secondary, and/or complete general education, % | 27.5 | 27.4 | 26.4 | 25.7 | 25.25 | 25.31 |
| Elementary, and/or secondary vocational education, % | 24.9 | 25.2 | 24.3 | 24.3 | 24.31 | 23.95 |
| Higher professional education, % | 47.6 | 47.4 | 49.3 | 49.07 | 49.49 | 49.80 |
| Post graduate professional education, % | - | - | - | 0.93 | 0.95 | 0.94 |

**3. Trade Union Bodies set up by JSC "Aeroflot" Employees:**

- JSC "Aeroflot" employees Trade Union
- Sheremetyevo Air Stewards Trade Union
- Sheremetyevo Flight Crews Trade Union
- Aviation Specialists Trade Union.

**(82-4592)**

## CHARPTER VI. Information on partners (shareholders) of the Issuer and transactions effected by the Issuer that were connected with specific interests

### 6.1 Total Number of Shareholders of the Issuer

Total number of shareholders (equities): ***11 502***
Nominal holders of Company shares: ***12***

### 6.2 Shareholders holding no less than 5% of its Authorized Capital or no less than 5% of its ordinary shares, as well as information on shareholders of such entities, holding no less than 20% of Authorized Capital or no less than 20 % of their ordinary shares

Name: *FEDERAL AGENCY FOR MANAGEMENT OF FEDERAL PROPERTY*
Place of residence: ***Moscow***
Mailing Address: ***103685, Moscow, Nikolski per., 9***
Share in Issuer's Authorized Capital Stock: ***51,17%***
Shareholders holding no less than 25 % of the Authorized Capital Stock of the shareholder of the Issuer: ***there are none***

Name: ***Joint Stock Business Savings Bank of the Russian Federation (Public Corporation)***
Place of residence: ***Moscow***
Mailing Address: ***117997, Moscow, Vavilova st., 19***
Share in Issuer's Authorized Capital Stock: ***26.1 %, nominal shareholder***
Shareholders holding no less than 25 % of the Authorized Capital Stock of the shareholder of the Issuer: *there are none*

Name: ***Private Joint Stock Company Deposit and Clearing Company***
Place of residence: ***Moscow***
Mailing Address: ***115162, Moscow, Shabolovka st., 31, bldng Б***
Share in Issuer's Authorized Capital Stock: *5.16 %* ***(номинальный держатель)***
Shareholders holding no less than 25 % of the Authorized Capital Stock of the shareholder of the Issuer: *there are none*

### 6.3. Share held by the State or municipal bodies in the Authorized Capital of the Issuer, special rights ("Golden Share")

Name: *FEDERAL AGENCY FOR MANAGEMENT OF FEDERAL PROPERTY*
Place of residence: ***Moscow***
Mailing Address: ***103685, Moscow, Nikolski per., 9***
Share in Issuer's Authorized Capital Stock: ***51,17%***
Shareholders holding no less than 25 % of the Authorized Capital Stock of the shareholder of the Issuer: ***there are none***
Special rights for participation of the Russian Federation, subject territories of the Russian Federation, municipal bodies in the management of the Issuer ("Golden Share"): ***not provided.***

### 6.4. Information on restrictions for participation in the charter (shared) capital (shared fund) of the Issuer

There are no such restrictions.

(82-4592)

## 5. Changes in composition and participation of shareholders of the Issuer, holding no less than 5% of its authorized capital or no less than 5 % of its ordinary shares

st persons possessing no less than 5 % of authorized capital of JSC "Aeroflot" as of 25[th] of August, 2004

| № | Full name / Name, Surname, Paternal name | Place of residence | Type of registered person | Total number of shares | % in authorized capital |
|---|---|---|---|---|---|
| | RF MINISTRY OF STATE PROPERTY RELATION | 103685, Moscow, Nikolski per., 9 | Owner | 568335339 | 51.17% |
| | GRABOR TRADING (OVERSEAS) LIMITED | 20, Queen Frederica St., El Greco House, Flat 104, 1506 Nicosia, Cyprus | Owner | 181443293 | 16.34% |
| | TRANSINVEST CONTROL S.A. | L-1840 Luxemburg 11A boulevard Joseph II | Owner | 108375957 | 9.76% |

**List persons possessing no less than 5 % of authorized capital of JSC "Aeroflot" as of May 25, 2004**

| № | Full name / Name, Surname, Paternal name | Place of residence | Type of registered person | Total number of shares | % in authorized capital |
|---|---|---|---|---|---|
| | RF MINISTRY OF STATE PROPERTY RELATION | 103685, Moscow, Nikolski per., 9 | Owner | 568335339 | 51.17% |
| | GRABOR TRADING (OVERSEAS) LIMITED | 20, Queen Frederica St., El Greco House, Flat 104, 1506 Nicosia, Cyprus | Owner | 181443293 | 16.34% |
| | TRANSINVEST CONTROL S.A. | L-1840 Luxemburg 11A boulevard Joseph II | Owner | 108375957 | 9.76% |

**List persons possessing no less than 5 % of authorized capital of JSC "Aeroflot" as of April 19, 2004**

| № | Full name / Name, Surname, Paternal name | Place of residence | Type of registered person | Total number of shares | % in authorized capital |
|---|---|---|---|---|---|
| | RF MINISTRY OF STATE PROPERTY RELATION | 103685, Moscow, Nikolski per., 9 | Owner | 568335339 | 51.17% |
| | GRABOR TRADING (OVERSEAS) LIMITED | 20, Queen Frederica St., El Greco House, Flat 104, 1506 Nicosia, Cyprus | Owner | 181443293 | 16.34% |
| | TRANSINVEST CONTROL S.A. | L-1840 Luxemburg 11A boulevard Joseph II | Owner | 108375957 | 9.76% |

## 6.6. Information on transaction with specific interests involved

There have been no transactions with specific interests involved.

## 6.7. Accounts receivable

*Accounts receivable for the 1st quarter of 2005*

| Types of receivables | Term of payment | | | | | |
|---|---|---|---|---|---|---|
| | Less than 30 days | From 30 to 60 days | From 60 to 90 days | From 90 to 180 days | From 180 days to 1 year | Over 1 year |
| Receivables, total, rubles. including: | 9 787 249 130 | 59 389 575 | 880 147 752 | 145 959 176 | 94 430 587 | 87 636 243 |
| outstanding, rubles | 934 136 728 | | | | | |
| customers and client, rubles | 4 454 695 003 | | | | 4 338 213 | 3 237 448 |
| bills receivable, rubles. | | | | | | |
| indebtedness of subsidiaries and affiliated companies, rubles | 22 191 460 | | | | | |
| indebtedness of partners (founders) in relation to contributions to the charter capital, rubles | | | | | | |
| advance payments effected, rubles | 696 697 911 | 59 389 575 | | 2 528 456 | 81 472 921 | 221 344 |
| other receivables, rubles | 4 613 664 756 | | 880 147 752 | 143 430 720 | 8 619 453 | 84 177 451 |
| Total, rubles.: | 9 787 249 130 | 59 389 575 | 880 147 752 | 145 959 176 | 94 430 587 | 87 636 243 |

## CHAPTER VII. Issuer's accounting statements and other financial information

### 7.1. Issuer's annual accounting statements

Accounting period
Year: **2004**
Quarter: **IV**
Date: **31.12.2004**
Units: **thousand rubles**
Form: **Order N 67н of 22.07.2003**

## BALANCE SHEET

| ASSETS | Line code | At the beginning of the accounting year | At the end of the accounting period |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| I. NON-CIRCULATING ASSETS | | | |
| Intangible assets | 110 | 61 565 | 58 325 |
| Fixed assets | 120 | 3 433 666 | 3 734 614 |
| Construction in progress | 130 | 1 128 691 | 1 291 079 |
| Income-bearing investments in material values | 135 | - | - |
| Long-term financial investments | 140 | 2 315 441 | 2 296 070 |
| including: investments in subsidiaries and affiliated companies | 141 | 423 898 | 494 039 |
| loans issued to organizations for more than 12 months | 142 | 1 391 626 | 1 293 215 |
| other long-term investments | 143 | 499 917 | 508 816 |
| Deferred tax assets | 145 | - | 987 |
| Other non-circulating assets | 150 | 6 000 | 6 000 |
| Section I, TOTAL | 190 | 6 945 363 | 7 387 075 |
| II. WORKING ASSETS АКТИВЫ | | | 2 998 698 |
| II. WORKING ASSETS<br>Stocks | 210 | 2 626 106 | 2 428 249 |
| 1 including: raw and other materials, other similar values | 211 | 1 934 872 | 570 449 |
| deferred expenses | 216 | 691 234 | - |
| other stocks and expenditures | 217 | - | 401 458 |
| Value added tax on acquired values | 220 | 346 773 | - |
| Accounts receivable (expected to be paid more than 12 months after reporting date) | 230 | - | - |
| purchasers and clients (62, 76, 82) | 231 | - | - |
| other debtors | 232 | - | - |
| Accounts receivable (expected to be paid within 12 months after the reporting date) | 240 | 9 028 147 | 11 771 184 |
| purchasers and clients (62, 76, 82) | 241 | 5 070 767 | 5 214 477 |
| bills receivable | 242 | - | - |
| debts of subsidiaries and affiliates | 243 | 63 282 | 22 191 |
| State budget outstanding payments on taxes and charges | 244 | 2 493 279 | 5 235 514 |

| | | | |
|---|---|---|---|
| Outstanding payments of State non-budget funds | 245 | 10 063 | 7 706 |
| advance payments made | 246 | 1 267 470 | 1 128 668 |
| other debtors | 247 | 123 286 | 162 628 |
| Short-term financial investments (56,58,82) | 250 | 7 222 | 302 120 |
| loans issued to organizations for less than 12 months term | 251 | - | - |
| other short-term financial investments | 252 | 7 222 | 302 120 |
| Money | 260 | 1 401 250 | 1 435 166 |
| including: cash | 261 | 13 725 | 13 136 |
| current accounts | 262 | 240 102 | 753 767 |
| hard currency accounts | 263 | 1 027 043 | 622 983 |
| other money means | 264 | 120 380 | 45 280 |
| Other working assets | 270 | - | - |
| Section II, TOTAL | 290 | 13 409 498 | 16 908 626 |
| BALANCE (sum of lines 190 + 290): | 300: | 20 354 861 | 24 295 701 |

| **LIABILITIES** | **Line code** | **At the beginning of the accounting year** | **At the end of the accounting period** |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| III. CAPITAL AND RESERVES | | | |
| Charter capital | 410 | 1 110 616 | 1 110 616 |
| Own shares redeemed from shareholders | 411 | - | -37 |
| Additional capital | 420 | 3 704 937 | 3 492 079 |
| Reserved capital | 430 | 277 654 | 277 654 |
| statutory reserve funds | 431 | - | - |
| reserves set up in accordance with constituent documents | 432 | 277 654 | 277 654 |
| Retained profit (uncovered losses) | 470 | 6 054 758 | 11 450 693 |
| including: retained profit (uncovered losses) from previous years | 471 | 6 054 758 | 5 120 550 |
| Retained profit (uncovered losses) of the accounting year | 472 | | 6 330 143 |
| Section III, TOTAL | 490 | 11 147 965 | 16 331 005 |
| IV. LONG TERM LIABILITIES | | | |
| Loans and credits | 510 | - | 222 196 |
| including: bank credits to be repaid more than 12 month after the reporting date | 511 | - | 222 196 |
| loans to be repaid within 12 month after the reporting date | 512 | - | - |
| Deferred taxation liabilities | 515 | 40 052 | - |
| Other long-term liabilities | 520 | - | 240 935 |
| Section IV, TOTAL | 590 | 40 052 | 463 131 |
| V. SHORT TERM LIABILITIES | | | |
| Loans and credits | 610 | 2 109 230 | 1 029 422 |
| including: bank loans to be repaid within 12 month after the accounting date | 611 | 2 109 230 | 1 029 422 |

| | | | |
|---|---|---|---|
| loans to be repaid within 12 month after the reporting date | 612 | - | - |
| Accounts payable | 620 | 7 006 417 | 6 430 286 |
| including: suppliers and contractors | 621 | 5 285 052 | 4 864 449 |
| outstanding wages and salaries | 622 | 154 501 | 225 274 |
| indebtedness to the State non-budget funds | 623 | 238 547 | 189 979 |
| indebtedness on taxes and charges | 624 | 786 550 | 700 554 |
| other payables | 625 | 46 722 | 282 880 |
| bills of exchange payable | 626 | 10 043 | - |
| advances received | 627 | 385 002 | 167 150 |
| indebtedness to subsidiaries and affiliates | 628 | 100 000 | - |
| Outstanding payments to partners (founders) in income payments | 630 | 6 987 | 31 887 |
| Deferred income | 640 | 10 563 | 9 970 |
| Reserves for deferred expenses | 650 | 33 647 | - |
| Other short term liabilities | 660 | - | - |
| Section V, TOTAL | 690 | 9 166 844 | 7 501 565 |
| BALANCE (sum of lines 490 + 590 + 690): | 700: | 20 354 861 | 24 295 701 |

**INFORMATION ON VALUES ACCOUNTED OUT OF BALANCE SHEET ACCOUNTS:**

| Indicator description | Line code | At the beginning of the accounting year | At the end of the accounting period |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Fixed assets rented | 910 | 7 905 027 | 10 756 431 |
| including under lease terms | 911 | 7 904 141 | 10 755 545 |
| Goods and material values accepted for bailment | 920 | - | - |
| Goods accepted on commission | 930 | - | - |
| Written off to losses indebtedness of insolvent debtors | 940 | 1 871 955 | 2 003 670 |
| Collaterals for liabilities and payments received | 950 | 510 242 | 480 478 |
| Collaterals for liabilities and payments issued | 960 | 2 346 184 | 1 479 491 |
| Wear and tear of housing stock | 970 | - | - |
| Wear and tear of nonproductive facilities and other similar objects | 980 | - | - |
| Intangible assets acquired for use | 990 | - | - |
| Others | 955 | - | - |

**PROFIT AND LOSS ACCOUNTS**

| Indicator description | Line code | At the beginning of the accounting year | At the end of the accounting period |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Profits and losses from regular business activities: | | | |
| Revenue (net) from sales of goods, products, works and | 010 | 56 377 181 | 48 527 418 |

| | | | |
|---|---|---|---|
| services (less value added tax, excise taxes and other similar mandatory payments) | | | |
| Production cost of sold goods, products, works, services | 020 | -46 495 617 | -39 783 011 |
| Gross profit | 029 | 9 881 564 | 8 744 407 |
| Trade expenses | 030 | -3 404 826 | -3 515 563 |
| Administrative expenses | 040 | -2 162 703 | -1 926 914 |
| Sales profit (loss) | 050 | 4 314 035 | 3 301 930 |
| Operating proceeds and loss | | | |
| Interests receivable | 060 | 69 915 | 224 515 |
| Interests payable | 070 | -81 651 | -149 748 |
| Income form participation in other organizations | 080 | 131 204 | 201 464 |
| Other operating income | 090 | 1 195 619 | 924 654 |
| Other operating expenses | 100 | -1 622 199 | -1 608 323 |
| Non-trade profit | 120 | 7 378 271 | 7 085 761 |
| Non-trade expenses | 130 | -3 119 430 | -4 644 997 |
| Contingency income | 131 | 1 073 | 193 130 |
| Contingency expenses | 132 | -354 | -31 599 |
| Profit (loss) before taxes | 140 | 8 266 483 | 5 496 787 |
| Deferred tax assests | 141 | 41 039 | - |
| Deferred tax liabilities | 142 | - | -40 052 |
| Current profit tax | 150 | -1 933 678 | -1 477 099 |
| Other tax payments | 151 | -43 701 | -1 630 |
| Net profit (loss) of the reporting period | 190 | 6 330 143 | 3 978 006 |
| FOR REFERENCE. Permanent tax liabilities (assets) | | | |
| Base profit (loss) per share | 200 | 181 759 | 371 903 |
| Watered profit (loss) per share | 201 | - | - |
| Other tax payments | 202 | - | - |

**EXPLANATION OF SOME PROFITS AND LOSSES**

| Indicator description | Line Code | During the Reporting Period | | Same Period of the Previous Year | |
|---|---|---|---|---|---|
| | | Profit | Loss | Profit | Loss |
| 1 | 2 | 3 | 4 | 5 | 6 |
| Fines, penalties and forfeit penalties accepted or paid under court decree (arbitration court) on their recovery | 210 | 149 854 | 27 516 | 65 418 | 309 712 |
| Profit (loss) of previous years | 220 | 1 171 015 | 577 200 | 612 938 | 589 967 |
| Payment of damages caused by non-performance or inadequate performance of obligations | 230 | 143 464 | 10 772 | 42 847 | 523 085 |
| Currency exchange differences in foreign currencies operations | 240 | 1 079 983 | 1 101 471 | 1 288 721 | 1 196 256 |
| Allocation to assessment reserves | 250 | | 602 888 | | 651 757 |
| Writing off payables and receivables the claim limitation period of which has expired | 260 | 14 524 | 68 093 | 311 087 | 497 263 |

## CAPITAL CHANGES STATEMENT

### I. Capital Changes

| Indicator description | Line Code | Charter Capital | Additional Capital | Reserve Capital | Retained Profit (uncovered loss) | Total |
|---|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 | 7 |
| Remainder as at December 31 of the year preceding the previous year | 001 | 1 110 616 | 3 922 433 | - | 2 921 189 | 7 954 238 |
| 2003г. Changes in accounting policy | 002 | | | | - | - |
| Result from revaluation of fixed assets | 003 | | - | | - | - |
| Reminder as at January 1 of previous year | 010 | 1 110 616 | 3 922 433 | - | 2 921 189 | 7 954 238 |
| Result from recalculation of foreign currencies | 011 | | - | | | - |
| Net profit | 012 | | | | 3 978 006 | 3 978 006 |
| Dividend | 013 | | | | -322 036 | -322 036 |
| Allocations to Reserve Fund | 014 | | | 277 654 | -277 654 | - |
| Appropriation of profit according to General Meeting resolution | 015 | - | - | - | -244 747 | -244 747 |
| Increase of capital resultant from: | | | | | | |
| additional issues of shares | 021 | - | | | | - |
| increase of shares par value | 022 | - | | | | - |
| reorganization of legal entity | 023 | - | | | - | - |
| retirement of fixed assets having been revaluated | 024 | | 223 | | | 223 |
| Decrease of capital resultant from: | | | | | | |
| reduction of shares par value | 031 | - | | | | - |
| reduction of shares number | 032 | - | | | | - |
| reorganization of legal entity | 033 | - | | | | - |
| retirement of fixed assets having been revaluated | 034 | | -217 719 | | | -217 719 |
| Reminder as at December 31 of previous year | 040 | 1 110 616 | 3 704 937 | 277 654 | 6 054 758 | 11 147 965 |

| | | | | | | |
|---|---|---|---|---|---|---|
| 2004г. Changes in accounting policy | 042 | | | | - | - |
| Result from revaluation of fixed assets | 034 | | - | | - | - |
| Reminder as at January 1 of accounting year | 100 | 1 110 616 | 3 704 937 | 277 654 | 6 054 758 | 11 147 965 |
| Result from recalculation of foreign currencies | 101 | | - | | | - |
| Net profit | 102 | | | | 6 330 143 | 6 330 143 |
| Dividend | 103 | | | | -485 317 | -485 317 |
| Allocations to Reserve Fund | 110 | | | - | - | - |
| Appropriation of profit according to General Meeting resolution | 115 | - | - | - | -448 891 | -448 891 |
| Increase of capital resultant from: | | | | | | |
| additional issues of shares | 121 | - | | | | - |
| increase of shares par value | 122 | - | | | | - |
| reorganization of legal entity | 123 | - | | | - | - |
| retirement of fixed assets having been revaluated | 124 | | 1 216 | | | 1 216 |
| I. Capital change | | | | | | |
| Decrease of capital resultant form:: | | | | | | |
| decrease of shares par value | 131 | - | | | | - |
| decrease of shares number | 132 | -37 | | | | -37 |
| reorganization of legal entity | 133 | - | | | - | - |
| retirement of fixed assets having been revaluated | 134 | | -214 074 | | | -214 074 |
| Reminder as at December 31 of accounting year | 140 | 1 110 616 | 3 492 079 | 277 654 | 11 450 693 | 16 331 005 |

**II. Reserves**

| Indicator description | Line code | Reminder as at the beginning of the accounting year | Received during the accounting year | Utilized during the accounting year | Reminder as at the end of the accounting year |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| Reserves accumulated in accordance with the current legislation requirements: | | | | | |
| previous year | 151 | - | - | - | - |

| | | | | | |
|---|---|---|---|---|---|
| accounting year | 152 | - | - | - | - |
| Total, Reserves, accumulated in accordance with the current legislation requirements: | | | | | |
| previous year | 159 | - | - | - | - |
| accounting year | 160 | - | - | - | - |
| Reserves accumulated in compliance with the constituent documents: | | | | | |
| previous year | 161 | - | 277 654 | - | 277 654 |
| accounting year | 162 | 277 654 | - | - | 277 654 |
| | | | | | |
| previous year | 163 | - | - | - | - |
| accounting year | 164 | - | - | - | - |
| | | | | | |
| Reserves accumulated in compliance with the constituent documents: | | | | | |
| previous year | 169 | | 277 654 | | 277 654 |
| accounting year | 170 | 277 654 | | | 277 654 |
| Assessed reserves: Reserves for bad debts | | | | | |
| previous year | 171 | 566 528 | 651 757 | -566 528 | 651 757 |
| accounting year | 172 | 651 757 | 602 888 | -651 757 | 602 888 |
| | | | | | |
| previous year | 173 | - | - | - | - |
| accounting year | 174 | - | - | - | - |
| Assessed reserves, TOTAL: | | | | | |
| previous year | 175 | 566 528 | 651 757 | -566 528 | 651 757 |
| accounting year | 176 | 651 757 | 602 888 | -651 757 | 602 888 |
| Reserves for deferred expenses: For overhaul of domestic made aircraft | | | | | |
| previous year | 179 | 1 624 | 101 604 | -103 228 | - |
| accounting year | 180 | - | 71 193 | -71 193 | - |
| For overhaul of aircraft engines | | | | | |
| previous year | 181 | - | 506 923 | -506 923 | - |
| accounting year | 182 | - | 846 783 | -846 783 | - |
| For renewal of passenger aircraft interior | | | | | |
| previous year | 183 | - | 98 452 | -98 452 | - |
| accounting year | 184 | - | 93 434 | -93 434 | - |
| For extension of aircraft and engines service life | | | | | |
| previous year | 185 | - | 69 562 | -69 562 | - |
| accounting year | 186 | - | 78 846 | -78 846 | - |
| Reserves for other payment | | | | | |
| previous year | 187 | - | 35 000 | -1 353 | 33 647 |
| accounting year | 188 | 33 647 | 4 643 915 | -4 677 562 | - |
| Reserves for deferred expenses, TOTAL: | | | | | |
| previous year | 189 | 1 624 | 811 541 | -779 518 | 33 647 |
| accounting year | 190 | 33 647 | 5 734 171 | -5 767 818 | - |

**Information**

| Indicator description | Line code | Reminder as at the beginning of the accounting year | Reminder as at the end of the accounting period |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| 1) Net assets | 200 | 11 158 528 | 16 340 975 |

| | | From Budget | | From non-budget funds | |
|---|---|---|---|---|---|
| | | accounting year | previous year | accounting year | previous year |
| | | 3 | 4 | 5 | 6 |
| 2) ) Received for: | | | | | |
| expenses for regular activities, total | 210 | 102 | - | - | - |
| including: mobilization reserve | 211 | 102 | - | - | - |
| | 212 | - | - | - | - |
| capital investments into non-circulating assets | 220 | - | - | - | 432 |
| including: instrumentation | 221 | - | - | - | 432 |
| | 222 | - | - | - | - |

## MONEY MEANS MOVEMENT STATEMENT

| Indicator description | Line code | Reporting period | Similar period of previous year |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Reminder of money at the beginning of the year | 010 | 1 373 030 | 987 363 |
| Movement of money means on current operations | | | |
| Means received from purchasers, clients | 121 | 46 430 538 | 51 440 161 |
| Credits received | 122 | 4 678 741 | 5 519 831 |
| Loans received | 123 | - | - |
| Ruble equivalent from sales of foreign currency | 124 | 14 169 153 | 10 494 789 |
| Other receivables | 126 | 92 865 345 | 36 716 740 |
| Money means spent for: | | | |
| payment for goods, works, services, raw materials and other circulating assets | 150 | -41 083 358 | -35 891 781 |
| payment of wages and salaries | 160 | -4 957 720 | -4 212 728 |
| payment of dividends and interests | 170 | 425 022 | 297 804 |
| payment of taxes and charges | 180 | -4 691 851 | -2 974 756 |
| payments to State non-budget funds | 181 | -1 166 567 | -1 080 758 |
| for issue of impress | 182 | -51 749 | -60 839 |
| payment of interests and main amount of credits received | 183 | -5 528 653 | -5 852 181 |
| payment of interests and main amount of loans received | 184 | - | -57 004 |
| for sales of foreign currency | 185 | -14 186 063 | -10 508 436 |

| | | | |
|---|---|---|---|
| other expendutures | 186 | -84 764 111 | -41 645 885 |
| Net money means from current business operations | 195 | 1 288 683 | 1 589 349 |
| Money movement in investment operations | | | |
| Money movement in investment operations<br>Revenues from sales of objects of fixed assets and other non-circulating funds | 210 | 360 020 | 387 266 |
| Revenues from sales of securities and other financial investments | 220 | 98 388 | 76 480 |
| Received dividends | 230 | 136 884 | 90 150 |
| Received interests | 240 | - | 36 |
| Proceedings from repayments of loans given to other organizations | 250 | - | - |
| Purchase of subsidiaries | 280 | -70 141 | -100 000 |
| Purchase of objects of fixed assets, income-bearing investments into material values and intangible assets | 290 | -1 367 823 | -576 376 |
| Purchase of securities and other financial investments | 300 | -391 550 | -33 036 |
| Loans issued to other organizations | 310 | - | - |
| Net gains from investment operations | 340 | -1 234 222 | -155 480 |
| Movement of money means in financial operations | | | |
| Gains from issuance of shares or other equities | 421 | - | - |
| Gains from loans and credits issued by other organizations | 422 | - | - |
| Repayment of loans and credits (w/o interests) | 431 | - | -1 048 202 |
| Payments on finance lease | 432 | - | - |
| Net money means gains from financial operations | 440 | - | -1 048 202 |
| Net increase (decrease) of money means and their equivalents | 450 | 54 461 | 385 667 |
| Reminder of money means at the end of the reporting period | 460 | 1 427 491 | 1 373 030 |
| Amount of the influence of foreign currency exchange rate fluctuations in relation to ruble | 470 | -62 387 | -64 876 |

## ANNEX TO THE BALANCE SHEET

**Intangible Assets**

| Indicator description | Line Code | At the beginning of the year | Received | Retired | At the end of the reporting period |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| Intellectual property objects (exclusive rights for intellectual property gains) | 010 | 4 409 | 27 | - | 4 436 |
| including: | | | | | |
| invention, industrial prototype, useful model patent holder's rights | 011 | - | - | - | - |
| computer software, data bases copy rights holder | 012 | 4 332 | - | - | 4 332 |
| topology of integrated microchips | 013 | - | - | - | - |

| | | | | | |
|---|---|---|---|---|---|
| holders' copy right | | | | | |
| rights of holders of trade mark, and service mark, goods origin mark | 014 | 77 | 27 | - | 104 |
| rights of patent holders fro selection achievements | 015 | - | - | - | - |
| Administrative expenses | 020 | - | - | - | - |
| Company business standing | 030 | - | - | - | - |
| Others | 040 | 99 213 | 7 315 | -664 | 105 864 |
| Total (sum of lines 010+020+030+040) | 045 | 103 622 | 7 342 | -664 | 110 300 |

| Indicator description | Line Code | At the beginning of the year | At the end of the reporting period |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Depreciation of the intangible assets, TOTAL | 050 | 42 057 | 51 975 |
| including:<br>depreciation of intellectual property objects (exclusive rights for intellectual property gains) | | 790 | 1 515 |
| Depreciation of other intangible assets | | 41 267 | 50 460 |

| Fixed Assets | | | | | |
|---|---|---|---|---|---|
| **Indicator description** | **Line Code** | **At the beginning of the year** | **Received** | **Retired** | **At the end of the reporting period** |
| 1 | 2 | 3 | 4 | 5 | 6 |
| Buildings | 121 | 1 066 998 | 210 822 | -2 829 | 1 274 991 |
| Constructions and transmission devices | 122 | 89 242 | 10 119 | -200 | 99 161 |
| Machinery and equipment | 123 | 1 269 634 | 278 708 | -52 903 | 1 495 439 |
| Transportation means | 124 | 414 714 | 90 191 | -28 348 | 476 557 |
| Production and household tools | 125 | 276 590 | 91 514 | -52 733 | 315 371 |
| Aircraft hulls | 126 | 2 941 992 | 122 557 | -597 424 | 2 467 125 |
| Aircraft engines | 127 | 4 738 572 | 10 900 | -334 857 | 4 414 615 |
| Perennial plants | 128 | 10 994 | - | -187 | 10 807 |
| Other types of fixed assets | 129 | 101 359 | 255 392 | -26 608 | 330 143 |
| Land lots and nature objects in use | 130 | - | - | - | - |
| Capital investments into major improvements of land properties | 131 | - | - | - | - |
| Total | 135 | 10 910 095 | 1 070 203 | -1 096 089 | 10 884 209 |

| Indicator description | Line Code | At the beginning of the year | At the end of the reporting period |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Depreciation of fixed assets, total | 140 | 7 476 429 | 7 149 595 |
| including: | | | |
| buildings, constructions and transmission devices | 141 | 133 743 | 164 641 |
| machinery, equipment, transportation means | 142 | 670 226 | 848 332 |
| Aircraft hulls | 146 | 2 585 390 | 2 077 898 |
| Aircraft engines | 147 | 3 914 574 | 3 855 169 |
| other | 148 | 171 496 | 203 555 |
| Fixed assets let to rent, total | 150 | 398 352 | 99 358 |
| including: | | | |
| buildings | 151 | 67 116 | 65 342 |
| Constructions | 152 | 534 | 541 |
| aircraft hulls and engines | 153 | 328 091 | 30 790 |
| Fixed assets transferred to temporary closing-down state | 155 | - | 4 738 |
| Rented fixed assets objects, total | 160 | - | 10 981 649 |
| Including: | | | |
| In the balance | | - | 225 218 |
| Immovables taken for operation and still in the process of State registration | 165 | - | - |
| FOR REFERENCE | | | |
| Result from revaluation of fixed assets: | | | |
| initial (restoration) value | 171 | 13 045 991 | 13 842 925 |
| depreciation | 172 | 9 534 950 | 10 114 388 |
| Change of the fixed assets objects value resultant from additional construction, installation of additional equipment, modernization, partial disposal | 180 | 311 097 | 52 319 |

**Income-bearing investments into material values**

| Indicator description | Line Code | At the beginning of the year | Received | Retired | At the end of the reporting period |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| Properties to be leased | 210 | - | - | - | - |
| Properties given away under hire contracts | 220 | - | - | - | - |
| Other | 230 | - | - | - | - |
| Total | 240 | - | - | - | - |

| Depreciation of income-bearing investments into material values | 250 | - | | | - |
|---|---|---|---|---|---|

| Expenses for research and development, experimental and designing, know-how works | | | | | |
|---|---|---|---|---|---|
| **Type of works** | **Lie Code** | **At the beginning of the reporting year** | **Received** | **Retired** | **At the end of the reporting period** |
| 1 | 2 | 3 | 4 | 5 | 6 |
| Total | 310 | - | 10 751 | - | 10 751 |
| including: | | | | | |
| Development of English teaching techniques | | - | 3 686 | - | 3 686 |
| Development and creation of Computer-Aided Management System | | - | 7 065 | - | 7 065 |

| **Indicator description** | **Line Code** | **At the beginning of the year** | **At the end of the reporting period** |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| FOR REFERENCE. Amount of expenses for uncompleted research and development, experimental and designing and know-how works | 320 | - | 10 751 |
| Amount of the research and development, experimental and designing and know-how works that yielded no positive results and were included with the non-sales expenses | 330 | - | - |

| Expenses for the development of natural resources | | | | | |
|---|---|---|---|---|---|
| **Type of works** | **Lie Code** | **At the beginning of the reporting year** | **Received** | **Retired** | **At the end of the reporting period** |
| 1 | 2 | 3 | 4 | 5 | 6 |
| Expenses for the development of natural resources, total | 410 | - | - | - | - |

| **Indicator description** | **Line Code** | **At the beginning of the year** | **At the end of the reporting period** |
|---|---|---|---|

| 1 | 2 | 3 | 4 |
|---|---|---|---|
| For reference.<br>Amount of expenses by land sites, uncompleted search and evaluation of deposits, prospecting and (or) hydrogeology survey and other similar works | 420 | - | - |
| Amount of expenses for the development of natural resources included in the reporting period with non-marketing expenses as fruitless | 430 | - | - |

**Financial Investments**

| Indicator description | Line code | Long term | | Short term | |
|---|---|---|---|---|---|
| | | At the beginning of the reporting year | At the end of the reporting period | At the beginning of the reporting year | At the end of the reporting period |
| 1 | 2 | 3 | 4 | 5 | 6 |
| Investments into charter (shared) capitals of other organizations, total | 510 | 868 577 | 984 402 | - | - |
| Including: subsidiaries and affiliated companies | 511 | 423 898 | 494 039 | - | - |
| Sate and municipal securities | 515 | 142 | 142 | - | - |
| Securities of other organizations, total | 520 | 55 096 | 18 311 | - | - |
| including debt securities (debentures, bills of exchange) | 521 | 55 096 | 18 311 | - | - |
| Loans given | 525 | 1 391 626 | 1 293 215 | - | - |
| Deposits | 530 | - | - | - | 281 170 |
| Others | 535 | - | - | 7 222 | 20 950 |
| Total | 540 | 2 315 441 | 2 296 070 | 7 222 | 302 120 |
| From the total of financial investments that has current market value: | | | | | |
| investments into charter (shared) capitals of other organizations), total | 550 | 427 222 | 472 931 | - | - |
| including into subsidiaries and affiliated companies | 551 | - | - | - | - |
| into Sate and municipal securities | 555 | - | - | - | - |
| into securities of other organizations, total | 560 | - | - | - | - |
| Including debentures (debentures and bills of exchange) | 561 | - | - | - | - |
| Others | 565 | - | - | - | - |
| Total | 570 | 427 222 | 472 931 | - | - |
| FOR REFERENCE. | | | | | |
| In relation to financial investments that has current market value, a change of value as a result of evaluation | 580 | 382 864 | 45 709 | - | - |

| adjustment | | | | | |
|---|---|---|---|---|---|
| In relation to debentures, the difference between the initial value and par value is accounted in the financial result of the accounting period | 590 | - | - | - | - |

| Outstanding receivables and payables | | | |
|---|---|---|---|
| **Indicator description** | **Line Code** | **Reminder at the beginning of the reporting year** | **Reminder at the end of the reporting period** |
| 1 | 2 | 3 | 4 |
| Receivables: | | | |
| short term, total | 610 | 9 679 904 | 12 374 072 |
| including: | | | |
| settlements with customers and clients | 611 | 5 722 524 | 5 817 365 |
| advance payments effected | 612 | 1 267 470 | 1 128 668 |
| other | 613 | 2 689 910 | 5 428 039 |
| long term, total | 620 | - | - |
| including: | | | |
| settlements with customers and clients | 621 | - | - |
| advance payments effected | 622 | - | - |
| other | 623 | - | - |
| Total | 630 | 9 679 904 | 12 374 072 |
| Payables: | | | |
| short term, total | 640 | 9 115 647 | 7 459 708 |
| including: | | | |
| settlements with customers and clients | 641 | 5 285 052 | 4 864 449 |
| advance payments effected | 642 | 385 002 | 167 150 |
| payments of taxes and charges | 643 | 786 550 | 700 554 |
| credits | 644 | 2 109 230 | 1 029 422 |
| loans | 645 | - | - |
| other | 646 | 549 813 | 698 133 |
| long term, total | 650 | 40 052 | 463 131 |
| including: | | | |
| credits | 651 | - | 222 196 |
| loans | 652 | - | - |
| other | 653 | 40 052 | 240 935 |
| TOTAL | 660 | 9 155 699 | 7 922 839 |

| Expenses on regular business activities (cost elements) | | | |
|---|---|---|---|
| **Indicator description** | **Line** | **For the** | **For the** |

| | Code | reporting year | previous year |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Material costs | 710 | 17 233 786 | 13 986 027 |
| Costs of labor | 720 | 5 121 538 | 4 417 280 |
| Allocations for social needs | 730 | 1 211 776 | 1 104 491 |
| Depreciation | 740 | 652 667 | 631 941 |
| Other costs | 750 | 27 843 379 | 25 085 749 |
| Total for cost elements | 760 | 52 063 146 | 45 225 488 |
| Change of balance (increase [+], decrease [-]): | | | |
| production in progress | 765 | - | - |
| deferred expenses | 766 | -120 785 | 314 578 |
| reserves for deferred expenses | 767 | -33 647 | 32 023 |

**Collaterals**

| Indicator description | Line Code | For the reporting year | For the previous year |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Received, total | 810 | 510 242 | 480 478 |
| including: | | | |
| bills of exchange | 811 | 57 658 | 57 658 |
| Real property in lien | 820 | - | - |
| of that: | | | |
| fixed assets objects | 821 | - | - |
| securities and other financial investments | 822 | - | - |
| other | 823 | - | - |
| Issued, total | 830 | 2 346 184 | 1 479 491 |
| including: | | | |
| bills of exchange | 831 | - | - |
| Real property given as lien | 840 | 322 565 | 322 565 |
| of that: | | | |
| fixed assets objects | 841 | 322 565 | 322 565 |
| securities and other financial investments | 842 | - | - |
| other | 843 | - | - |

**State support**

| Indicator description | Line Code | For the reporting year | For the previous year |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Received means from state budget , total | 910 | 102 | - |
| including: mobilization reserve | | 102 | - |
| target relief - other | | | |

| | | As at the | Received | Returned | As at the |
|---|---|---|---|---|---|

| | | **beginning of the accounting period** | **during the accounting period** | **during accounting period** | **end of the accounting period** |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| Credits from State budget, total | 920 | - | - | - | - |

# Explanatory note to the Accounting Statements of JSC "Aeroflot-Russian Airlines" for 2004

## I. Background of JSC "Aeroflot"

JSC "Aeroflot – Russian International Airlines" was set up under the approval by the Orders of the Government of the Russian federation of July 28, 1992 № 527 "On Measures for Organization of International Air Transport Communications of the Russian Federation", of April 1, 1993 № 267 "On Joint Stock Company "Aeroflot – Russian International Airlines", of April 12, 1994 № 314 "On Approval of the Charter of Joint Stock Company "Aeroflot – Russian International Airlines".

At the General Meeting of Shareholders held on June 24, 2000 the new revision of the Company Charter, one of the items of which provided for the change of the Company name from Joint Stock Company "Aeroflot – Russian International Airlines" into Joint Stock Company "Aeroflot – Russian Airlines" was adopted (Certificate of Registration № 032.175-iu9 dated July 20, 2000).

The founder of the Company is the Government of the Russian Federation.

**List of members of the Board of Directors of the JSC "Aeroflot" (as at December 31, 2004)**

| | |
|---|---|
| **Antonov V.N.** | First Deputy General Director of JSC "Aeroflot" |
| **Butrin M.R.** | Chief, Department for Assets Management of OOO "National Reserve Corporation" |
| **Dushatin L.A.** | First Deputy General Director of OOO "National Reserve Corporation" |
| **Ivanov V. P.** | Assistant to the President of the Russian Federation, Chairman of the Board of Directors of JSC "Aerolfot" |
| **Kopeikin M.U.** | Deputy Chief, Administration of the Government of the Russian Federation |
| **Levitin I.E.** | Minister of Transport of the Russian Federation |
| **Okulov V.M.** | General Director of JSC "Aeroflot" |
| **Uvarov A.K.** | Chief, Department of Transport and Communications Real Property of the Administration of Real Property of Organizations of Commercial Area of the Federal Agency for Management of Federal Real Property |
| **Fedorov A.V.** | Deputy Chief, Department of Federal Security Service of the Russian Federation |
| **Shablin V.N.** | Senior Vice-President of Public JSC AKB "National Reserve Bank" |
| **Shipil N.V.** | Chief, Federal Agency of Air Transport |

**List of members of Auditing Commission of JSC "Aeroflot"**

| | |
|---|---|
| **Gorbatchik T.V.** | Director, Department of the Ministry of Transport of the Russian Federation, Chairman of the Auditing Commission |
| **Dunaikina Z.N.** | Chief, Information and Analytic Department of Operational Security of JSC "Aeroflot" |

**Tarasov A.E.** Chief, Legal Department of OOO "National Reserve Corporation"

**Tolmachev U.V.** Leading Specialist of the Federal Agency for Management of Federal Real Property

**Khvostunkov A.N.** Chief, Administration for Regulation of Natural Monopolies on Transport of the Federal Energy Commission of Russia

## II. Financial operations of JSC "Aeroflot"

Charter capital of the Company is 1 110 616 299 (One billion, one hundred and ten million, six hundred and sixteen thousand two hundred and ninety nine) rubles.

The charter capital is divided into 1 110 616 299 placed ordinary registered shares with par value of 1 (One) ruble each.

The share belonging to the Sate in the Charter capital is 51.17% that amounts to 568 335 339 shares.

Manager of State shares package: the Ministry of Property Relations of the Russian Federation.

### Shareholders Registry Status as at December 31, 2004

| | |
|---|---|
| Number of registered persons, total | 11517 |
| including: | |
| number of registered legal persons | 40 |
| number of registered physical persons | 11 477 |
| Number of shares belonging to registered legal persons | 1 013 738 498 |
| Number of shares belonging to registered physical persons | 96 877 801 |

### Information on Company shares issues

**1st issue.**

Decision on flotation of the securities was approved by the Order of the State Commission for Property (Goskomimuschestva) № 535-p of April 13,1995.

| | |
|---|---|
| Actual date of the beginning of flotation (sale) of the securities | 18.06.1994 |
| Actual date of the end of flotation (sale) of the securities | 11.10.1995 |
| Par value of one share | 1 (One) ruble |
| Number of actually placed shares | 3 164 149 pcs. |

Order of placement (way of sale) of shares: according to the Privatization Plan.

Statement on the results of the 1st issue of shares was registered by Federal Treasury of the Central Bank of Russia on April 27, 1998 (State registration № 73-1 «П» - 5142 of 22.06.1995).

**2nd issue.**

Decision on flotation of the securities was approved by the RF FTCB (Minutes № 5 of February 1, 1999).

| | |
|---|---|
| Actual date of the beginning of flotation (sale) of the securities | 22.02.1999 |
| Actual date of the end of flotation (sale) of the securities | 22.02.1999 |
| Par value of one share | 1 (One) ruble |
| Number of actually placed shares | 1 107 452 150 pcs. |

Shares were floated among the shareholders at the cost of revaluation of fixed assets carried out under the Orders of the Government of the Russian Federation № 1148 of November 28, 1995 "On revaluation of

fixed assets" and № 1142 of December 07, 1996 "On revaluation of fixed assets in 1997" proportionately to the number of ordinary shares of the 1st issue.
Statement on the results of the 1st issue of shares was registered by RF FTCB on April 5, 1999 (State registration № 1-02-00010-A of February 1, 1999).

## III. Accounting policy of JSC "Aeroflot" in 2004

JSC "Aeroflot" was guided in its work by the requirements for accounting policy as established by the General Director's Order № 500 of December 12, 2003 "On accounting policy of JSC "Aeroflot" for 2004".
Accounting in the Company is carried out in accordance with the working Plan of Accounts as approved by the General Director's Order № 429 of December 29, 2002 and drawn up basing on the Plan of Accounts for bookkeeping of financial and business activities of organizations and on Instruction on its implementation as approved by the Order of the Ministry of Finances of the Russian Federation № 94н of October 31, 2000.

Accounting in the Company is carried out by way of grouping and assessment of facts of business activity, repayment of assets value, arrangement of documents circulation, inventory, application of bookkeeping accounts, accounting registers system, processing of information and other applicable techniques and methods.

## IV. Main indicators of production in 2004

| № | Indicators | Units | 2003 | 2004 | Variance | |
|---|---|---|---|---|---|---|
| | | | | | +/- | % |
| 1 | Passenger traffic, including | mln.pkm | 18 202.60 | 21 005.50 | 2 802.90 | 15.40% |
| | -IAL (International Air Lines) | -11- | 14 163.70 | 16171.50 | 2 007.80 | 14.18% |
| | - DAL (Domestic Air Lines) | -11- | 4 038.90 | 4 834.00 | 795.10 | 19.69% |
| 2 | Ton kilometers covered, including. | mln. tkm | 2 252.70 | 2 745.00 | 492.30 | 21.85% |
| | - IAL | -11- | 1 805.00 | 2212.50 | 407.50 | 22.58% |
| | - DAL | -11- | 447.70 | 532.50 | 84.80 | 18.94% |
| 3 | Traffic: passengers, including | Thousands persons | 5 843.60 | 6863.10 | 1 019.50 | 17.45% |
| | - IAL | -11- | 4 129.80 | 4 647.60 | 517.80 | 12.54% |
| | - DAL | -11- | 1 713.80 | 2215.50 | 501.70 | 29.27% |
| | mail, including | tons | 4 252.70 | 3 737.00 | -515.70 | -12.13% |
| | - IAL | -11- | 3 177.60 | 2518.80 | -658.80 | -20.73% |
| | - DAL | -11- | 1 075.10 | 1 218.20 | 143.10 | 13.31% |
| | cargo, including | tons | 109 964.70 | 142 975.00 | 33 010.30 | 30.02% |
| | - IAL | -11- | 92523.10 | 122386.10 | 29 863.00 | 32.28% |
| | - DAL | -11- | 17441.60 | 20 588.90 | 3 147.30 | 18.04% |

As at December 31, 2004 there were 28 representative offices of the Company in the Russian Federation, and 82 – abroad.

During 2004 4 representative offices were opened in the Russian Federation and operations of 13 representative offices abroad were suspended.

Payroll average number of personnel of JSC "Aeroflot" in 2004 was 14 737 persons.

## V. Balance of JSC "Aeroflot for 2004
## Assets Structure

*Units: thousand ru*

| Indicator | As at the beginning of the accounting year | | As at the end of the accounting year | | Variance | |
|---|---|---|---|---|---|---|
| | Absolute | % | Absolute | % | +/- | % |
| 1 | 2 | 3 | 4 | 5 | 6=4-2 | 7=6/2 |
| I. Non-circulations assets | 6 945 363 | 34.12% | 7 387 075 | 30.40% | 441 712 | 6.36% |
| Intangible assets | 61565 | 0.30% | 58325 | 0.24% | -3240 | -5.26% |
| Fixed assets | 3 433 666 | 16.87% | 3734614 | 15.37% | 300 948 | 8.76% |
| Construction in progress | 1 128691 | 5.55% | 1 291 079 | 5.31% | 162388 | 14.39% |
| Income-bearing investments into material values | | | . | . | . | |
| Long-term financial investments | 2315441 | 11.38% | 2 296 070 | 9.45% | -19371 | -0.84% |
| Deferred taxation assets | | | 987 | 0.00% | 987 | 100.00% |
| Other non-circulation assets | 6000 | 0.03% | 6000 | 0.02% | 0 | 0.00% |
| II. Circulating assets | 13 409 498 | 65.88% | 16 908 626 | 69.60% | 3 499 128 | 26.09% |
| Stocks | 2626 106 | 12.90% | 2 998 698 | 12.34% | 372 592 | 14.19% |
| Value added tax on acquired values | 346 773 | 1.70% | 401 458 | 1.65% | 54685 | 15.77% |
| Long-term accounts receivable | | | . | . | . | |
| Short-term accounts receivable | 9 028 147 | 44.35% | 11771 184 | 48.45% | 2 743 037 | 30.38% |
| Short-term financial investments | 7222 | 0.04% | 302 120 | 1.24% | 294 898 | 4083.33% |
| Money menas | 1 401 250 | 6.88% | 1 435 166 | 5.91% | 33916 | 2.42% |
| Other circulating assets | - | - | - | - | - | ' |
| ASSETS, TOTAL | 20 354 861 | 100.00% | 24 295 701 | 100.00% | 3 940 840 | 19.36% |

Company assets grew in 2004 by 3 940 840 thousand rubles (from 20 354 861 up to 24295704 thousand rubles) c by 19.36%. The assets grows was caused by the growth of non-circulating assets by 441 494 thousand rubles or b 6.36 %, and circulating assets by 3 499 128 thousand rubles or by 26.09 %.

### Non-circulating assets

As at the end of 2004 the structure of the property is characterized by a low portion of non-circulating assets that accounted for 34.12% at the beginning and 30.40% at the year end. The main part of the non-circulating assets falls at the fixed assets (50.56%).

Non-circulating assets grew from 6 945 363 up to 7 387 075 thousand rubles. The increase in non-circulating assets was due to the growth of the following components: fixed assets by 300 948 thousand rubles (from 3 433 666 up to 3 734 614 thousand rubles) or by 8.76%; construction in progress by 162 388 thousand rubles (from 1 128 691 up to 1 291 079 thousand rubles) or by 14.39%; with concurrent decrease of intangible assets by 3 240 thousand rubles (from 61 565 up to 58 325 thousand rubles) or by 5.26%; long-term

financial investments by 19 371 thousand rubles (from 2 315 441 up to 2 296 070 thousand rubles) or by 0.84%.

The highest weight in the composition of the fixed assets (by residual value) at the end of 2004 falls at the following groups:

- buildings – 30.4%;
- machinery and equipment – 15.7%;
- aircraft engines – 15.0% (during the accounting period a decrease of the residual value of aircraft engines was observed due to accrued amortization and due to the disposal of 36 aircraft engines);
- aircraft hulls – 10.4%. As a result of modernization the initial aircraft value grew by 44 520 thousand rubles. The increase of the residual value was due to the purchase of 1 Tu-154M aircraft.

The main weight in the composition of the construction in progress falls at the construction of buildings and facilities – 68.4%.

In 2004 capital investments amounted to 1 314 573 thousand rubles (including advances in construction - 23 719 thousand rubles), capitalized - 1 146 975 thousand rubles. Within the overall volume of capital investments the main weight falls at the construction of buildings and facilities – 25.6%, purchase of aircraft – 16.4%, purchase of computer hardware – 7.7%, purchase of transportation means – 6.4%.

The increase of long-term financial investments was due mainly to the contribution to the charter capital of OOO "Inter-Terminal" in the amount of - 26 033 thousand rubles and the purchase of real property complex of Federal State Unitary Enterprise "Airline "Arkhangelsk Air Lines" (ZAO "Aeroflot-Nord") - 40 800 thousand rubles.

Investments grew by the amount of payment for the depositary certificate of SITA for 2004 and in connection with the growth of France Telecom shares value.

General decrease of long-term financial investments in 2004 is connected with a partial repayment of ZAO "Sherotel" loan in the amount of 159 100 thousand rubles.

## Circulating assets

Property structure at the end of 2004 is characterized by a high share of circulating assets that accounted for 65.88% at the beginning and for 69.60% at the end of 2004.

The circulating assets of the Company increased from 13 409 498 up to 16 908 626 thousand rubles.

The main part of the circulating assets falls at the accounts receivable (69.62 %). The weight of stocks in the circulating assets decreased from 19.58% down to 17.73%.

The value of stocks in 2004 increased by 372 592 thousand rubles (from 2 626 106 up to 2 998 698 thousand rubles). Raw and other materials prevailed in the composition stocks as at the end of 2004 (2 428 249 thousand rubles) the share of which went up from 73.68% to 80.98%. The second place in the stocks structure belongs to the deferred expenses (570 449 thousand rubles) the share of which went down from 26.32% to 19.02% on the account of revision of software exploitation life terms.

The share of accounts receivable in the circulating assets went up from 67.33% to 69.62% in connection with the growth of indebtedness of the State budget on taxes and charges by 2 742 235 thousand rubles.

At the end of the period the amount of money means in 2004 was 1 435 166 thousand rubles.

The variance of line 260 of the Balance Sheet "Money means" and line 460 of the Statement on the movement of money means "Reminder of money means at the end of the accounting period" is due to the available money means on the way and on special accounts in banks.

In 2004 the Company increased the value of short-term financial investments from 7 222 thousand rubles up to 302 120 thousand rubles on the account of the increased balances at the deposit accounts in banks whereas their share in the overall structure of the circulating assets went up from 0.05% to 1.79%.

**Structure of liabilities**

*Unit: thousand rubl*

| Indicators | At the beginning of the accounting year | | At the end of the accounting year | | Variance | |
|---|---|---|---|---|---|---|
| | Absolute | % | Absolute | % | +/- | % |
| 1 | 2 | 3 | 4 | 5 | 6=4-2 | 7=6/2 |
| I. Capital and reserves | 11147965 | 54.77% | 16 331 005 | 67.22% | 5 183 040 | 46.49% |
| Charter capital | 1 110616 | 5.46% | 1 110616 | 4.57% | 0 | 0.00% |
| Own shares redeemed from shareholders | | | -37 | 0.00% | -37 | 100.00% |
| Additional capital | 3 704 937 | 18.20% | 3 492 079 | 14.37% | -212 858 | -5.75% |
| Reserve capital | 277 654 | 1.36% | 277 654 | 1.14% | 0 | 0.00% |
| Unappropriated profit | 6 054 758 | 29.75% | 11 450 693 | 47.13% | 5 395 935 | 89.12% |
| П. Long-term liabilities | 40052 | 0.20% | 463 131 | 1.91% | 423 079 | 1056.32% |
| Long-term credits | — | — | 222 196 | 0.91% | 222 196 | 100.00% |
| Long-term loans | — | — | — | - | - | - |
| Deferred taxation liabilities | 40052 | 0.20% | | . | -40 052 | -100.00% |
| Other long-term liabilities | | | 240 935 | 0.99% | 240 935 | 100.00% |
| III. Short-term liabilities | 9 166 844 | 45.04% | 7 501 565 | 30.88% | -1 665 279 | -18.17% |
| Long-term credits | 2 109230 | 10.36% | 1 029 422 | 4.24% | -1 079 808 | -51.19% |
| Long-term loans | - | - | - | - | - | - |
| Accounts payable | 7006417 | 34.42% | 6 430 286 | 26.47% | -576 131 | -8.22% |
| Indebtedness to partners (founders) | 6987 | 0.03% | 31887 | 0.13% | 24900 | 356.38% |
| Other short-term liabilities | 44210 | 0.22% | 9970 | 0.04% | -34 240 | -77.45% |
| LIABILITIES, TOTAL | 20 354 861 | 100.00% | 24 295 701 | 100.00% | 3 940 840 | 19.36% |

As at the beginning of 2004 Company own capital amounted to 11 147 965 thousand rubles, whereas at the end of 2004 it amounted to 16 331 005 thousand rubles. During 2004 the value of own capital went up by 5 183 040 thousand rubles.

The growth of the own capital value was due to the increase of unappropriated profit generated as a business result of 2004 by 5 395 935 thousand rubles (from 6 054 758 up to 11 450 693 thousand rubles) or by 89.12% with concurrent decrease o f additional capital by 212 858 thousand rubles (from 3 704 937 down to 3 492 079 thousand rubles) at the account of writing off fixed assets that had been revaluated before.

As at the end of 2004 long-term credits amounted to 222 196 thousand rubles (all liabilities on credits received in foreign currency). Long-term credits to be repaid within less than 12 months in the accounting period according to Regulation on Accounting Procedures 15/1 "Accounting of Loans and Credits and Costs of their Servicing" and Accounting Policy of the Company were transferred to short-term liabilities.

In 2004 the amount of short-term liabilities went down by 1 665 279 thousand rubles. Their share in the structure of the loan capital decreased from 99.56% down to 94.19%.

During 2004 the amount of short-term credits went down from 2109230 thousand rubles to 1 029 422 thousand rubles or by 51.19%. There are no outstanding credits.

Accounts payable for 2004 went down by 576 131 thousand rubles (from 7 006 417 to 6 430 286 thousand rubles).

As at the end of 2004 in the composition of accounts payable liabilities to suppliers and contractors are prevailing (4 864 449 thousand rubles) accounting for 75.65%. The second in size are liabilities to State Budget (700 554 thousand rubles) accounting for 10.89%.

The increase during 2004 of the indebtedness to partners (founders) by 24 900 thousand rubles is connected with the appropriation of profit for 2003 and allocation for dividend payment of 485 317 thousand rubles and payment of dividend in the amount of 460 417 thousand rubles. In 2004 the dividend to legal persons and tax imposed on it for the period 1997 – 2003 was paid in the amount 169 484 thousand rubles, dividend to physical persons and tax on it – in the amount of 46 549 thousand rubles, dividend remitted to the State for 2003 and tax on shares belonging to the Sate amounted to 244 384 thousand rubles.

**Business efficiency**

*(Progressive total)*

| Indicators | 2003 | 2004 | Variance |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Profitability of assets before taxation | 0.269 | 0.367 | 0.098 |
| Profitability of all operations by profit before taxation | 0.094 | 0.127 | 0.033 |
| Profitability of productive assets by the results from main activity | 0.200 | 0.236 | 0.036 |
| Profitability of main activity | 0.068 | 0.076 | 0.008 |
| Profitability of own capital (actual) | 0.399 | 0.465 | 0.066 |
| Assets turnover | 2.872 | 2.895 | 0.023 |
| Productive assets turnover | 2.932 | 3.079 | 0.147 |
| Stocks and other working assets turnover | 16.560 | 19.496 | 2.936 |
| Duration of stocks and other working assets turnover, days | 21.739 | 18.466 | -3.273 |

| Indicators | 2003 | 2004 | Variance |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Short-term accounts receivable turnover | 5.198 | 5.196 | -0.002 |
| Duration of short-term accounts receivable turnover | 69.258 | 69.288 | 0.030 |
| Accounts payable turnover | 6.559 | 8.225 | 1.666 |
| Duration of accounts payable turnover, days | 54.883 | 43.770 | -11.113 |
| Net productive working capital | 4 947 570 | 8 468 232 | 3 520 662 |
| Duration of net productive working capital turnover, days | 36.113 | 43.984 | 7.871 |
| Net productive working capital (less accounts payable) | 6 356 042 | 10205518 | 3 849 476 |

The level of assets profitability accounting for 36.700% as at the end of 2004 was secured by high turnover of assets that at the end the period was 2,895 turns per year with high (12.700%) yield of all operations (as for profit before taxation).

In general the dynamics of assets turnover, that shows the speed with which the production and circulation cycle is completed and reflects the level of business activity of the Company, is positive (during 2004 the value of the factor was observed to step up from 2.872 to 2.895 turns per year).

As at the beginning of 2004 profitability of productive assets by the results from regular activity in rendering services (showing what profit is generated by every ruble invested into productive assets of the Company) accounted for 19.950%, and at the end of the period was 23.560%. This value of the profitability indicator is the sum of profitability of services provided (regular activity) that at the end of 2004 was 7.650% and turnover of productive assets equaled to 3.079 turns during the year.

During 2004 the average of the duration of the net productive circulating capital was positive that ensures solvency of the Company in the long run.

If the account is taken that at the end of 2004 the net productive circulating capital amounts to 8 468 232 thousand rubles the decrease of the duration of its turnover by one day will allow to release funds in the amount of day average revenue of 156 603.281 thousand rubles.

**Financial stability**

*(Progressive total)*

| Indicators | Targeted values | 2003 | 2004 | Variance |
|---|---|---|---|---|
| 1 | | 2 | 3 | 4 |
| Correlation of loan and own capital (actual) | 0.700 | 0.819 | 0.487 | -0.332 |
| Level of own capital (actual) | 0.600 | 0.550 | 0.673 | 0.123 |
| Liquidity ratio of non-circulating assets by own capital (actual) | >=1 | 1.611 | 2.212 | 0.601 |
| Factor of sufficiency of own funds | 0.1 | 0.313 | 0.529 | 0.216 |
| Liquidity ratio | from 1.00 up to 2.00 | 1.470 | 2.257 | 0.787 |
| Intermediate liquidity ratio | from 0.50 up to 0.80 | 1.144 | 1.803 | 0.659 |
| Fixed date liquidity ratio | from 0.20 up to 0.40 | 0.154 | 0.232 | 0.078 |
| Cover ratio for liabilities by inflow of money means (Beaver's ratio) | from 0.17 up to 0.40 | 0.371 | 0.712 | 0.341 |

Cover ratio for non-circulating assets by own capital at the end of the year was 2.212 (at the beginning of the year it was 1.611) (whereas recommended ratio value to meet the requirement of financial stability is above or equal 1). Therefore, as at the end of 2004 all long-term assets are financed from long-term sources that can provide for relatively high solvency level of the Company in the long run. The dynamics of this indicator may be assessed as positive.

At the end of the year sufficiency of own funds ratio was 0.529 that is better than established regulatory value (0.1).

The ratio of loan and own capital at the beginning of 2004 was 0.819, at the end of the year it was 0.487 (while recommended value is less than 0.700).

Fixed-date liquidity ratio (reflecting the ratio of current liabilities to be covered by money funds and disposal of short-term securities) at the end of the year was 0.232 that is by 0.078 points higher of its value at the beginning of the year (0.154) while recommended value is from 0.20 up to 0.40.

Intermediate liquidity ratio (reflecting the ratio of current liabilities to be covered by circulating assets less stocks value) at the end of the year was 1.803 that is by 0.659 points higher of its value at the beginning of the year (1.144) while recommended value is from 0.50 up to 0.80.

The short-term liabilities liquidity ratio by circulating assets at the end of the year was 2.257 that is 0.787 points higher than it was at the beginning of the year (1.470) while recommended value is from 1,00 up to 2,00.

Beaver's ration that is equal to the ratio of inflow money funds to the total amount of liabilities at the end of 2004 was 0.712 whereas at the beginning of the year it was 0.371. Under international standards the recommended value of this indicator is in the interval between 0.170 and 0.400 (in annual terms).

## VI. Profit and loss of JSC "Aeroflot" for 2004

### Financial results

*Units:thousand rubles*

| Indicators | 2003 | 2004 | Variance | |
|---|---|---|---|---|
| | | | +/- | % |
| 1 | 2 | 3 | 4=3-2 | 5=4/2 |
| Proceeds from regular operations | 48 527 418 | 56 377 181 | 7 849 763 | 16.18% |
| *including:* sales of passenger services | 36915382 | 42 745 387 | 5 830 005 | 15.79% |
| sales of cargo services | 3 640 792 | 5414488 | 1 773 696 | 48.72% |
| sales of mail services | 164 900 | 135 726 | -29 174 | -17.69% |
| other sales | 7 806 344 | 8081580 | 275 236 | 3.53% |
| Costs from regular operations | 45 225 488 | 52 063 146 | 6 837 658 | 15.12% |
| *including:* commercial costs | 3515563 | 3 404 826 | -110737 | -3.15% |
| Administrative expenses | 1 926 914 | 2 162 703 | 235 789 | 12.24% |
| Results from regular activities | 3 301 930 | 4 314 035 | 1 012 105 | 30.65% |
| Other proceeds and costs *including:* interests receivable | 224515 | 69915 | -154600 | -68.86% |
| interests payable | 149 748 | 81 651 | -68 097 | -45.47% |
| income from participation in other companies | 201 464 | 131204 | -70 260 | -34.87% |
| operating income | 924 654 | 1 195619 | 270 965 | 29.30% |
| other operating costs | 1 608 323 | 1 622 199 | 13876 | 0.86% |
| *including:* taxes assessed in accordance with the current legislation | 338701 | 375 877 | 37176 | 10.98% |
| charges of crediting organizations for servicing the Company | 197 463 | 184460 | -13 003 | -6.59% |
| Results from operating activities | -407 438 | -307 112 | 100 326 | -24.62% |
| Non-sales proceeds | 7085761 | 7378271 | 292510 | 4.13% |
| *including:* profit of previous years revealed during the accounting period | 612938 | 1 171 015 | 558 077 | 91.05% |
| positive currency exchange difference | 1 288 721 | 1 079 983 | -208 738 | -16.20% |
| non-sales costs | 4 644 997 | 3 119430 | -1 525 567 | -32.84% |
| *including:* loss of previous years revealed during the accounting period | 589 967 | 577 200 | -12767 | -2.16% |
| negative currency exchange difference | 1 196256 | 1 101471 | -94 785 | -7.92% |

| Indicators | 2003 | 2004 | Variance | |
|---|---|---|---|---|
| | | | +/- | % |
| 1 | 2 | 3 | 4=3-2 | 5=4/2 |
| Result from non-sales operations | 2 440 764 | 4 258 841 | 1 818 077 | 74.49% |
| Extraordinary proceeds | 193 130 | 1073 | -192 057 | -99.44% |
| Extraordinary expenses | 31599 | 354 | -31 245 | -98.88% |
| Profit before taxation | 5 496 787 | 8 266 483 | 2 769 696 | 50.39% |
| Deferred taxation assets | — | 41 039 | 41 039 | 100.00% |
| Deferred taxation liabilities | 40052 | - | -40 052 | -100.00% |
| Current profit tax and other tax charges | 1 478 729 | 1 977 379 | 498 650 | 33.72% |
| **Net profit of the accounting year** | **3 978 006** | **6 330 143** | **2 352 137** | **59.13%** |

Proceeds from Company services sales received in 2004 as compared with 2003 have gone up by 7 849 763 thousand rubles or by 16.18% (from 48 527 418 to 56 377 181 thousand rubles).

The costs of the regular Company operations have increased by 6 837 658 thousand rubles or by 15.12%.

As at the end of 2004 Company profit from regular activities amounted to 4 314 035 thousand rubles.

The result from non-sales and operating activity amounted to 3 951 729 thousand rubles.

Profit before tax from all types of activity as at the end of 2004 was 8 266 483 thousand rubles, that is by 50.39% more than in 2003 that was 5 496 787 thousand rubles. Current profit tax and other charges in 2004 amounted to 1 977 379 thousand rubles.

Net profit of the Company in 2004 as compared against 2003 grew by 2 352 137 thousand rubles or by 59.13% ( from 3 978 006 up to 6 330 143 thousand rubles).

## VII. Calculation of JSC "Aeroflot" net assets assessment as at the end of 2004

*Unit: thousand rubles*

| Indicator description | Line code | At the beginning of the year | At year end |
|---|---|---|---|
| I. Assets | | | |
| 1. Intangible assets | 110 | 61 565 | 58325 |
| 2. Fixed assets | 120 | 3 433 666 | 3734614 |
| 3. Construction in progress | 130 | 1 128 691 | 1 291 079 |
| 4. Income-bearing investments into material values | 135 | - | - |
| 5. Long-term and short-term financial investments | 140+250 | 2 322 663 | 2 598 190 |
| 6. Other non-circulating assets | 145+150 | 6000 | 6987 |
| 7. Stocks | 210 | 2626 106 | 2 998 698 |
| 8. VAT on acquired values | 220 | 346 773 | 401 458 |
| 9. Accounts receivable | 230+240 | 9028 147 | 11 771 184 |

| Indicator description | Line code | At the beginning of | At year end |
|---|---|---|---|
| 10. Money funds | 260 | 1 401 250 | 1 435 166 |
| 11. Other circulating assets | 270 | - | - |
| 12. Assets total taken for calculation (sum of lines 1 to 11) | | 20 354 861 | 24 295 701 |
| II. Liabilities | | | |
| 13. Long-term liabilities on loans and credits | 510 | | 222 196 |
| 14. Other long-term liabilities | 515+520 | 40052 | 240 935 |
| 15. Short-term liabilities on loans and credits | 610 | 2109230 | 1 029 422 |
| 16. Accounts payable | 620 | 7006417 | 6430286 |
| 17. Indebtedness to partners (founders) for payment of income | 630 | 6987 | 31 887 |
| 18. Reserves for deferred expenses | 650 | 33647 | - |
| 19. Other short-term liabilities | 660 | - | - |
| 20. Liabilities total taken for calculation (sum of lines 13 to 19) | | 9196333 | 7 954 726 |

| | | | |
|---|---|---|---|
| 21. Value of net assets of the Company (total net assets taken fro calculation (line 12) less total liabilities taken fro calculation (line 20)) | | 11 158528 | 16 340 975 |

Value of net assets as compared against the beginning of the year went up by 5 182 447 thousand rubles or by 46.44%.

The calculation of net assets value is done in accordance with Order of the Ministry of Finances of the Russian Federation and the Federal Commission on Securities Market of January 29, 2003 № 10н, 03-6/пз "On Approval of the Order of Assessment of Net Assets Value of Joint Stock Companies".

## VIII. Information on Statutory Auditor

The General Meeting of Shareholders that reviewed the results of the Company activity in 2003 adopted resolution on conclusion of the contract with Auditing Firm "Vneshaudit".

At present this Firm is operating under the license № E 000548 of June 25, 2002 issued by the Ministry of Finances of the Russian Federation for 5 year term.

General Director of the Firm is Mr. Mitrofanov Leonid Moiseevitch.

The Firm is registered by the Moscow Registration Chamber, Registration certificate № 470.740 dated February 17, 1992 at legal address:
109180, Moscow, ul. Bolshaya Yakimanka, 25, 27/2 .
Tel: 967-04-95.

## 7.2 Issuer's quarterly accounting statements for the latest completed reporting quarter

**Accounting period**
Year: **2005**
Quarter: **I**
Date: **31.03.2005**
Unit: thousand rubles
Form: **Order N 67н of July 22, 2003**

## Balance Sheet

| ASSETS | Line Code | At The Beginning Of The Reporting Year | At The End Of The Reporting Period |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| I. NON-CIRCULATING ASSETS | | | |
| Intangible assets | 110 | 58 325 | 55 444 |
| Fixed assets | 120 | 3 734 614 | 3 927 619 |
| Construction in progress | 130 | 1 291 079 | 1 171 929 |
| Income-bearing investments into material values | 135 | - | - |
| Long-term financial investments | 140 | 2 296 070 | 2 229 204 |
| including : investments into subsidiaries and affiliated companies | 141 | 494 039 | 494 039 |
| loans issued to organizations for more than 12 months | 142 | 1 293 215 | 1 272 840 |
| other long-term investments | 143 | 508 816 | 462 325 |
| Deferred tax assets | 145 | 987 | 1 185 747 |
| Other non-circulating assets | 150 | 6 000 | 6 000 |
| Section I, TOTAL | 190 | 7 387 075 | 8 575 943 |
| II. WORKING ASSETS | | | |
| Stocks | 210 | 2 998 698 | 2 774 188 |
| raw and other materials, other similar values | 211 | 2 428 249 | 2 201 746 |
| deferred expenses | 216 | 570 449 | 572 442 |
| other stocks and expenditures | 217 | - | - |
| Value added tax on acquired values | 220 | 401 458 | 453 271 |
| Accounts receivable (expected to be paid more than 12 months after reporting date) | | - | - |

| | 230 | | |
|---|---|---|---|
| purchasers and clients (62, 76, 82) | 231 | - | - |
| other debtors | 232 | - | - |
| Accounts receivable (expected to be paid within 12 months after the reporting date) | 240 | 11 771 184 | 11 054 812 |
| purchasers and clients (62, 76, 82) | 241 | 5 214 477 | 4 462 271 |
| bills receivable | 242 | - | - |
| debts of subsidiaries and affiliates | 243 | 22 191 | 22 191 |
| State budget outstanding payments on taxes and charges | 244 | 5 235 514 | 5 579 080 |
| задолженность государственных внебюджетных фондов | 245 | 7 706 | 942 |
| advance payments effected | 246 | 1 128 668 | 840 310 |
| other debtors | 247 | 162 628 | 150 018 |
| Short-term financial investments (56,58,82) | 250 | 302 120 | 3 103 642 |
| loans issued to organizations for less than 12 months term | 251 | - | - |
| other short-term financial investments | 252 | 302 120 | 3 103 642 |
| Money | 260 | 1 435 166 | 1 077 934 |
| including: cash | 261 | 13 136 | 14 792 |
| current accounts | 262 | 753 767 | 160 582 |
| hard currency accounts | 263 | 622 983 | 785 898 |
| other money means | 264 | 45 280 | 116 662 |
| Other working assets | 270 | - | - |
| Section II, TOTAL | 290 | 16 908 626 | 18 463 847 |
| BLANCE (sum of lines 190 + 290): | 300 | 24 295 701 | 27 039 790 |

| LIABILITIES | Line code | At the beginning of the reporting year | At the end of the reporting period |
|---|---|---|---|
| 1. | 2 | 3 | 4 |
| III. CAPITAL AND RESERVES | | | |
| Charter capital | 410 | 1 110 616 | 1 110 616 |
| Own shares redeemed from shareholders | 411 | (37) | (37) |
| Additional capital | 420 | 3 492 079 | 3 491 784 |
| Reserved capital | 430 | 277 654 | 277 654 |
| statutory reserve funds | 431 | - | - |
| reserves set up in accordance with constituent documents | 432 | 277 654 | 277 654 |
| Retained profit (uncovered losses) | 470 | 11 450 693 | 10 574 544 |
| including: retained profit (uncovered losses) from previous years | 471 | 11 450 693 | 11 449 571 |
| retained profit (uncovered losses) of the reporting year | 472 | X | (875 027) |
| Section III, TOTAL | 490 | 16 331 005 | 15 454 561 |
| IV. LONG TERM LIABILITIES | | | |
| Loans and credits | 510 | 222 196 | 4 436 137 |
| including: bank credits to be repaid more than 12 month after the reporting date | 511 | 222 196 | 4 436 137 |
| loans to be repaid within 12 month after the reporting date | 512 | - | - |
| Deferred taxation liabilities | 515 | - | 1 036 162 |
| Other long-term liabilities | 520 | 240 935 | - |
| Section IV, TOTAL | 590 | 463 131 | 5 472 299 |
| V. SHORT TERM LIABILITIES | | | |
| Loans and credits | 610 | 1 029 422 | - |
| including: bank loans to be repaid within 12 month after the reporting date | 611 | 1 029 422 | - |

| | | | |
|---|---|---|---|
| loans to be repaid within 12 month after the reporting date | 612 | - | - |
| Accounts payable | 620 | 6 430 286 | 5 477 723 |
| suppliers and contractors | 621 | 4 864 449 | 4 593 525 |
| wages and salaries | 622 | 225 274 | 237 163 |
| indebtedness to the State non-budget funds | 623 | 189 979 | 177 810 |
| indebtedness on taxes and charges | 624 | 700 554 | 92 176 |
| other payables | 625 | 282 880 | 250 044 |
| векселя к уплате | 626 | - | - |
| advances received | 627 | 167 150 | 127 005 |
| Indebtedness to subsidiaries and affiliates | 628 | - | - |
| Outstanding payments to partners (founders) in income payments | 630 | 31 887 | 29 484 |
| Deferred income | 640 | 9 970 | 10 321 |
| Reserves for deferred expenses | 650 | - | 595 402 |
| Other short term liabilities | 660 | - | - |
| Section V, TOTAL | 690 | 7 501 565 | 6 112 930 |
| BALANCE (sum of lines 490 + 590 + 690): | 700 | 24 295 701 | 27 039 790 |

| INFORMATION ON VALUES ACCOUNTED OUT OF BALANCE SHEET ACCOUNTS | | | |
|---|---|---|---|
| **Indicator description** | **Line code** | **At the beginning of the reporting year** | **At the end of the reporting period** |
| 1 | 2 | 3 | 4 |
| Fixed assets rented | 910 | 10 756 431 | 10 297 256 |
| including leased ones | 911 | 10 755 545 | 10 296 370 |
| Goods and material values accepted for storage under obligations | 920 | - | - |
| Goods accepted for commission | 930 | - | - |
| Written off to losses indebtedness of insolvent debtors | 940 | 2 003 670 | 2 003 093 |
| Collaterals for liabilities and payments received | 950 | 480 478 | 466 922 |
| Collaterals for liabilities and payments issued | 960 | 1 479 491 | 1 455 555 |
| Wear and tear of housing stock | 970 | - | - |
| Wear and tear of nonproductive facilities and other similar objects | 980 | - | - |
| Intangible assets acquired for use | 990 | - | - |

# Profit And Loss Statement

| Indicator description | Line code | At the beginning of the reporting year | At the end of the reporting period |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Profits and losses from regular business activities: | | | |
| Revenue (net) from sales of goods, products, works and services (less value added tax, excise taxes and other similar mandatory payments) | 010 | 11 085 485 | 9 986 470 |
| Production cost of sold goods, products, works, services | 020 | (11 253333) | (9 364 966) |
| Gross profit | 029 | (167 848) | 621 504 |
| Trade expenses | 030 | (504 574) | (644 177) |
| Administrative expenses | 040 | (496 987) | (469 418) |
| Sales profit (loss) | 050 | (1 169 409) | (492 091) |
| Operating profit and loss | | | |
| Interests receivable | 060 | 39 362 | 12 038 |
| Interests payable | 070 | (37 690) | (22 982) |
| Income form participation in other organizations | 080 | - | 11 280 |
| Other operating income | 090 | 18 472 | 33 603 |
| Other operating expenses | 100 | (204 754) | (189 629) |
| Non-trade profit | 120 | 942 537 | 642 962 |
| Non-trade expenses | 130 | (612 568) | (503 996) |
| Contingency income | 131 | 818 | 940 |
| Contingency expenses | 132 | (393) | (2) |
| Profit (loss) before taxes | 140 | (1 023 625) | (507 877) |
| Deferred tax assests | 141 | 1 184 760 | 85 770 |
| Deferred tax liabilities | 142 | (1 036 162) | - |
| Current profit tax | 150 | - | - |
| Other tax payments | 151 | - | (379) |
| Net profit (loss) of the reporting period | 190 | (875 027) | (422 486) |
| FOR REFERENCE: | | | |
| Permanent tax liabilities (assets) | 200 | 97 071 | 36 120 |
| Base profit (loss) per share | 201 | - | - |
| Watered profit (loss) per share | 202 | - | - |

## EXPLANATION OF SOME PROFIT AND LOSS ACCOUNTS

| Indicator description | Line code | At the beginning of the reporting year | | At the end of the reporting period | |
|---|---|---|---|---|---|
| | | Profit | Loss | Profit | Loss |
| 1 | 2 | 3 | 4 | 5 | 6 |
| Fines, penalties and forfeit penalties accepted or paid under court decree (arbitration court) on their recovery | 210 | 36 114 | 3 889 | 18 085 | 4 702 |
| Profit (loss) of previous years | 220 | 29 056 | 42 452 | 36 450 | 115 465 |
| Payment of damages caused by non-performance or inadequate performance of obligations | 230 | 1 481 | 55 | 980 | 263 |
| Currency exchange difference in foreign currencies operations | 240 | 255 262 | 254 455 | 265 161 | 266 934 |
| Allocation to assessment reserves | 250 | X | - | X | - |
| Writing off payables and receivables the claim limitation period of which has expired | 260 | - | - | 10 | - |

### 7.3 Spreadsheet accounting statements of the Issuer for the last completed fiscal year

***Spreadsheet (consolidated) accounting statements of the Issuer for the last completed fiscal year is included in the quarterly accounting report for the second quarter.***

## 7.4. Information on substantial changes in the composition of the Issuer's real property after the end date of the last completed fiscal year

| № | Name of the fixed assets group | Full value as at 01.01.2000 | Residual value as at 01.01.2000 | Full value as at 01.01.2001 | Residual value as at 01.01.2001 | Full value as at 01.01.2002 | Residual value as at 01.01.2002 | Full value as at 01.01.2003 | Residual value as at 01.01.2003 |
|---|---|---|---|---|---|---|---|---|---|
| 1 | Land sites | - | - | - | - | - | - | - | - |
| 2 | Buildings | 676 543 | | 680415 | - | 667 460 | 548 765 | 857691 | 730 226 |
| 3 | Constructions | 5571 | - | 5561 | - | 12 194 | 10298 | 18635 | 16252 |
| 4 | Aircraft | 4 829 359 | - | 4626881 | - | 9 280 806 | 2020610 | 8 768 892 | 1 579 306 |
| 5 | Permanent plants | 187 | | 187 | | 187 | 127 | 10994 | 10929 |
| | **Total:** | **5511 660** | - | **5313044** | - | **9 960 647** | **2 579 800** | **9656212** | **2 336 713** |

| № | Name of the fixed assets group | Full value as at 01.01.2004 | Residual value as at 01.01.2004 | Full value as at 01.04.2004 | Residual value as at 01.04.2004 | Full value as at 01.07.2004 | Residual value as at 01.07.2004 | Full value as at 01.10.2004 | Residual value as at 01.10.2004 |
|---|---|---|---|---|---|---|---|---|---|
| 1 | Land sites | - | - | - | - | - | - | - | - |
| 2 | Buildings | 1 066 998 | 954 263 | 1 074 218 | 955 341 | 1 073 356 | 938 842 | 1 075 800 | 944 175 |
| 3 | Constructions | 89 242 | 68 234 | 90 739 | 68 413 | 93 957 | 70 306 | 99 248 | 74 023 |
| 4 | Aircraft | 7 680 564 | 1 179600 | 7 579 921 | 1 086288 | 7 385 012 | 993 120 | 6 796 798 | 896 631 |
| 5 | Permanent plants | 10 994 | 10 924 | 10 994 | 10 924 | 10 807 | 10 807 | 10 807 | 10 807 |

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | **Total:** | **8 847 798** | **2 213 021** | **8 755 872** | **2 120 966** | **8 563 132** | **2 013 075** | **7 982 653** | **1 925 636** |

| № | Name of the fixed assets group | Full value as at 01.01.2005 | Residual value as at 01.01.2005 | Full value as at 01.04.2005 | Residual value as at 01.04.2005 |
|---|---|---|---|---|---|
| 1 | Land sites | - | - | - | - |
| 2 | Buildings | 1 274 991 | 1 137 287 | 1 274 991 | 1 130 300 |
| 3 | Constructions | 99 161 | 72 224 | 99 142 | 70 647 |
| 4 | Aircraft | 6 881 740 | 948 673 | 7 114 529 | 1 106 382 |
| 5 | Permanent plants | 10 807 | 10 807 | 10 807 | 10 807 |
| | **Total:** | **8 266 699** | **2 168 991** | **8 499 469** | **2 318 136** |

## 7.5. Information on Issuer's participation in court proceedings in case such participation may substantially affect Issuer's financial and business activity

The Issuer has not been engaged in any court proceedings that may substantially affect Issuer's financial and business activity.

# CHAPTER VIII. Additional information on the Issuer and securities placed by the Issuer

## 8.1. Additional information on the Issuer

### 8.1.1. Information on the amount and structure of Issuer's charter (shared) capital (shared fund)

***JSC "Aeroflot" charter capital amounts to 1 110 616 299 (One billion one hundred an ten million six hundred sixteen thousand ninety nine) rubles.***

| *Type of registered person* | *Number of registered persons* | *% of Charter capital* |
|---|---|---|
| *Legal persons* | *38* | *91.38%* |
| *Physical persons* | *11 464* | *8.62%* |
| *Total* | *11 502* | *100%* |

### 8.1.2. Information on changes of the amount of the charter (shared) capital (shred fund) of the issuer

The amount of charter capital of the Issuer has not been changed since 1999.

## 8.2. Information on Declared (Accrued) and Paid Dividend on Issuer's Shares and on Profits from Issuer's Bonds

Dividends on shares of given category (type):
Period: ***1999***
Amount of dividend per one share (rubles): ***0.01***
Total amount of dividend paid on shares of given category (type) (rubles): ***11 106 162.99***
Total dividend amount actually paid on shares of given category (type) (rubles): ***10 472 362.75***

Period: ***2000***
Amount of dividend per one share (rubles): ***0.03***
Total amount of dividend paid on shares of given category (type) (rubles): ***33 318 488.97***
Total amount actually paid on shares of given category (type) (rubles): ***31 028 380.72***

Period: ***2001***
Amount of dividend per one share (rubles): ***0.06***
Total amount of dividend paid on shares of given category (type) (rubles): ***66 636 977.94***
Total amount actually paid on shares of given category (type) (rubles): ***65 765 589.15***

Period: ***2002***
Amount of dividend per one share (rubles): ***0.29***
Total amount of dividend paid on shares of given category (type) (rubles): ***322 033 567.62***
Total amount actually paid on shares of given category (type) (rubles): ***321 637 436.72***

Period: ***2003***
Amount of dividend per one share (rubles): ***0.43***
Total amount of dividend paid on shares of given category (type) (rubles): ***485 316 700***
Total amount actually paid on shares of given category (type) (rubles): ***459 201 95.80***

***The reason for the variance between the declared and actually paid amounts is the absence in the Issuer's registry of shareholders' information current at the date of dividend payment or the return of payment because of incorrect or missing information about the previously specified personal shareholders' information***